

Burke&Herbert®
Financial Services Corp.

PURPOSE

Driven by our values, we endeavor to be your quintessential community bank – delivering service beyond expectations.

VALUES

SERVE & LEAD

We are dedicated to serving our customers and our teams, leading with quiet confidence and integrity to inspire the trust of all those we serve.

DELIVER MORE

We are driven to go above and beyond, continually innovating and improving on how we deliver the best possible experiences and outcomes for all those we serve.

ELEVATE EVERYONE

We embrace our differences and respect everyone's unique contributions. We seek to empower individuals through our actions and words, because we believe that when one succeeds, we all succeed.

ALWAYS INVESTED

We take ownership and responsibility for our work and are invested in the long-term success of our customers, colleagues, and communities.

Our culture and our values have been the cornerstone of Burke & Herbert Bank since our founding in 1852. In 2025, relying on our pillars, the Company delivered another exceptional year. Following a merger with Summit Financial Group in 2024, we welcomed new markets, new team members, and new clients and communities. Building upon our parallel vision and compatible values, we were able to bring our signature customer-focused relationship banking to five states through nearly 80 locations.



Burke&Herbert Bank®

VISIBLE ACROSS FIVE STATES


Burke&Herbert Bank
GO VIKINGS
GO VICKETS
JACKETS
OHIO
Pittsburgh
Altoona
Harrisburg
Reading
Philadelphia
Columbus
Dayton
Baltimore
Dover
Annapolis
Washington
DELAWARE
MARYLAND
Charleston
WEST VIRGINIA
VIRGINIA
Lynchburg
Richmond
Chesapeake Bay
Blacksburg
Burke&Herbert Bank
alexandria
CONGRATULATIONS!
LELA ASHLEY

With the merger completed, 2025 marked Burke & Herbert Bank's visible expansion into new communities and marketplaces. Bringing together two financial institutions with a shared culture and values resulted in a stronger, more efficient corporation that continues to deliver service beyond expectations to its communities.

TO OUR SHAREHOLDERS, CLIENTS, & FRIENDS

As I look back on 2025, I am proud of how Burke & Herbert Bank, through our amazing team of professionals, remained your steadfast financial services partner while advancing our position as your quintessential community bank.

For over 173 years, we have served you with dedication, commitment, and unwavering values. Last year, we demonstrated that properly executed, a merger between two companies with shared cultures and common values can yield a stronger, more vibrant firm.

Advancing resilience and efficiency in a dynamic market environment remained central to the Company's priorities throughout the year. The successful integration of Summit Financial Group into the Burke & Herbert family reaffirmed that growth is strongest when built on a compatible operating framework. Our collective commitment to our shareholders, clients, communities, and team remains at the core of our combined identity. In 2025, we opened our first branch in Montgomery County, Maryland (Bethesda), strengthening our presence in the Washington, D.C. metropolitan market. Exceeding expectations from its launch, this branch has established a strong foundation for continued growth and deeper engagement across the region.

RETURN ON AVERAGE ASSETS



TOTAL RISK-BASED CAPITAL RATIO



RETURN ON AVERAGE EQUITY



We are in a time when standing still is not an option, as the financial services industry continues to evolve at an unprecedented pace. As an institution that has weathered world wars, civil unrest, and economic fluctuations, the Company has consistently demonstrated its ability to adapt—while remaining grounded in values that endure.

A COMPANY CULTURE BASED ON VALUES

The combination of strategic and organic growth further broadened our market base, enhanced our pool of talent, and demonstrated our ability to serve the needs of a wider population. Looking back over the Company's history, I am honored to say that we have never wavered from our founding principles and in our ability to be responsive to our clients' needs. We continue to focus on helping our friends, families, and neighbors build better futures through sound financial practices. By embracing a culture that is as relevant today as it was in 1852, we can continue to provide service beyond expectations.

With an eye to the future within a changing landscape, we doubled down on outperforming our peers with laser focus on our four constituencies: clients, employees, communities, and shareholders. Serving all four diligently is one of the best ways to deliver value and ensure excellent financial results.

OUR 2025 RESULTS REFLECT A YEAR MARKED BY DISCIPLINED EXECUTION.

Our strategic priorities of maintaining and expanding our trusted advisor relationship model, delivering our full suite of market expected products and services, and expanding existing markets and pursuing new market opportunities are designed to deliver top quartile results. We made significant progress toward these objectives and delivered top quartile returns on average assets and on average equity. More importantly, our balance sheet remains strong and well-positioned with high capital levels and ample liquidity, creating a strong foundation as we enter 2026.

Following a year of team integration and operational efficiency, we concluded December with the announcement of our acquisition of LINKBANCORP. The firm remains strategically focused on long-term growth and future opportunities. We are thankful for our clients, our shareholders, our team members, and the communities we serve. We plan to continue our path of success for many years to come.

Thank you,

David P. Boyle
Chair of the Board,
Chief Executive Officer,
Burke & Herbert Financial Services Corp.
Chief Executive Officer
Burke & Herbert Bank & Trust Company



LINKBANK®

In late December, we announced the acquisition of LINKBANCORP, a community bank headquartered in Pennsylvania. Acquiring a bank of their size and structure transforms Burke & Herbert into a mid-Atlantic regional community bank. This acquisition deepens our presence in existing markets, expands into demographically and culturally similar regions, and advances the firm toward our strategic vision.

WHY LINKBANK?

LINKBANK is a quintessential community bank that is similarly situated with compatible goals. They are a high-touch, relationship-based commercial-focused bank which aligns with the Burke & Herbert mission. LINKBANK is based in Camp Hill and was founded in 2018 and has 24 branches in Pennsylvania, Maryland, Delaware, and Virginia.

LINKBANK ACQUISITION HIGHLIGHTS

• Expands Burke & Herbert into Pennsylvania and significantly enhances the Company's existing footprint resulting in more than 100 locations across Delaware, Kentucky, Maryland, Pennsylvania, Virginia, and West Virginia

• Creates a bank holding company with pro forma total assets of approximately $11.0 billion and pro forma total deposits of approximately $9.1 billion

• Shares aligned cultures dedicated to the success of our customers, communities, employees, and shareholders

OUR CULTURE IS REFLECTED IN OUR BRAND

THE POWER OF &

In 2024, we introduced an enhanced brand, focusing on the power of "and" and identified by our icon, the unique ampersand, &. This is more than a symbol to us. Our ampersand represents our emphasis on together. We believe that successful banking is collaborative; it relies on building a relationship and working together toward a common goal. To us, the power of AND reflects our dedication to all our banking constituencies, our clients, our communities, our employees, and our shareholders. Using the & icon is an ongoing reminder that our number one focus is on relationships. By successfully serving our constituencies through finely honed products, services, and actions, we provide the best value to our shareholders.



& CLIENTS

Our clients are at the center of everything we do. As a relationship-focused community bank, we believe exceptional banking is built on trust, understanding, and long-term partnership. In 2025, we continued to deepen client relationships by delivering personalized financial solutions, enhancing convenience, and expanding access to products and services designed to meet clients where they are—whether in our branches, online, or in the communities we serve.

In addition to product enhancements, we remained focused on helping clients build strong financial futures through education and guidance. Our teams worked closely with individuals, families, and businesses to navigate a dynamic economic environment, offering thoughtful advice rooted in a deep understanding of local markets. Through fraud prevention education, homeownership resources, and financial wellness initiatives, we continued to empower clients with the knowledge and confidence to make informed financial decisions. By combining modern banking capabilities with high-touch service, Burke & Herbert Bank continues to deliver service beyond expectations. Our dedication to clients remains unwavering, and we will continue to evolve, invest, and innovate to ensure we are a trusted financial partner for generations to come.

& COMMUNITIES

At the end of 2024 we introduced The Burke & Herbert Bank Foundation. Created with a mission to improve and enrich the lives of those who live and work among us, The Burke & Herbert Bank Foundation brought a spotlight to the Company's ongoing commitment to the communities we serve. In 2025, the Foundation issued grants to 115 nonprofit organizations with grants totaling $1,029,010. These grants helped fund critical programs in diverse markets, with almost 80% going toward addressing hunger, housing, healthcare, and education.



115 NON-PROFITS SERVED

$1M+ IN TOTAL GRANTS

80% HELPED HUNGER, HOUSING, HEALTHCARE & EDUCATION

Through our active retail and business teams, we've continued our ongoing commitment to organizations embedded in

WE ARE AND ALWAYS HAVE BEEN A RELATIONSHIP BANK.

We work together to find solutions and dedicate ourselves to our customers' success. We have a customized approach that puts our customers' success first.



2025 GRANTS - $1,029,010
BY CATEGORY

HOUSING 15%
HUNGER 15%
COMMUNITY DEV/RECREATION 10%
HEALTHCARE 21%
CULTURE & ARTS 5%
EMPOWERMENT & SELF-SUFFICIENCY 8%
EDUCATION 26%



2025 GRANTS - $1,029,010
BY REGION

POTOMAC HIGHLANDS, WV 24%
NOVA/DC METRO 21%
CENTRAL & SOUTHERN WV 18%
FREDERICKSBURG CORRIDOR 5%
EASTERN SHORE 12%
CENTRAL, WESTERN & VALLEY VA 20%

our neighborhoods. Team members support programs that empower those in need throughout our footprint and that contribute to vibrant, engaging communities. With over 75 branches across five states, team members were able to have a visible, hands-on presence at local events from parades and festivals to home shows and sporting events from the Eastern Shore of Delaware to as far as Kentucky.

In its capacity as an authentic community partner, Burke & Herbert Bank continues to support programs that encourage good financial management and provide direct aid aimed at improving the financial future of those around us.

In Winchester, Kentucky, the Company's selected regional winner in the American Bankers Association Lights, Camera, Save! Video Contest took home the $5,000 top prize by creating an award-winning video encouraging other teens to save.

Burke & Herbert Bank awarded $28,800 to Northern Virginia Family Services (NVFS) as the recipient of our Goals for Good program. NVFS provides essential support to individuals and families in the region, ranging from basic needs assistance, mental health support, workforce development, and more. The Goals for Good program is a partnership with Monumental Sports Network, broadcasters of the Washington Capitals hockey team. For every goal scored during the regular hockey season, we donate $100 to the selected charity. In 2025, NVFS received the highest amount of any recipient since the program's inception in 2016. From delivering presentations on combating fraud and scams and protecting the elderly, to educating families about homeownership and mortgages, the Company was extremely active throughout the year. Working together with our constituents, we focused on building a more resilient, better-educated consumer base and partnering to empower their financial futures.

IN 2025 DONATIONS WERE GIVEN TO 115 NON-PROFIT ORGANIZATIONS WITHIN OUR SERVICE REGIONS TOTALING $1,029,010

& EMPLOYEES

Our team members continue to be one of the Company's most prized assets. They embody the foundation of Service Beyond Expectations, the Bank's guiding principle. We are dedicated to developing an environment where every team member feels valued and recognized for their extraordinary efforts. In 2025, we introduced Volunteer Time Off (VTO). Each team member receives 8 hours of paid time to volunteer with a nonprofit of their choosing in their community. Further, we introduced an employee-focused bank account with special perks to reward good financial habits. Our Burke & Herbert University provides enhanced learning opportunities and provides team members with growth and development skills that they bring to the forefront of their jobs.

& SHAREHOLDER VALUE

Diligently serving our customers, our employees, and our communities is one of the best ways of insuring sound financial results and continued value for our shareholders, who remain the cornerstone of Burke & Herbert Bank. Our progress would not be possible without their trust and investment. Their capital enables us to broaden our reach, attract and retain exceptional local talent, and in turn, help our customers achieve their goals and dreams. As we look ahead, Burke & Herbert Bank remains steadfast in its commitment to preserving the strength, stability, and long-term value that our shareholders have come to expect.

2025 HIGHLIGHTS

Throughout the year, we strengthened our trusted advisor model by offering a comprehensive suite of products that reflect evolving client needs. From expanded digital tools, including Zelle® enhancements and digital account opening, to specialty offerings like Roundup for savers and Private Reserve Checking for private banking clients, our solutions were intentionally designed to provide flexibility, security, and value. These enhancements not only improved the client experience but also reinforced our commitment to innovation without losing sight of the human connection that defines our brand.

One of the year's notable highlights occurred in May with the Company's financing of Witter Place, an affordable housing community in Alexandria, Virginia (see right). Being part of bringing this project to fruition means more people have access to housing for themselves and their families. As a community bank, we were honored to be part of the team that made this happen. This was an exciting opportunity for us to step forward, as a true community bank, to improve affordability and access to housing for all community members.







Community Housing Partners Real Estate Development is leading the project, with Moseley Architects and Winstanley Architects providing architectural services, and Harkins Builders serving as the general contractor for Witter Place.

Other financing sources include Low Income Housing Tax Credits, Virginia Housing, the City of Alexandria, Neighbor Works, the Virginia Department of Housing and Community Development, and Hudson Housing Capital. Witter Place, located at 2712 Duke Street in Alexandria, will feature a mix of 94 - two and three - bedroom apartments serving households with incomes ranging from 40% to 60% of the median income.

Another key highlight came when we opened a branch in Bethesda, Maryland. While we entered the Maryland market with branches that were acquired during our 2024 merger, those branches were almost exclusively focused on the Eastern Shore. The Bethesda branch, opened in 2025, was our first branch in Montgomery County, adding a needed location on the northern side of the DC Metro area. This branch was a welcome convenience for many existing clients as well as a draw for new clients.



WHEEL ALIGNMENT


Burke
&Herbert
Bank
Burke&Herbert Bank
LOBBY HOURS
MONDAY - FRIDAY: 9:00 - 5:00
SUNDAY & SATURDAY: CLOSED
FDIC

Company CEO David Boyle congratulates Regional President Michael Solomon on a successful Bethesda opening.


Burke
&Herber
Bank
&Herbert Bank

Team and local community members celebrate the new branch.


HARKINS
BUILDING EXCEPTIONAL
HARKINSBUILDERS.COM

Pictured above, from the left: Kimmel Cameron, Hudson Housing Capital; David J. Glassman, Virginia Housing; Mayor Alyia Gaskins and Councilman Abdel-Rahman Elnoubi, City of Alexandria; Geoffrey Boyle, Burke & Herbert Bank; Andy Davenport, Joseph Schwenker, and Kara Mullens, Community Housing Partners.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number **001-41633**

Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia	**92-0289417**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 S. Fairfax Street, Alexandria, Virginia	**22314**
(Address of principal executive offices)	(Zip Code)

703-666-3555
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each Exchange on which registered
Common Stock, par value $0.50 per share	**BHRB**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2025, was approximately $777,623,000. Registrant has assumed that all of its executive officers and directors are affiliates. Such assumption shall not be deemed to be conclusive for any other purpose.

The number of shares of the Registrant's Common Stock outstanding on February 24, 2026, was 15,038,857.

Documents Incorporated by Reference

Document	Part of Form 10-K into which document is incorporated
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders expected to be held on June 18, 2026	**Part III - Items 10, 11, 12, 13 and 14**

TABLE OF CONTENTS

Use of Names

As used throughout this Form 10-K, the "Company," "we," "our," and "us" refer to Burke & Herbert Financial Services Corp., and the "Bank" refers to Burke & Herbert Bank & Trust Company, a Virginia chartered bank and wholly owned subsidiary of the Company.

Disclosure Regarding Forward-Looking Statements

This Form 10-K contains statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of the Company regarding revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed merger of LINKBANCORP, Inc., a Pennsylvania corporation ("LNKB"), with and into the Company (the "Holding Company Merger"), with the Company as the continuing corporation (the "continuing corporation") and the proposed merger of LINKBANK, the wholly-owned Pennsylvania chartered commercial bank subsidiary of LNKB, with and into the Bank, with the Bank as the continuing bank (the "Bank Merger" and together with the Holding Company Merger, the "LNKB Merger"); the expected cost savings, synergies, returns and other anticipated benefits from the proposed LNKB Merger or the previously completed merger with Summit Financial Group, Inc.; and other statements that are not historical facts.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations, or assumptions regarding the future of the business, future plans and strategies, operational results, and other future conditions of the Company. All statements other than statements of historical fact included in this Form 10-K regarding the prospects of our industry or our prospects, plans, financial position, or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as "plans," "expects" or "does not expect," "is expected," "look forward to," "budget," "scheduled," "estimates," "forecasts," "will continue," "intends," "the intent of," "have the potential," "anticipates," "does not anticipate," "believes," "should," "should not," or variations of such words and phrases that indicate that certain actions, events, or results "may," "could," "would," "might," or "will," "be taken," "occur," or "be achieved," or the negative of these terms or variations of them or similar terms.

Additionally, forward-looking statements speak only as of the date they are made; the Company does not assume any duty, does not undertake, and specifically disclaims any obligation to update such forward-looking statements, whether written or oral that may be made from time to time, whether because of new information, future events, or otherwise, except as required by law. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements because of a variety of factors, many of which are beyond the control of the Company. Such statements are based upon the current beliefs and expectations of the management of the Company and are subject to significant risks and uncertainties outside of the control of the parties. Further, factors identified herein are not necessarily all of the factors that could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm the Company. Accordingly, you should consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by the Company and not place undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the Company and LNKB to terminate the definitive merger agreement between the Company and LNKB; the outcome of any legal proceedings that may be instituted against the Company or LNKB; the possibility that the proposed LNKB Merger will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed LNKB Merger); the ability of the Company and LNKB to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed LNKB Merger; the risk that any announcements relating to the proposed LNKB Merger could have adverse effects on the market price of the common stock of either or both parties to the proposed LNKB Merger; the possibility that the anticipated benefits of the proposed LNKB Merger will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and LNKB do business; certain restrictions during the pendency of the proposed LNKB Merger that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the LNKB Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the LNKB Merger within the expected timeframes or at all and to successfully integrate LNKB's operations and those of the Company; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed LNKB Merger may be lower than expected; the Company's and LNKB's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by the Company's issuance of additional shares of its capital stock in connection with the proposed LNKB Merger; effects of the announcement, pendency or completion of the proposed LNKB Merger on the ability of the Company and LNKB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating and businesses generally; costs or difficulties associated with newly developed or acquired operations; changes in general economic, political, or market trends (either nationally or locally in the areas in which we conduct, or will conduct, business), including inflation, changes in interest rates, market volatility and monetary fluctuations, and changes in federal government policies and practices, including the impact with respect to spending on industries concentrated in our market area, as well as the impact from tariffs on the markets we serve; increased competition; changes in consumer confidence and demand for financial services, including changes in consumer borrowing, repayment, investment, and deposit practices; changes in asset quality and credit risk; our ability to control costs and expenses; adverse developments in borrower industries or declines in real estate values; changes in and compliance with federal and state laws and regulations that pertain to our business and capital levels; our ability to raise capital as needed; the impact, extent and timing of technological changes; the effects of any cybersecurity breaches or events; the potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts, geopolitical conflicts and tensions, or public health events (such as pandemics), and of governmental and societal responses thereto; and the other factors discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Form 10–K.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, and intentions expressed in such forward-looking statements. Risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described in Item 1A — Risk Factors in this Form 10-K.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Form 10-K, which speak only as of the date hereof. You are advised, however, to consult any additional disclosures we make in our reports to the Securities and Exchange Commission ("SEC"). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Form 10-K.

Industry and Market Data

This Form 10-K contains data concerning the Company's industry and the markets in which it operates that is based on publicly available third-party sources as well as industry and forecast data prepared by Company management on the basis of its knowledge of the banking industries, gained through its experience and participation in the industry. Company management believes that this data is accurate and that its estimates and assumptions are reasonable. The Company has not independently verified any of the data from third-party sources referred to in this Form 10-K or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon or referred to by such sources. None of these third-party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with this Form 10-K. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" in this Form 10-K.

Item 1. Business

Overview

Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company became a bank holding company when it commenced operations on October 1, 2022, following a reorganization transaction in which it acquired control of the Bank under the Bank Holding Company Act of 1956 ("BHCA"). This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. The Company has no material operations other than owning the Bank. In September 2023, the Company elected to become a financial holding company under the BHCA. As a financial holding company of a Virginia state bank, the Company is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the "Virginia BFI"). The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank became a member of the Federal Reserve System on December 31, 2024. The Bank is subject to regulation, supervision, and examination by the Federal Reserve (through the Federal Reserve Bank of Richmond) and the Virginia BFI.

The Company is authorized to issue forty million (40,000,000) shares of common stock, par value $0.50 per share ("Common Stock"), of which there were 15,038,857 outstanding as of the date of this Form 10-K. The Company's authorized capital also consists of up to two million (2,000,000) shares of serial preferred stock, par value $1.00 ("Serial Preferred Stock") of which there were 1,500 outstanding shares of the Burke & Herbert Series 2021 Preferred Stock (the "Burke & Herbert Series 2021 Preferred Stock") as of the date of this Form 10-K. These authorized capital share amounts reflect a share-split authorized and approved by the Company's Board of Directors (the "Board") and effective November 15, 2022, that provided for a forty-for-one split of the Company's Common Stock, with each shareholder receiving forty (40) post-split shares for each one (1) share held prior to the split. All share amounts presented throughout this Form 10-K are presented on a post-split basis.

The Company's Common Stock is currently quoted on the Nasdaq Stock Market LLC ("Nasdaq") under the symbol "BHRB."

We primarily serve small to medium-sized businesses, their owners and employees, professional corporations, non-profits, and individuals with a broad range of banking products and financial services. Some of the products and services that we offer include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential mortgage, acquisition, construction & development loans, online banking, mobile banking, and wealth & trust services. As of December 31, 2025, we had total consolidated assets of $7.9 billion, gross loans of $5.3 billion, total deposits of $6.4 billion, and total shareholders' equity of $855 million.

Our Business

We are a community-oriented financial institution. We seek to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Our business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in our market area. We also invest in securities consisting primarily of U.S. Government Treasuries, obligations of U.S. government-sponsored entities ("GSEs"), municipal obligations, mortgage-backed securities issued by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and the Government National Mortgage Association ("Ginnie Mae"), and the subordinated debt of other financial institutions. We are the owner and beneficiary of Company-owned life insurance policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.

We are focused on growing business relationships and building core deposits, profitable loans, and non-interest income. We believe that we have a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned professionals with decisions made at the local level. We strive to be the leading community bank in our markets.

Management believes that the Company is well positioned to build on its core performance and continue to grow profitably. Although we have successfully attracted new associates, providing depth and talent in key positions, additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that will come with sustained growth.

The Federal Reserve and the Virginia State Corporation Commission, through the Virginia BFI, regulate and monitor operations of the Company and the Bank. The Federal Reserve and the Virginia BFI conduct periodic onsite and offsite examinations. We must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors, borrowers, the financial system, and the federal Deposit Insurance Fund ("DIF"), rather than shareholders. Additionally, we must bear the cost of compliance with the reporting and regulations; these costs can be significant and may have an effect on our financial performance.

Merger with Summit Financial Group, Inc.

On May 3, 2024, the Company completed its merger with Summit Financial Group, Inc., a West Virginia corporation ("Summit"), pursuant to the Agreement and Plan of Reorganization and accompanying Plan of Merger dated August 24, 2023 between the Company and Summit.

Pending Merger With LINKBANCORP, Inc.

On December 18, 2025, the Company and LNKB entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, LNKB will merge with and into the Company, with the Company as the surviving corporation (the "Holding Company Merger"). The LNKB Merger Agreement further provides that immediately following the Holding Company Merger, LINKBANK will merge with and into the Bank, with the Bank as the surviving bank (the "Bank Merger" and, together with the Holding Company Merger, the "LNKB Merger").

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Holding Company Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of LNKB outstanding immediately prior to the Effective Time will be converted into the right to receive 0.1350 shares (the "Exchange Ratio") of the Company's common stock. Holders of LNKB common stock will receive cash in lieu of fractional shares.

Completion of the LNKB Merger is subject to customary conditions, including receipt of the requisite approvals of the Company's and LNKB's shareholders, receipt of all required regulatory approvals.

Market Area

A key factor in our ability to achieve our strategic goals and create shareholder value is the attractiveness of our market area. The market area in which we operate has seen considerable population and economic growth over the past several decades. The most recent economic data suggests that the relative economic strength of our market area will continue, enabling us to further grow our customer base and providing opportunities to grow our market share.

The Company's primary market area includes northern Virginia and West Virginia and it has over 77 branches and commercial loan offices across Delaware, Kentucky, Maryland, Virginia, and West Virginia. The Company's branch locations accept business and consumer deposits from a diverse customer base. The Company's deposit products include checking, savings, and term certificate accounts. The Company's loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.

The greater Washington, D.C. area is the seventh largest Metropolitan Statistical Areas ("MSA") in the country, according to the U.S. Census Bureau, with over 6.4 million residents. The real gross domestic product ("GDP") of the MSA was $600 million in 2023, and if the MSA were a U.S. state it would have ranked 14th in GDP for such period. Twenty of the largest Fortune 500 companies are headquartered within the region as of 2025. Many employers within this MSA thrive and grow due to a large, well-educated labor force and over nineteen colleges and universities. According to the U.S. Census Bureau, as of 2024, nearly 55% of the population 25 years and over has a bachelor's degree or higher (compared to the U.S. average of 39%). Local academic institutions proactively invest in programs and facilities, particularly in technical fields, which benefit the area's ability to produce well-trained workers to satisfy the demands of area employers.

With respect to banking statistics in the Washington, D.C. market, as of June 30, 2025, the MSA had total deposits of $314.7 billion, ranking it the 13th largest MSA in the United States in total deposits, according to the Federal Deposit Insurance Corporation (the "FDIC"). FDIC data also shows that the top five banks inside the Washington, D.C. MSA are mostly nationally chartered and control 68.0% of the area's deposit base. As of June 30, 2025, our deposits on account within the Washington, D.C. MSA were $3.0 billion, or 1.0% market share, ranking the Company 14th in the MSA. Over half of the banks that ranked ahead of the Company are headquartered outside of our market area. Our market area has experienced a significant degree of banking consolidation over the last several decades. We believe that as financial institutions are merged with or acquired by remote, larger institutions, their customers can become further removed from the point of decision making. The consolidation trend provides an opportunity for the Company to execute a focused strategy of offering personalized services to attract potential customers who are underserved or dissatisfied.

We expect the Washington D.C. MSA will build upon its rank as a stable and growing economy by fostering education, technological innovation, job creation, capital formation, and economic diversification. We believe the size, growth, economic diversity, and banking consolidation within the Washington D.C. MSA, when combined with our business strategy, will provide the Company with excellent opportunities for long-term, sustainable growth.

Strengths

We continually review our product offerings, and based on these reviews, may selectively add additional products to provide further diversification of our revenue sources and to capture our customers' full banking relationships. We believe that the following business strengths have been instrumental to the success of our core operations and will enable us to continue profitable growth and to maximize value to our shareholders, while remaining fundamentally sound.

- **Community Banking Philosophy.** We provide our clients with local decision making and individualized service, coupled with products and services comparable to those offered by our larger institutional competitors. As our business lenders, officers, and Bank directors are based in or reside in the communities we serve, we are able to maintain a high level of involvement in local organizations and establish a strong understanding of the banking needs of the respective communities. We believe that our customer-centric business philosophy and service-oriented sales approach enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations. Our mission and philosophy have positioned us well in the communities across our market area and have enabled us to attract and maintain a highly talented and experienced management team.

- **Disciplined Credit Culture.** In originating loans, our relationship managers focus on experienced business owners with demonstrated capacity to fulfill their financial obligations. Loan officers have relatively low individual discretionary loan authority levels, which generally results in loan committee vetting to uphold appropriate structure and terms prior to approval. Loan committee meetings are held regularly and on an as-needed basis to promote prompt decisions. We utilize an independent, nationally recognized loan review firm to validate our risk ratings and assess our underwriting and loan administration. We believe that our rigorous underwriting and diligent monitoring of the loan portfolio is consistent with our desired risk profile.

- **Conservative Balance Sheet and Capital Position.** The Bank exceeds the regulatory guidelines to be classified as "well capitalized," and our balance sheet provides the foundation for prudent growth. The Company has ample liquidity to meet its obligations and fund anticipated loan growth. The Company has retained a nationally recognized asset/liability management consultancy, and we believe our balance sheet is well positioned for organic growth and potential acquisitions.

Competition

The banking business is highly competitive, and we face competition in our market area from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking services, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, finance companies, "fintech" companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market area and elsewhere.

The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers, and the accelerating pace of consolidation among financial services providers. Banks, securities firms, and insurance companies can affiliate under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting, and insurance. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Some of our non-banking competitors, such as fintech companies, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital, and lending limits greater than that of the Bank, have greater access to capital markets, and can offer a broader range of products and services than the Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer.

We compete with these institutions by focusing on our position as an independent community bank and rely upon relationships established by our officers, directors, and employees with our customers, promotional activities, and specialized services tailored to meet the needs of the customers we serve. We strive to provide innovative products to our customers that are value-driven. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products that serve the needs of our commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. Our management believes that we can compete effectively as a result of local market knowledge, local decision making, awareness of customer needs, and by providing exceptional customer experiences.

Our Products and Services

We emphasize providing traditional banking and wealth management services. Our dedicated relationship managers serve as direct points of contact for owners, management, and employees of small and medium-sized businesses. We provide subject matter expertise in a variety of industries: manufacturing, government contractors, distribution, health services, non-profits and associations, professional services, property management companies, and title companies. We focus on customers living and working in and near our service area. We offer retail banking services to accommodate the needs of both corporate customers as well as individuals residing and working in the communities we serve. We also offer digital banking, mobile banking, and a remote deposit service, which allows customers to facilitate and expedite deposit transactions through the use of electronic devices. A sophisticated suite of treasury management products is a key feature of our customer focused, relationship driven marketing.

Lending Services

We provide a range of commercial lending services, including commercial real estate loans, acquisition, construction & development, commercial and industrial loans, consumer and mortgage warehouse lines of credit, and residential real estate loans to customers generally located or conducting business in our market area. Loan terms, including interest rates, loan-to-value ratios, and maturities, are tailored to meet the needs of the borrower. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate and credit risk.

Our 10 largest borrowing relationships accounted for approximately 9.9% of our total loans at December 31, 2025. With this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credit losses if any one of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified portfolio. While we believe our underwriting standards are designed to manage normal lending risks, it is difficult to determine, at the time of underwriting, if any of these loans will become non-performing or delinquent, or whether we will hold non-performing or delinquent loans that may adversely affect our future performance. Refer to the Lending Activities section within Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations for further information regarding the composition of our loan portfolio as of December 31, 2025, and December 31, 2024.

Commercial Lending Services

Commercial lending services include commercial real estate loans, acquisition, construction & development, and commercial & industrial loans. Our commercial loan clients represent a diverse cross-section of small to mid-size local businesses within our market footprint, whose owners and employees are often established Bank customers. Such banking relationships are a natural business for us with our long-standing community roots and extensive experience in serving and lending to this market segment.

Commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. Collateral generally is required to provide us with an additional source of repayment in the event of default by a commercial borrower. The structure of the collateral package, including the type and amount of the collateral, varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged by the borrower, but generally may include real estate, accounts receivable, inventory, equipment, or other assets. Loans also may be supported by personal guarantees from the principals of the commercial loan borrowers. The financial condition and cash flow of commercial borrowers are closely monitored through the submission of corporate financial statements, personal financial statements, and income tax returns. The frequency of submissions of required information depends upon the size and complexity of the credit and the collateral that secures the loan. Credit risk for commercial loans arises from borrowers lacking the ability or willingness to repay the loan and, in the case of secured loans, by a shortfall in the collateral value in relation to the outstanding loan balance in the event of a default and subsequent liquidation of collateral. A risk rating system is applied to the commercial loan portfolio to measure credit risk and differentiate the level of risk posed by individual credits. See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview for further information.

Commercial Real Estate Loans

Our commercial real estate loans consist of both loans secured by owner-occupied properties and non-owner-occupied properties ("investor real estate loans"). The commercial real estate categories contain mortgage loans to developers and owners of commercial real estate. Commercial real estate loans are governed by the same lending policies and subject to credit risk as previously described for commercial loans. Commercial real estate loans secured by owner-occupied properties are based upon the borrower's financial condition and the ability of the borrower and the business to provide for repayment. Investor real estate loans secured by non-owner-occupied properties involve investment properties for multi-family, warehouse, retail, and office space with a history of occupancy and cash flow. See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview for further information on commercial real estate sector concentration. We seek to reduce the risks associated with commercial mortgage lending by generally lending in our market area, focusing on debt service coverage ratio, using conservative loan-to-value ratios, and obtaining periodic financial statements and tax returns from borrowers to perform loan reviews. In addition, when underwriting specific loans, the proposed debt should be supported by cash flows that are stable, predictable, diverse, and sufficient for adequate repayment at acceptable margins. Furthermore, we stress test each aspect of the cash flow, including stressing the interest rate levels.

It is also our general policy to obtain personal guarantees from the principals of the borrowers and to underwrite the business entity from a cash flow perspective. Interest rate risks are managed by using either floating interest rates or by fixing rates that reset at the end of the first five years and then convert to a margin-adjusted applicable index. While loan amortizations may be approved for up to 360 months, each loan generally has a call provision (maturity date) of five to ten years.

Acquisition, Construction & Development Loans

Acquisition, construction & development loans are loans made for the purpose of financing construction or development projects. This portfolio includes commercial and residential land development loans, one-to-four family housing construction, both pre-sold and speculative in nature, multifamily housing construction, non-residential building construction, and undeveloped land. This commercial real estate lending business extends to providing commercial construction financing of owner-occupied properties as well as non-owner-occupied properties. Construction lending on these properties is based upon the provision for repayment based on cash flow, collateral values, and loan-to-value ratios. Typically, these loans have guarantees, an amount of owner equity in the project, and an assessment of economic feasibility and viability related to each project. Terms of each loan are based upon current pricing and the extent of the project.

Commercial & Industrial Loans

We also originate commercial & industrial ("C&I") loans. C&I loans are made to provide funds for equipment and general corporate needs. This loan category is designed to support borrowers who have a proven ability to service debt. We generally require a first lien position on all collateral and require guarantees from owners having at least a 10% interest in the involved business. Interest rates on C&I loans are generally floating or fixed for a term not to exceed seven years. Management monitors industry and collateral concentrations to avoid loan exposures to a large group of similar industries or similar collateral. C&I loans are evaluated for historical and projected cash flow attributes, balance sheet strength, and primary and alternate resources of personal guarantors. C&I loan documents require borrowers to forward regular financial information on both the business and personal guarantors. Loan covenants require at least annual submission of complete financial information, and in certain cases, this information is required monthly, quarterly, or semi-annually, depending on the degree to which we desire information resources for monitoring a borrower's financial condition and compliance with loan covenants. Examples of properly margined collateral for loans, as required by our policy, would be an 80% advance on the lesser of appraised value or recent sales price on commercial property, an 80% or less advance on eligible receivables, a 50% or less advance on eligible inventory, and an 80% advance on appraised residential property. Collateral borrowing certificates may be required to monitor certain collateral categories on a monthly or quarterly basis. Loans may require personal guarantees. Key person life insurance may be required, as appropriate and as necessary, to mitigate the risk of loss of a primary owner or manager.

Commercial lines of credit are granted to finance a business borrower's short-term credit needs and/or to finance a percentage of eligible receivables and inventory. In addition to the risks inherent in term loan facilities, line of credit borrowers typically require additional monitoring to protect the lender against increasing loan volumes and diminishing collateral values. Commercial lines of credit are generally revolving in nature and require close scrutiny. We generally require at least an annual out of debt period (for seasonal borrowers) or regular financial information (monthly or quarterly financial statements, borrowing base certificates, etc.) for borrowers with more growth and greater permanent working capital financing needs. Advances against collateral value are limited. Lines of credit and term loans to the same borrowers generally are cross-defaulted and cross-collateralized. Interest rate charges on this group of loans generally float at a factor at or above the prime lending rate.

Residential Real Estate Loans

The residential real estate category contains loans principally to consumers secured by residential real estate. Loans for residential real estate may carry either a fixed rate of interest or an adjustable rate over the life of loan. Adjustable rate mortgage ("ARM") loans have a 30-year amortization period with a fixed rate of interest for the first five, seven, or ten years, re-pricing at stated interval thereafter at a predetermined spread to an index. Our residential real estate lending policy requires each loan to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios, and collateral values. Credit risk for residential real estate loans arises from borrowers lacking the ability or willingness to repay the loan or by a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default and subsequent liquidation of the real estate collateral. The residential real estate portfolio includes both conforming and non-conforming mortgage loans.

Conforming mortgage loans represent loans originated in accordance with underwriting standards set forth by U.S. GSEs, including Fannie Mae, Freddie Mac, and Ginnie Mae, which serve as the primary purchasers of loans sold in the secondary mortgage market by mortgage lenders. These loans are generally collateralized by one-to-four-family residential real estate, have loan-to-collateral value ratios of 80% or less or have mortgage insurance to insure down to 80%, and are made to borrowers in good credit standing. In recent years, we have sold the majority of new mortgage loan production in the secondary market using large mortgage loan companies that package these loans to be sold to the GSEs. For any loans retained by us, title insurance insuring the priority of our mortgage lien, as well as fire and extended coverage casualty insurance protecting the properties securing the loans, is required. Borrowers may be required to advance funds with each monthly payment of principal and interest to a loan escrow account from which we make disbursements for items, such as real estate taxes and mortgage insurance premiums. Appraisers approved by us appraise the properties securing substantially all of our residential mortgage loans.

Non-conforming mortgage loans represent loans that generally are not saleable in the secondary market to the GSEs for inclusion in conventional mortgage-backed securities due to the credit characteristics of the borrower, the underlying documentation, the loan-to-value ratio, or the size of the loan, among other factors. We originate non-conforming loans for our own portfolio and for sale to third-party investors, usually large mortgage companies, under commitments by the mortgage company to purchase the loans subject to compliance with pre-established investor criteria. Non-conforming loans generated for sale include loans that may not be underwritten using customary underwriting standards. These loans typically are held after funding for thirty days or less, and are included in residential mortgages held-for-sale. We currently sell both conforming and non-conforming loans on a servicing released basis.

Investment Activities

The Bank balances its liquidity needs based on loan and deposit growth through the investment portfolio and purchased funds. It is the Bank's goal to provide adequate liquidity to support the loan growth of the Bank. In the event the Bank has excess liquidity, investment securities are used to generate additional income. In the event deposit growth does not fully support the Bank's loan growth, the Bank may utilize third-party deposit listing services to obtain brokered certificates of deposit, access secured advances with the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond, and access unsecured federal fund lines of credit from correspondent banking relationships. The Bank may also incorporate a combination of sales of investment securities or Federal Funds purchased to augment the Bank's funding position.

The current investment policy authorizes the Bank to invest in debt securities issued by the United States Government, agencies of the United States Government, or GSEs. The policy permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac, and Ginnie Mae. The investment policy also permits investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal obligations, private mortgage-backed securities, and the subordinated debt of other financial institutions. The Company is also the beneficiary of life insurance policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.

Generally accepted accounting principles require that, at the time of purchase, the Bank designate a security as "held-to-maturity," "available-for-sale," or "trading," depending on our ability and intent to hold such security. Debt securities available-for-sale are reported at fair value, while debt securities held-to-maturity are reported at amortized cost. The Bank does not maintain a trading or a held-to-maturity portfolio.

The investment portfolio is actively managed and consists of investments classified as available-for-sale and under the available-for-sale classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market as required by ASC 320 - *Investments - Debt & Equity Securities*. Additionally, the investment portfolio is used to balance the Bank's asset and liability position. The Bank invests in fixed rate or floating rate instruments as necessary to reduce interest rate risk exposure.

Our investment policy is reviewed annually by our Board. The Company's Board has delegated the responsibility of monitoring our investment activities to management consistent with the requirements of the Bank's Asset Liability Management policy. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our available-for-sale securities in an unrealized loss position for allowance for credit losses at least quarterly.

Deposit Activities

Deposits are the major source of funding for the Bank. The Bank offers a broad array of consumer and commercial deposit products that include digital banking, demand, negotiable order of withdrawal ("NOW"), money market and savings accounts, as well as certificates of deposit. The Bank typically pays a competitive rate on the interest-bearing deposits. As a relationship-oriented organization, we seek generally to obtain deposit relationships with our loan clients. Through our membership in the IntraFi Network®, we can arrange FDIC insurance of up to $135 million of demand deposits, $100 million of savings, or a combination of $175 million. In addition, we can arrange FDIC insurance up to $50 million on certificates of deposits.

As the Bank's overall balance sheet positions dictate, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use wholesale deposits to augment our funding position or achieve a desired interest rate risk management position.

Other Services

Our business solutions include small business and commercial checking and savings options as well as investments via our wealth management group. Treasury management solutions include a suite of digital banking, payables, receivables, risk management, and automated cash flow, such as enhanced reporting, automated clearing house ("ACH"), wires, remote deposit capture, bill pay, lockbox, credit and debit cards, merchant services, fraud protection, and deposit and loan sweeps.

Employees

As of December 31, 2025, we had 832 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement.

We consider our employee base and our culture to be a competitive advantage. The variety in our employees' backgrounds and experiences provides us the opportunity to serve our customers, communities, and each other in meaningful and impactful ways that result in long lasting relationships. Our overall human capital strategy focuses on attracting, engaging, and retaining qualified and innovative talent at all levels of the Company. We are a committed equal opportunity employer. We are also committed to maintaining a workforce committed to our core values to serve & lead, deliver more, elevate everyone, and always being invested in the long-term success of our customers, colleagues, and communities.

We seek to actively listen to our employees throughout the year using a defined listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, and other important topics. These surveys help us to respond to employee concerns, benefit from employee perspectives, and better design and develop processes to support our Company culture. Employees can learn about changes through our ongoing employee updates or employee town hall meetings delivered by senior management.

Training and Development

Our success depends not only on attracting and retaining talented employees, but also in developing our current employees and providing opportunities for their growth. We offer our employees numerous live and on-demand training programs and resources to help them build knowledge and improve skills. These trainings include mandatory programs, as well as recommended programs in areas, such as leadership development and technical skills.

Wellness and Safety

The Company emphasizes the safety and well-being of our employees as a top priority. We define wellness comprehensively to include mental, physical, emotional, financial, psychological, and environmental considerations. We offer a competitive compensation and benefits program to our employees. In addition to salaries, these programs include annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending accounts, paid time off, and an employee assistance program. We also support dedicated campaigns that communicate directly to employees about wellness. Employee well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies.

General Corporate Information

Our headquarters is located at 100 S. Fairfax Street, Alexandria, Virginia 22314, and our telephone number at that address is 703-666-3555. We also maintain executive offices and a key operations center in Moorefield, West Virginia to support bank-wide operations across our market footprint. See Item 2. Properties for additional information on our locations. Additional information can be found on our website at https://www.burkeandherbertbank.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this Form 10-K.

Supervision and Regulation

The Company and the Bank are highly regulated under both federal and state laws. The following description briefly addresses certain provisions of federal and state laws and regulations that are material to us and their potential effects on the Company and the Bank and is not a complete description of all laws and regulations, or aspects of those laws and regulations, that affect us. To the extent statutory or regulatory provisions or proposals are described in this Form 10-K, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

The Company

General. As a bank holding company that has elected financial holding company status under the BHCA, the Company is subject to regulation, supervision, and examination by the Federal Reserve (through the Federal Reserve Bank of Richmond), as well as restrictions and qualifications on permissible activities. The Company is a bank holding company under the banking laws of Virginia, and is subject to regulation, supervision, and examination by the Virginia BFI.

Permitted Activities. The permitted activities of a bank holding company are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be closely related to banking or managing or controlling banks. In addition, bank holding companies that qualify and elect to be financial holding companies, such as the Company, may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve), without prior approval of the Federal Reserve. Activities that are financial in nature include, but are not limited to, securities underwriting and dealing, insurance underwriting, and making merchant banking investments. Despite prior approval or permissibility, the Federal Reserve may order the Company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary may result from such an activity.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed" as defined under applicable Federal Reserve requirements. If a financial holding company ceases to meet these capital and management requirements, the Federal Reserve's regulations provide that the financial holding company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve may impose limitations or conditions on the conduct of its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. If the company does not return to compliance within 180 days, the Federal Reserve may require the financial holding company to divest its depository institution subsidiaries or to cease engaging in any activity that is financial in nature (or incident to such financial activity) or complementary to a financial activity. Further, in order for a financial holding company to commence any new activity permitted by the BHCA or to acquire a company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act of 1977 (the "CRA"). See below under "The Bank – Community Reinvestment Act."

Bank Acquisitions; Change in Control. The BHCA and related regulations require, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties' managerial resources and risk management and governance processes and systems, the parties' compliance with the Bank Secrecy Act ("BSA") and anti-money laundering requirements, and the acquiring institution's performance under the CRA and compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or depending on the circumstances, no notice of disapproval) prior to any person or company's acquiring "control" of a bank or bank holding company. A conclusive presumption of control exists if any individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

In addition, Virginia law requires prior approval from the Virginia BFI for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.

Source of Strength. The Company is statutorily required to act as a source of financial and managerial strength to its subsidiary bank. The Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to the priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the DIF in the event of a depository institution insolvency, receivership, or default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became "undercapitalized," or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the FDIA, the federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital management, internal controls and information systems, data security, loan documentation, credit underwriting, interest rate exposure, risk management vendor management, corporate governance, asset growth, and compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "The Bank – Capital Requirements." Subject to its capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to the Company.

Limits on Dividends, Capital Distributions, and Other Payments. The Company is a legal entity, separate and distinct from its Bank subsidiary. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company, to the payment of dividends by the Company to its shareholders, and to the repurchase by the Company of outstanding shares of its capital stock. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Company. Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared by the Bank in any given year exceed net income for that year, plus retained net income of the two preceding years. The payment of dividends by the Bank or the Company may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit the Bank and the Company from engaging in unsafe or unsound practices in conducting their respective businesses. The payment of dividends, or the repurchase of outstanding capital stock, depending on the financial condition of the Bank or the Company, could be deemed to constitute such an unsafe or unsound practice.

Under the Federal Deposit Insurance Act ("FDIA"), insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become "undercapitalized" (as such term is used in the FDIA).

The Company may receive fees from or pay fees to its affiliated companies for expenses incurred related to certain activities performed by or for the Company for the benefit of its affiliated companies or for its benefit. These fees are charged to/received from each affiliated company based upon various specific allocation methods measuring the estimated usage of such services by that company. The fees are eliminated from reported financial statements in the consolidation process.

The Bank

General. The Bank is subject to federal and state regulation, supervision, and examination. The Bank's principal federal regulator was the FDIC until December 31, 2024. On that date, the Bank became a member of the Federal Reserve System, and now both the Bank and the Company are supervised and regularly examined by the Federal Reserve and the Virginia BFI. If the Bank exceeds $10 billion in assets, which is anticipated as a result of the LNKB Merger, it will also be subject to regulation and supervision by the Consumer Financial Protection Bureau (the "CFPB"). The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt, and the acquisition of financial institutions and other companies. These laws and regulations also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, credit policies, the types of business conducted, and the location of offices. Certain of these laws and regulations are referenced above under "The Company."

Interchange Fees. Interchange fees, or "swipe" fees, are charges that merchants pay to the Bank and other card-issuing for processing electronic payment transactions. For financial institutions that have assets of $10 billion or more, which is anticipated as a result of the LNKB Merger, the current maximum permissible interchange fee is equal to the sum of 21 cents plus 5 bps of the transaction value for many types of debt interchange transactions. An upward adjustment to an issuer's debit card interchange fee of no more than one cent per transaction is permissible if the issuer develops and implements policies and procedures reasonably designed to achieve certain fraud-prevention standards. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid products.

Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital rules applicable to U.S. banking organizations, based on updated capital standards from the Basel Committee on Banking Supervision ("Basel III Framework"). Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

These capital rules require the Company and the Bank to comply with the following minimum capital ratios: (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of 4.5%, plus a 2.5% capital conservation buffer, resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the 2.5% capital conservation buffer, resulting in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of total risk-based capital to risk-weighted assets of 8.0%, plus the 2.5% capital conservation buffer, resulting in a minimum total risk-based capital ratio of 10.5%, and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and discretionary compensation paid to certain officers, based on the amount of the shortfall.

The Tier 1, common equity Tier 1, and total capital to risk-weighted asset ratios of the Company were 13.89%, 13.45%, and 16.17%, respectively, as of December 31, 2025, thus exceeding the minimum requirements for "well capitalized" status. The Tier 1, common equity Tier 1, and total capital to risk-weighted asset ratios of the Bank were 14.77%, 14.77%, and 15.92%, respectively, as of December 31, 2025, also exceeding the minimum requirements for "well capitalized" status. See Note 12 — Regulatory Capital Matters, in Notes to the December 31, 2025 Consolidated Financial Statements of the Company (the "Notes to Consolidated Financial Statements") for additional information.

Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal bank regulatory agencies have additional enforcement authority with respect to "undercapitalized" depository institutions. "Well capitalized" institutions may generally operate without additional supervisory restriction. With respect to "adequately capitalized" institutions, such banks cannot normally pay dividends or make any capital contributions that would leave the bank "undercapitalized;" they cannot pay a management fee to a controlling person if after paying the fee, it would be "undercapitalized;" and they cannot accept, renew, or rollover any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.

Immediately upon becoming "undercapitalized," a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an "undercapitalized" institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the DIF, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly "undercapitalized" and "critically undercapitalized" institutions.

To be "well-capitalized" under the federal banking agencies' "prompt corrective action" regulations adopted pursuant to Section 38 of the FDIA, banks must maintain a minimum Tier 1 leverage ratio of 5.0%, a minimum common equity Tier 1 capital ratio of 6.5%, a minimum Tier 1 capital ratio of 8.0%, and a minimum total capital ratio of 10.0%. The Bank met the definition of being "well capitalized" as of December 31, 2025, and December 31, 2024. See "The Bank – Capital Requirements," above.

Deposit Insurance. The deposits of the Bank are insured by the FDIC up to applicable limits by the DIF. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor for each account ownership type. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured depository institution, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes.

The Bank is subject to deposit insurance assessments to maintain the DIF. Deposit insurance pricing is based on CAMELS composite ratings and certain other financial ratios to determine assessment rates for small-established institutions with less than $10 billion in assets. For large-established institutions with greater than $10 billion in assets, deposit insurance pricing is based on CAMELS composite ratings, financial measures used to estimate an institution's ability to withstand asset-related and funding-related stress, and a measure of loss severity that estimates the relative magnitude of potential losses to the FDIC in the event of the institution's failure. Assessment rates for both large and small banks are subject to adjustment. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including Capital adequacy, Asset quality, Management capability, Earnings, Liquidity, and Sensitivity to market risk ("CAMELS").

For the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company recorded expense of $3.3 million, $3.01 million, and $1.65 million, respectively, for FDIC insurance premiums.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or "affiliates," or to make loans to insiders, is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money, or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors, or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of a bank are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act, relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire Board. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank's unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which a bank is permitted to extend credit to executive officers.

Community Reinvestment Act. The Bank is subject to the requirements of the CRA. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low-income and moderate-income neighborhoods. If the Bank receives a rating from the Federal Reserve of less than "satisfactory" under the CRA, restrictions on operating activities would be imposed. In addition, in order for a financial holding company, like the Company, to commence any new activity permitted by the BHCA, or to acquire any company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. The Bank received a "satisfactory" CRA rating in its most recent examination, dated May 1, 2023.

Federal Home Loan Banks ("FHLBs"). The Bank is a member of the FHLB of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region, and makes loans to its members in accordance with policies and procedures established by the board of directors of the applicable FHLB. As a member, the Bank must purchase and maintain stock in the FHLB of Atlanta.

Data Privacy and Cybersecurity. The Bank is subject to a variety of complex and evolving laws, regulations, rules and standards at the federal, state and local levels regarding data privacy and cybersecurity. Data privacy and cybersecurity are currently areas of considerable legislative and regulatory attention, with new or modified laws, regulations, rules and standards being frequently adopted and potentially subject to divergent interpretation or application in a manner that may create inconsistent or conflicting requirements for businesses. Several laws, including the Right to Financial Privacy Act and the Gramm-Leach-Bliley Act ("GLB Act"), and related regulations issued by the federal bank regulatory agencies, provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice to and approval from the customer.

Additionally, the federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. The federal bank regulatory agencies also adopted rules to improve the sharing of information about cyber incidents that may affect the U.S. banking system. A banking organization must notify its primary federal regulator of certain significant "computer-security incidents" that may pose a threat to the stability of the U.S. financial sector as soon as possible and no later than 36 hours after the banking organization determines that such an incident has occurred. A bank service provider must also notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially disrupted or degraded or is reasonably likely to materially disrupt or degrade covered services provided to such banking organization customers for four or more hours.

Additionally, the enactment of the Cyber Incident Reporting for Critical Infrastructure Act ("CIRCIA") in 2022, once rulemaking is complete, will require, among other things, covered entities to report significant cyber incidents, including ransomware attacks, to the Cybersecurity and Infrastructure Security Agency ("CISA") within 72 hours from the time the covered entity reasonably believes the incident occurred (and within 24 hours of making a ransom payment as a result of a ransomware attack).

Data privacy and cybersecurity are areas of increasing state legislative focus. Several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also implemented, or are considering implementing comprehensive data privacy and cybersecurity laws and regulations. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the "VCDPA"), which went into effect on January 1, 2023. The VCDPA grants Virginia residents the right to access, correct, delete, know, and opt-out of the sale and processing for targeted advertising purposes of their personal information, similar to the protections provided by similar consumer data privacy laws in California and in

Europe. The VCDPA also imposes data protection assessment requirements and authorizes the Attorney General of Virginia to enforce the VCDPA, but does not provide a private right of action for consumers. As a financial institution subject to the GLB Act, the Bank is exempt from the VCDPA, but certain third-party vendors of the Company or the Bank will be subject to the VCDPA, which may impact the products or services that we obtain from those vendors. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to individuals whose personal information has been disclosed as a result of a data breach. Moreover, Congress has considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which the Company and/or the Bank may be subject if passed.

Collectively, these privacy laws and regulations impose compliance costs and create obligations and, in some cases, reporting obligations, and compliance with these laws, regulations, and obligations may require significant resources of the Company and the Bank. With increased focus on data privacy and cybersecurity, we are continuing to monitor legislative, regulatory, and supervisory developments related thereto. For more information on our cybersecurity practices, see Item 1C. "Cybersecurity."

Anti-Money Laundering Laws and Regulations. The Bank is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities ("AML laws"). This category of laws includes the BSA, the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Bank has implemented appropriate internal practices, procedures, and controls.

Reporting Terrorist Activities. The Office of Foreign Assets Control ("OFAC"), which is a division of the Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various executive orders and acts of Congress. OFAC has sent, and will send, our bank regulatory agencies lists of names of persons and organizations suspected of aiding, harboring, or engaging in terrorist acts. If the Bank finds a name on any transaction, account, or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report, and notify the Federal Bureau of Investigation. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas, such as new accounts, wire transfers, and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Consumer Financial Protection. The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include, but are not limited to, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. If the Bank fails to comply with these laws and regulations, it may be subject to various penalties or enforcement actions. Failure to comply with consumer protection requirements may also result in delays in obtaining or failure to obtain any required bank regulatory approval for merger or acquisition transactions the Bank may wish to pursue or being prohibited from engaging in such transactions, even if approval is not required.

The CFPB is responsible for implementing, examining, and enforcing compliance with federal consumer financial protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB is responsible for examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets. While the Bank, like all banks, is subject to federal consumer protection rules enacted by the CFPB, because the Company and the Bank currently have total consolidated assets of less than $10 billion, the Federal Reserve oversees most of the consumer financial protection laws and regulations applicable to the Bank. As a result of the LNKB Merger, the Company and the Bank are expected to have total consolidated assets exceeding $10 billion, meaning that the CFPB will have examination and primary enforcement authority with respect to consumer financial laws.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer's (i) lack of financial savvy, (ii) inability to protect himself or herself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer's interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. Further regulatory positions taken by the CFPB may influence how other regulatory agencies may apply the subject consumer financial protection laws and regulations.

The current leadership of the CFPB has indicated intentions to rescind or revise many regulations, as well as to narrow its enforcement and supervision. We cannot currently predict the nature and timing of future developments that may potentially impact CFPB rules, proposals, enforcement and supervision.

Incentive Compensation. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees, or benefits that could lead to material financial loss to the financial institution. It is unclear when or whether this rule will be finalized.

Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases, restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered, and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution, and income level. The Bank is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. The Bank's mortgage origination activities are subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.

Creditors are required to determine consumers' ability to repay in one of two ways. The first alternative requires the creditor to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the creditor can originate "qualified mortgages," which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a "qualified mortgage" is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Qualified mortgages that are higher-priced (e.g., subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not "higher-priced" (e.g., prime loans) are given a safe harbor of compliance.

Real Estate Lending Standards and Guidance. The federal banking agencies have adopted uniform regulations setting forth standards for extensions of credit that are secured by real estate. Under these regulations, the Bank must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements.

The federal banking agencies have also jointly issued guidance on "Concentrations in Commercial Real Estate Lending," which defines CRE loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income or the proceeds of the sale, refinancing, or permanent financing of the property. The guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of CRE lending. The guidance states that the following metrics may indicate a concentration of CRE loans, but that these metrics are neither limits nor a safe harbor: (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, nonfarm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's CRE loan portfolio has increased 50% or more during the prior 36 months.

Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew, or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." In December 2020, the FDIC issued rules establishing a framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021. The Bank has not experienced any material impact to its operations as a result of the rules.

Future Regulation

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies, financial holding companies, and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company or the Bank.

Effect of Governmental Monetary Policies

The Company's operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve uses monetary policy tools to impact money market and credit market conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments, and deposits; they affect market interest rates charged on loans or paid for time and savings deposits, and can significantly influence employment and inflation rates. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks, including the Company, in the past and are expected to do so in the future.

Reporting Obligations under Securities Laws

The Company is subject to the periodic and other reporting requirements of the Exchange Act, including the filing of annual, quarterly, and other reports, and amendments to those reports, with the SEC. The Company's SEC filings will be posted and available at no cost on its website as soon as reasonably practicable after the reports are filed or furnished electronically with the SEC. The Company's website address is at http://investor.burkeandherbertbank.com. The information on the Company's website is not incorporated into this report or any other filing the Company makes with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 1A. Risk Factors

An investment in our Common Stock involves risks and uncertainties. In addition to the other information set forth in this Form 10-K, including information addressed under "Disclosure Regarding Forward-Looking Statements," investors in our Common Stock should carefully consider the factors discussed below. These factors could materially and adversely affect our business, financial condition, liquidity, results of operations, and capital position and could cause our actual results to differ materially from our historical results or the results contemplated by the forward-looking statements contained in our Form 10-K, in which case the trading price of our Common Stock could decline. The Risk Factors Summary that follows should be read in conjunction with the detailed description of risk factors following this summary section.

Risk Factor Summary

o   *Risks Related to Our Lending Activities*
- We may not be able to measure and limit our credit risk adequately.
- Our decisions regarding credit risk could be inaccurate and our allowance for credit losses may be inadequate.
- If our non-performing assets increase, our earnings will be adversely affected.
- Our focus on lending to small to medium-sized businesses may increase our credit risk.
- Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.
- We are exposed to higher credit risk by commercial real estate, commercial and industrial, and acquisition, construction & development-based lending, as well as large lending relationships.
- We engage in lending secured by real estate and may be forced to foreclose on the collateral.
- A significant percentage of our loans are attributable to a relatively small number of borrowers.
- The appraisals and other valuation techniques we use may not accurately reflect the net value of the asset.

o   *Risks Related to Funding and Liquidity*
- Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.
- Limits on our ability to use brokered deposits as part of our funding strategy may affect our profitability.

o   *Risks Related to Our Business, Industry, and Markets*
- We operate in a highly competitive market and face increasing competition.
- Our financial performance may be negatively affected if we are unable to execute our strategy.
- Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
- We follow a relationship-based operating model; our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.
- We are dependent on our management team and key employees.
- Changes in interest rates and monetary policy may negatively affect our earnings, income, financial condition, and the value of our assets.
- We are subject to physical and financial risks associated with climate change and other weather impacts.

o   *Risks Related to Our Operations*
- We face risks related to our operational, technological, and organizational infrastructure.
- System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs, litigation, and other liabilities.
- We rely on third parties to provide key components of our business infrastructure.
- We could be subject to losses, regulatory action, or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees, and vendors.
- We are subject to claims and litigation pertaining to intellectual property.
- We may be adversely affected by the lack of soundness of other financial institutions and market participants.
- Our risk management framework may not be effective in mitigating risks and/or losses to us.
- Demand for the Company's services is influenced by general economic and consumer trends.
- Our results may suffer if we do not effectively manage our expanded operations, including complying with any enhanced regulatory requirements.

o   *Risks Related to Our Regulatory Environment*
- Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
- We are subject to stringent capital requirements, which could have an adverse effect on our operations.
- We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.

- We are subject to laws regarding the privacy, information security, and protection of personal information.
- Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
- Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
- Evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social, and governance ("ESG") practices may impose additional costs on us or expose us to new or additional risks.

o *Risks Related to an Investment in Our Common Stock*
- If we fail to design, implement, and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
- We may issue additional equity securities, or engage in other transactions, which could affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.
- An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC.
- Holders of our junior subordinated debentures and preferred stock have rights that are senior to those of our common stockholders.
- Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division, or in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.

o *Risks Relating to the Consummation of the LNKB Merger and the Company Following the LNKB Merger*
- The Company and LNKB have, and the Company following the closing is expected to, incur substantial costs related to the LNKB Merger and integration.
- Combining the Company and LNKB may be more difficult, costly, or time-consuming than expected, and the Company and LNKB may fail to realize the anticipated benefits of the LNKB Merger.
- Our results following the LNKB Merger may suffer if we do not effectively manage our expanded operations.
- The continuing corporation may be unable to retain Company and/or LNKB personnel successfully after the LNKB Merger is completed.
- Regulatory approvals necessary for the LNKB Merger may not be received, may take longer than expected, or may impose conditions that are not presently anticipated.
- The Merger Agreement may be terminated and the LNKB Merger may not be completed.
- In connection with LNKB Merger, we will assume LNKB's outstanding debt obligations.
- The Company and LNKB will be subject to business uncertainties and contractual restrictions while the LNKB Merger is pending.
- Our shareholders will have reduced ownership and voting interest in the continuing corporation after the consummation of the LNKB Merger and will exercise less influence over management.
- Interest rate volatility may adversely impact the fair value adjustments of investments and loans acquired in the LNKB Merger.
- The dilution caused by the issuance of the new shares of the Company's Common Stock in connection with the LNKB Merger may adversely affect the market price of the Company's Common Stock.
- Issuance of shares of the Company's Common Stock in connection with the LNKB Merger may adversely affect the market price of the Company's Common Stock.
- The market price of the Company's Common Stock after the LNKB Merger may be affected by factors different from those currently affecting the shares of our Common Stock.
- Shareholder litigation could prevent or delay the completion of the LNKB Merger or otherwise negatively impact the business and operations of the Company and LNKB.

Risk Related to Our Lending Activities

We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.

Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely, or at all, or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Many of our loans are made to small to medium-sized businesses that may be less able to withstand competitive, economic, and financial pressures than larger borrowers. If the overall economic climate in the United States, generally, or in our market, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of non-performing loans, charge-offs, and delinquencies could rise and require significant additional provisions for expected credit losses. Additional factors related to the credit quality of multifamily residential, real estate construction, and other commercial real estate loans include the quality of management of the business and tenant vacancy rates.

The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company's lending-related transactions. Credit risk policies and procedures and credit-related risks are reviewed and approved by multiple committees that assess credit risk and enterprise-wide risks. Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review, and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies, and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures, and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition, and results of operations.

Our decisions regarding credit risk could be inaccurate and our allowance for credit losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations, cash flows, and/or future prospects.

We attempt to maintain an appropriate allowance for credit losses to provide for our estimate of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the allowance for credit losses was $67.8 million or 1.26% of total gross loans; however, there is no guarantee that it will be sufficient to address credit losses. The determination of the appropriate level of allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates related to current and expected future credit risks and trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers and securities issuers; new information regarding existing loans, credit commitments and securities holdings; global pandemics; natural disasters and risks related to climate change; and identification of additional problem loans, ratings down-grades and other factors, both within and outside of our control, may require an increase in the allowances for credit losses on loans, securities, and off-balance sheet credit exposures. There is also the possibility that we have failed or will fail to accurately identify the appropriate economic indicators, to accurately estimate the timing of future changes in economic conditions, or to estimate accurately the impacts of future changes in economic conditions to our borrowers, which similarly could impact the accuracy of our loss forecasts and allowance estimates. There is no precise method of predicting credit losses, and therefore, we always face the risk that losses in future periods will exceed our allowance for credit losses and that we would need to make additional provisions to our allowance for credit losses, which would reduce our earnings. Our methodology for the determination of the adequacy of the allowance for credit losses is set forth in Note 4 — Allowance for Credit Losses in the accompanying Consolidated Financial Statements.

Additionally, federal and state banking regulators, as an integral part of their supervisory function, periodically review the allowance for credit losses. These regulatory agencies may require us to increase our provision for credit losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. If we need to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which we have not established adequate reserves, our business, financial condition, and results of operations could be adversely affected at that time.

If our non-performing assets increase, our earnings will be adversely affected.

At December 31, 2025, we had $76.9 million in non-performing assets. Non-performing assets consist of non-accrual loans, loans 90 days or more past due and still accruing interest, and other real estate owned. Non-performing assets held by the Company will adversely affect our net income in various ways:

- We record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

- We must provide for probable credit losses through a current period charge to the provision for credit losses;

- Non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

- There are legal fees associated with the resolution of non-performing assets, as well as carrying costs, such as taxes, insurance, and maintenance fees;

- The resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity, and

- An increase in the level of nonperforming assets increases our risk profile and may affect the minimum capital levels our regulators believe are appropriate for us in light of such risks.

If borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and non-performing assets could increase, which could have a material adverse effect on our financial condition and results of operations.

Our focus on lending to small to medium-sized businesses may increase our credit risk.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital access or borrowing capacity than larger entities, frequently have smaller market shares than their competition, and may be more vulnerable to economic downturns. These businesses also often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results. Any of these factors may impair their ability as a borrower to repay a loan. These factors may be especially true given the effects of global macroeconomic conditions, including volatility and market factors related to or caused by any health crises, global political conflict, rising interest rates, labor market volatility, and instability in financial markets. If general economic conditions in the markets in which we operate negatively impact this customer segment, our results of operations and financial condition and the value of our Common Stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years, and the borrowers may not have experienced a complete business or economic cycle. The deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.

A substantial portion of our loans are secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in the areas where such real estate is located, or the continuation of such adverse developments, could increase the levels of non-performing loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in our market area deteriorate, or there is volatility or weakness in the economy or any significant sector of the economy in our markets, our ability to develop our business relationships may be diminished, the quality and collectability of our loans may be adversely affected, our provision for credit losses may increase, the value of collateral may decline, and loan demand may be reduced.

We are exposed to higher credit risk by commercial real estate, commercial and industrial, and acquisition, construction & development-based lending as well as large lending relationships.

Commercial real estate, commercial and industrial, and acquisition, construction & development-based lending usually involve higher credit risks than 1-4 family residential real estate lending. As of December 31, 2025, the following loan types accounted for the stated percentages of our loan portfolio: commercial real estate – 51.4%; owner-occupied commercial real estate – 11.0%; commercial and industrial – 8.6%; and acquisition, construction & development – 7.2%. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure. As of December 31, 2025, we had 33 relationships that each had over $25 million of outstanding borrowings. While we are not dependent on any of these relationships and while none of these large relationships have directly impacted our allowance for credit losses, a deterioration of any of these large credits could require us to increase our allowance for credit losses or result in significant losses.

Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself, which in turn can be dependent upon general economic conditions remaining stable. In addition, the assets securing the loans depreciate over time, are difficult to appraise and liquidate, and fluctuate in value based on the success of the business.

Real estate construction and development loan lending involves additional risks because funds are advanced based on the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs (particularly given recent volatility in supply chains, the availability of raw materials, and general economic conditions) and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan, as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

Additionally, commercial real estate loans, commercial and industrial loans, and acquisition, construction & development loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans. In particular, the banking regulatory agencies have expressed concerns about weaknesses in the commercial real estate market. Banking regulatory authorities typically give commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement enhanced risk management practices, including stricter underwriting, internal controls, risk management policies, more granular reporting, and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposure. If our banking regulators determine that our commercial real estate lending activities are particularly risky and are subject to heightened scrutiny, we may incur significant additional costs or be required to restrict certain of our commercial real estate lending activities.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with foreclosure and the ownership of real property.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. For example, we could be subject to environmental liabilities with respect to these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property, which could have a material adverse effect on our business, financial condition and results of operations. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate or write-downs in the value of other real estate owned ("OREO") could have an adverse effect on our business, financial condition, and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have an adverse effect on our business, financial condition, and results of operations.

A significant percentage of our loans are attributable to a relatively small number of borrowers.

Our 10 largest borrowing relationships accounted for approximately 9.9% of our total loans at December 31, 2025. Our largest single borrowing relationship accounted for approximately 1.3% of our total loans at December 31, 2025. The loss of any combination of these borrowers, or a significant decline in their borrowings due to fluctuations related to their business needs or as a result of general economic conditions, could adversely affect our results of operations if we are unable to replace their borrowings with similarly priced new loans or investments. In addition, with this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credit losses if any one or several of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified loan portfolio.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of OREO that we acquire through foreclosure proceedings and to determine loan impairments.

If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, if any, and our allowance for credit losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for credit losses could have an adverse effect on our business, financial condition, and results of operations. The Company's OREO amounted to $2.7 million as of December 31, 2025.

Risk Related to Funding and Liquidity

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. An inability to maintain sufficient deposits or raise funds through additional deposits, borrowings, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms that are acceptable to us, could be impaired by factors that affect us specifically, the financial services industry, or the economy, in general. Factors that could detrimentally affect our access to liquidity sources may be beyond our control and include, among other things, market disruptions, changes in our credit ratings, lack of sufficient qualifying collateral to support borrowings, competitive dynamics, reputational damage, the confidence of depositors in us or the financial-services industry, generally, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, and an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets, increased inflation, tariffs or other disruptions to global trade, trade agreements or supply chains, geopolitical conflicts or tensions, rising interest rates, the state of the regulatory environment and monetary and fiscal policies, the possibility of the U.S. government defaulting on its debt, or negative views and expectations about the prospects for the financial services industry or the global economy more broadly. If a large number of our depositors or depositors with a high concentration of deposits sought to withdraw their deposits suddenly, we could encounter difficulty meeting such a significant deposit outflow, which could negatively impact our profitability, reputation and liquidity. Significant unanticipated deposit outflows have occurred at other financial institutions, and may occur in the future, compounded by advances in technology that increase the speed at which deposits can be moved from bank to bank or outside the banking system, as well as the speed and reach with which information, concerns and rumors can spread through media, in each case potentially exacerbating liquidity concerns. While we believe our funding sources are adequate to meet any significant unanticipated deposit withdrawal, we may not be able to manage the risk of deposit volatility effectively, which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, transactional counterparties, or other companies in the financial services industry or the financial services industry, generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past, and may in the future, lead to market-wide liquidity problems.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. Core deposits are generally a low-cost and stable source of funding. However, loan demand may exceed the rate at which we are able to build core deposits for which there is substantial competition from a variety of different competitors, so we may rely on more interest-sensitive deposits, including brokered deposits, as sources of funds. Those deposits may not be as stable as other types of deposits, and in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Funding costs may increase if we lose core deposits and are forced to replace them with more expensive sources. Depending on the interest rate environment and competitive factors, low-cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income. As of December 31, 2025, approximately 32.1% of our deposits were uninsured and we rely on these deposits for liquidity.

Limits on our ability to use brokered deposits as part of our funding strategy may affect our profitability.

A "brokered deposit" is any deposit that is obtained from, or through the mediation or assistance of, a deposit broker. These deposit brokers attract deposits from individuals and companies throughout the country and internationally whose deposit decisions are based almost exclusively on obtaining the highest interest rates. We have used brokered deposits in the past, and we may continue to use brokered deposits as one of our funding sources to support future growth. As of December 31, 2025, brokered deposits represented approximately 1.0% of our total deposits.

Banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well capitalized" banks are permitted to accept brokered deposits, but all banks that are not well capitalized could be restricted from accepting such deposits. Should we lose our "well capitalized" status, these restrictions could materially and adversely affect our ability to access lower costs funds, and thereby decrease our future earnings capacity.

Risks Related to Our Business, Industry and Markets

We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.

We operate in a competitive market for financial services and face intense competition from other financial institutions in making loans and attracting deposits, which can greatly affect pricing for our products and services and could adversely affect our cost of funds. Our principal competitors are commercial and community banks, credit unions, savings and loan associations, mortgage banking firms, online mortgage lenders, and consumer finance companies, including large national financial institutions that operate in our market. Many of these competitors are larger than us, have significantly more resources, greater brand recognition, more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services, and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. As a result, some of our competitors can offer products and services that we are unable to offer or to offer such products and services at more competitive rates. We expect competition to continue to increase as a result of legislative, regulatory, and technological changes, the continuing trend of consolidation in the financial services industry, and the continued emergence of alternative banking sources. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability.

Our financial performance may be negatively affected if we are unable to execute our strategy.

Our strategy is to grow organically and supplement that growth with select acquisitions, if available, such as the merger with Summit and the LNKB Merger. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that we will be successful in continuing our organic, or internal, growth strategy. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors. In addition, our ability to manage growth successfully depends on a variety of factors, including whether we can maintain adequate capital levels, maintain cost controls, effectively manage asset quality, effectively manage increasing regulatory compliance requirements, and successfully integrate any businesses acquired into our organization, including the LNKB Merger. We cannot be certain of our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non-performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or non-performing assets may decrease our earnings and the value of the Company's capital stock.

Our ability to execute on our strategy will also depend, in part, on our ability to retain the talents and dedication of key employees currently employed by the Company. It is possible that these employees may decide not to remain with the Company. If the Company is unable to retain key employees, including management, who are critical to the future operations of the Company or, in the case of the LNKB Merger, to the successful integration of the Company and LNKB, the Company could face disruptions in its operations, loss of existing customers, loss of key information, expertise, or know-how, and unanticipated additional recruitment costs.

To the extent we are able to supplement organic growth with one or more acquisitions, including the LNKB Merger, we are and will be subject to risks commonly encountered in such transactions, including risks related to the time and expense of identifying, evaluating, and negotiating potential acquisitions, exposure to unknown or contingent liabilities of the target, difficulty of integrating the operations and personnel of the target, potential disruption of our ongoing business, failure to retain key personnel at the acquired business, and failure to realize any expected revenue increases, cost savings, and other projected benefits from an acquisition.

Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services, and we anticipate that new technologies will continue to emerge. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Developing or acquiring access to new technologies and incorporating those technologies into our products and services, or using them to expand our products and services, may require significant investments, may take considerable time to complete, and ultimately, may not be successful. If we fail to maintain or enhance our competitive position with respect to technology, whether because of a failure to anticipate customer expectations, substantially fewer resources to invest in technological improvements than our larger competitors, or because our technological developments fail to perform as desired or are not rolled out in a timely manner, we may lose market share or incur additional expense. In addition, any future implementation of technological changes and upgrades to maintain current systems may cause operational and customer challenges upon implementation and for some time afterwards. Key challenges include service interruptions, transaction processing errors and system conversion delays, which may cause us to lose customers or fail to comply with applicable laws, and may cause us to incur additional expenses, which may be substantial and could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Recently, the financial services industry has experienced rapid developments in artificial intelligence, including agentic artificial intelligence. The use of artificial intelligence models developed by third parties introduces risks related to how those models are developed, trained, and deployed, including unauthorized material in training data and limited visibility into risk mitigation steps. The legal and regulatory environment for artificial intelligence is uncertain and rapidly evolving, potentially increasing compliance costs and risks of noncompliance. We may be exposed to the risk that generative artificial intelligence models may produce incorrect outputs, release confidential information, reflect biases, or otherwise cause harm. Their complexity may make it challenging to understand all outputs and comply with documentation or explanation requirements. Any of these risks could adversely affect our business, expose us to liability or other adverse legal or regulatory consequences, or otherwise adversely affect our financial results.

We follow a relationship-based operating model. Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining bankers and other associates who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers and associates. Furthermore, maintaining our reputation also depends on our ability to protect our brand name and associated trademarks.

However, reputation risk, or the risk to our business, earnings, and capital from negative public opinion surrounding our Company, and the financial services industry, generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including business and lending practices, corporate governance, and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers and communities, this risk will always be present given the nature of our business. If our reputation is negatively affected by the actions of our employees, or otherwise, our business and operating results may be materially adversely affected.

We are dependent on our management team and key employees.

We believe that our continued growth and future success will depend on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our loan origination and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. Though we have employment agreements in place with certain members of our management team, they may still elect to leave at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Additionally, the loss of personnel with extensive customer relationships may lead to the loss of business if the customers were to follow the employee to a competitor.

Our future success also depends on our continuing ability to attract, develop, motivate, and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition, and results of operations.

Changes in interest rates and monetary policy may negatively affect our earnings, income, and financial condition, as well as the value of our assets.

Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies, and in particular, the policies of the Federal Reserve.

An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

Until recently, we were in a rising rate environment. Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a rising interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In late 2024, the Federal Reserve's interest rate policy shifted as inflationary pressure began to ease and economic growth moderated. Following a period of aggressive rate hikes aimed at curbing inflation in 2022 and 2023, the Federal Reserve began lowering rates in 2024, with the Federal Funds target rate ranging from 5.25% to 5.5% at year-end 2023, compared to its range of 4.25% to 4.50% at year-end 2024. Rate cuts continued through 2025, bringing the Federal Funds target rate down to a range of 3.5% to 3.75% as of December 31, 2025. Interest rate decreases can lead to increased prepayments of loans and mortgage-backed securities as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such repayment proceeds into lower yielding loans or investments, which would likely hurt our income. It is unclear whether interest rates will continue to decline in 2026.

Changes in monetary policy, including changes in interest rates, could not only influence the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect: (1) our ability to originate loans and obtain deposits; (2) the fair value of our financial assets and liabilities, including our securities portfolio; and (3) the average duration of our interest-earning assets. Interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk). Individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and interest rate relationships may change across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are subject to physical and financial risks associated with climate change and other weather and natural disaster impacts.

We are subject to the growing risk of climate change. Among the risks associated with climate change are more frequent severe weather events. Severe weather events such as hurricanes, tropical storms, tornados, winter storms, freezes, flooding and other large-scale weather catastrophes in our markets subject us to significant risks, and more frequent severe weather events magnify those risks. Large-scale weather catastrophes, or other significant climate change effects that either damage or destroy residential or multifamily real estate underlying mortgage loans or real estate collateral, could decrease the value of our real estate collateral or increase our delinquency rates in the affected areas and thus diminish the value of our loan portfolio. In addition, the effects of climate change may have a significant effect on our geographic markets and could disrupt our operations or the operations of our customers, third-party service providers, or supply chains, more generally. Those disruptions could result in declines in economic conditions in our geographic markets or industries in which our borrowers operate and impact their ability to repay loans or maintain deposits. Climate change could also impact our assets or employees directly or lead to changes in customer preferences that could negatively affect our growth or business strategies. In addition, our reputation and customer relationships could be damaged due to our practices related to climate change, including our or our customers' involvement in certain industries or projects. Moreover, over the past few years, federal banking regulators increasingly focused on the physical and financial risks to financial institutions associated with climate change; although, expectations with respect to these matters has been changing, and it is difficult to predict changes in priorities and requirements with respect to these matters, including any changes in compliance costs relating to such changes. Additionally, some states have been, and may continue to be, active in climate-related regulation.

Risks Related to Our Operations

We face risks related to our operational, technological, and organizational infrastructure.

Our ability to grow and compete is dependent on the Bank's ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. In our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons, which may take many forms including check fraud, electronic fraud, wire fraud, social engineering, phishing and other dishonest acts, and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of the technology systems that the Bank uses both to interface with customers and to manage internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations depends on these systems.

We continuously monitor our operational and technological capabilities and make modifications and improvements as circumstances warrant. In some instances, the Bank may build and maintain these capabilities itself; however, we outsource many of these functions to third parties. These third parties may experience errors or disruptions, including cyber-attacks, that could adversely impact the Bank and over which the Bank may have limited control. We also face risk from the integration of new infrastructure platforms, including in connection with acquisitions, such as the LNKB Merger, and/or new third-party providers of such platforms into the Bank's existing businesses.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior technologies or services compared to those that we provide, which could put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to compete effectively.

System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs, as well as litigation and other liabilities.

The computer systems and network infrastructure we use, as well as those of third parties on which we are highly dependent, may be vulnerable to physical theft, fire, power loss, telecommunications failure, or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms, and other disruptive problems caused by hackers or malicious actors. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.

Computer break-ins, phishing, and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission, and storage of confidential information in our computer systems and networks and the computer systems and networks of third parties. In addition, to access our products and services, our customers may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers' devices have been subject to, and are likely to continue to be, the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of the Bank's or our customers' confidential, proprietary, and other information, or otherwise disrupt the Bank's or our customers' or other third parties' business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The Bank is under continuous threat of loss due to hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals extract funds directly from our customer accounts. Attempts to breach sensitive customer data, such as account numbers and social security numbers, present significant reputational, legal, and/or regulatory costs to us, if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We cannot assure that we will not be the victim of a material hacking or cyberattack that could cause us to suffer material losses or other harms. The occurrence of any cyber-attack or information security breach could result in potential liability to customers, reputational damage, and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, financial condition, or results of operations.

In addition, one or more of our third-party service providers may become subject to cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business operations. We do not control such service providers' day-to-day operations and a successful attack or security breach at one or more of such third-party service providers is not within our control. The occurrence of any such breaches, disruption in services provided by such third parties or other failures could damage our reputation, result in a loss of customer business, and expose us to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production, and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained, or repeated system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition, and results of operations.

We could be subject to losses, regulatory action, or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees, and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by, or on behalf of, clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information, and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations, or systems.

Whether a misrepresentation is made by the applicant or another third-party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result of the misrepresentations. Any of these developments could have an adverse effect on our business, financial condition, and results of operations.

We are subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations, and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third-party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by the lack of soundness of other financial institutions or other market participants.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, clearing agencies, exchanges, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about one or more financial services companies, or the financial services industry, generally, could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, financial condition, and results of operations.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is governed by various committees, including the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Enterprise Risk Management Committee, the Credit Risk Management Committee, the Asset and Liability Management Committee, the Trust & Wealth Management Committee, the Technology Committee, and the Regulatory Risk Committee. The Chief Risk Officer has oversight responsibility for credit risk, enterprise risk, including regulatory risk, and asset and liability management risk, directly reporting to the Chief Executive Officer.

Our risk management framework is comprised of various processes, systems, and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate, operational, technology, and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances. Our risk management framework may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition, and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.

Demand for the Company's services is influenced by general economic and consumer trends beyond the Company's control, including disruptions in the financial services industry, in general, and events such as geopolitical conflict and global pandemics.

There can be no assurance that our business and corresponding financial performance will not be adversely affected by general economic or consumer trends or events, including those affecting the financial services industry. Over the past few years, global markets have seen extensive volatility owing to a variety of factors, including high inflation, trade policies and tariffs, volatility in the capital markets, the failure of financial institutions, volatility in the housing market, interest and currency rate fluctuations, labor availability, supply chain disruptions, global pandemics and public health crises and the responses thereto, weather catastrophes and geopolitical instability, including shutdowns and threats of shutdowns of the U.S. federal government, growing geopolitical tensions and conflicts, and acts of terrorism. These events have created, and may continue to create, significant disruption of the global economy and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations, while also driving up interest rates, further complicating borrowing and lending activities.

If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges, and lower profitability.

Our results may suffer if we do not effectively manage our expanded operations, including complying with any enhanced regulatory requirements.

The Company may face increased scrutiny from governmental authorities as a result of the size of its business, including if the total assets of the Company grow to exceed $10 billion as of December 31 of any calendar year. As a result of the LNKB Merger, the Company and the Bank are expected to have total assets exceeding $10 billion. Banks with $10 billion or more in total assets are, among other things: examined directly by the CFPB with respect to various federal consumer financial laws; subject to reduced dividends on any holdings of Federal Reserve Bank of Richmond common stock; subject to limits on interchange fees pursuant to Section 920 of the Electronic Funds Transfer Act (known as the Durbin Amendment); subject to certain enhanced prudential standards; no longer treated as a "small institution" for FDIC deposit insurance assessment purposes; and no longer eligible to elect to be subject to the CBLR. Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, and the incurrence of significant expenses, which could have a significant adverse effect on the Company's financial condition or results of operations.

Risks Related to our Regulatory Environment

Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.

Both the Company and the Bank are subject to extensive regulation, supervision, and examination by the Federal Reserve, our primary federal regulator and the Virginia BFI, our chartering authority. The Bank is also subject to certain regulations of the FDIC, the insurer of the Bank's deposits. Such regulation, supervision, and examination govern the activities in which we and the Bank may engage and are intended primarily for the protection of the depositors and borrowers of the Bank, the financial system, and the DIF rather than for holders of our Common Stock. Various consumer compliance laws also affect our operations. Our compliance with these regulations is costly and potentially restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans, interest rates charged, and locations of our offices. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets, and determination of the level of our allowance for credit losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation, or supervisory action, may have a material impact on our operations. The earnings of the Bank, and therefore the earnings of the Company, are affected by changes in federal and state legislation and the actions of various regulatory authorities.

We are subject to stringent capital requirements, which could have an adverse effect on our operations.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. Not including the capital conservation buffer, the capital rules require community bank holding companies and community banks to maintain a common equity Tier 1 to risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to risk-weighted assets ratio of at least 6.0%, a total capital to risk-weighted assets ratio of at least 8.0%, and a leverage ratio of Tier 1 capital to total consolidated assets of at least 4.0%. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer would result in limitations on an institution's ability to make capital distributions and discretionary bonus payments. In addition, for an insured depository institution to be "well capitalized" under the banking agencies' "prompt corrective action" framework, it must have a common equity Tier 1 ratio of at least 6.5%, Tier 1 capital ratio of at least 8.0%, a total capital ratio of at least 10.0%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or capital directive, or "prompt corrective action" directive issued by its primary federal or state banking regulator to meet and maintain a specific capital level for any capital measure.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress. A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection.

Any new or revised standards adopted in the future may require us to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic capital requirements. We may not be able to raise additional capital at all, or on terms acceptable to us. Failure to maintain capital to meet current or future regulatory requirements could have an adverse effect on our business, financial condition, and results of operations.

We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.

The BSA, the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports, such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network, and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by OFAC, which is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties as defined by various Executive Orders and Acts of Congress. If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties, and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on merger and acquisition activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition, and results of operations.

We are subject to laws regarding the privacy, information security, and protection of personal information and any violation of these laws or other incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information ("PII"), in various information systems that we maintain and in those maintained by third-party service providers. We also maintain important internal company data, such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees, and other third parties). For example, our business is subject to the GLB Act, which, among other things: (i) imposes certain limitations on our ability to share nonpublic PII about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing, and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement, and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory, or law enforcement notification in the event of a security breach.

Ensuring that our collection, use, transfer, and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential, or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations, and investigations that could result in requirements to modify or cease certain operations or practices, or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition, and results of operations.

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third-party vendors in our business, and we rely on some of these vendors for critical functions, including, but not limited to, our core processing function. Third-party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. We expect our regulators to hold us responsible for deficiencies in our oversight or control of our third-party vendor relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or that such vendors have not performed adequately, we could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution's total risk-based capital; or (ii) total commercial real estate loans representing 300% or more of the institution's total risk-based capital, where the outstanding balance of the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital.

As of December 31, 2025, acquisition, construction & development loans were 39.2% of our total risk-based capital, and commercial real estate, including owner-occupied loans, were 340.9% of our total risk-based capital. Commercial real estate loans, including acquisition, construction & development and owner-occupied loans, have increased 181.7% during the prior 36 months, mostly due to the merger with Summit. If the LNKB Merger closes, our commercial real estate loans will further increase. We cannot guarantee that any risk management practices we implement will be effective in preventing losses relating to our commercial real estate portfolio. Management has extensive experience in commercial real estate lending and has implemented, and continues to maintain, heightened portfolio monitoring and reporting and strong underwriting criteria with respect to our commercial real estate portfolio. Nevertheless, we could be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition, and results of operations.

Evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social, and governance ("ESG") practices may impose additional costs on us or expose us to new or additional risks.

As a regulated financial institution listed on a national exchange, we face evolving scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues, with various stakeholders advocating both for and against such policies. Recently, ESG regulations and rules have faced a political backlash and are increasingly being successfully challenged in court. Additionally, the U.S. presidential administration has moved to overturn and reject all efforts aimed at promoting diversity, equity and inclusion in the federal government and has advocated for the same in the private sector. While federal regulators have in past years called for increased ESG disclosure, it is expected that any federal ESG-related regulations under the current U.S. presidential administration will call for less disclosure or mandate the abandonment of ESG programs, while regulations at the state level will vary. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain customers and business partners, and stock price.

Risks Related to an Investment in Our Common Stock

If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control over financial reporting in the future, and our failure to maintain effective internal control over financial reporting could have an adverse effect on our business, financial condition, and results of operations. Moreover, as we continue to grow, our controls and procedures may become more complex and require additional resources to ensure they remain effective amid dynamic regulatory and other guidance.

In the normal course of our operations, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board ("PCAOB"), as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective, and preclude our independent registered public accounting firm from rendering their report addressing an assessment of the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our Common Stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, such deficiencies may adversely affect us.

We may issue additional equity securities, or engage in other transactions, which could affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.

Our Board may determine from time to time, that we need to raise additional capital by issuing additional shares of our Common Stock or other securities. Sales of substantial amounts of our Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Stock. We are not restricted from issuing additional shares of Common Stock, including securities that are convertible into, or exchangeable for, or that represent the right to receive Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Any additional issuance of Common Stock could be dilutive to existing common shareholders. We may also issue, without shareholder approval, shares of preferred stock that will provide investors in such shares with rights, preferences, and privileges that are senior to, and that adversely affect, our then current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Common Stock, which ranks junior to our customer deposits and indebtedness. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Stock, or both. Holders of our Common Stock are not entitled to preemptive rights or other protections against dilution.

An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our Common Stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund, or by any other governmental, public, or private entity. An investment in our Common Stock is inherently risky for the reasons described herein. As a result, if you acquire our Common Stock, you could lose some or all of your investment.

Holders of our junior subordinated debentures and preferred stock have rights that are senior to those of our common stockholders.

We have three statutory business trusts for which we became sponsors in connection with the merger with Summit. The trusts have issued mandatorily redeemable securities (the "capital securities") for which we are obligated to third-party investors related, and hold our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures of these unconsolidated statutory trusts totaled approximately $19.6 million excluding the related fair value mark incurred as of acquisition, at December 31, 2025.

Payments of the principal and interest on the trust preferred securities of the statutory trusts are conditionally guaranteed by us. The junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our Common Stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our Common Stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five (5) years, during which time no dividends may be paid on our Common Stock. See Note 7 — Borrowed Funds in Notes to Consolidated Financial Statements for additional information regarding our trust preferred securities.

We also have 1,500 shares of our 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 outstanding, which is senior to our Common Stock with respect to dividends upon liquidation or dissolution of the Company. While the regular dividends payable on such preferred stock are non-cumulative, we are not permitted to pay dividends on or repurchase our Common Stock to the extent we do not pay dividends on such preferred stock for each applicable dividend period.

Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division, or in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division, or in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, or other agent of ours to us or our shareholders, any action asserting a claim arising pursuant to any provision of the Virginia Stock Corporation Act ("VSCA") or our Articles of Incorporation or Bylaws, or any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce, or determine the validity of the Articles of Incorporation or Bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action. By its terms, the exclusive forum provision in our Bylaws would apply to claims made under the Exchange Act or the Securities Act. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Bylaws. The exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers and the provision may increase costs on a shareholder pursuing any claims against us, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations, and financial condition.

Risks Relating to the Consummation of the LNKB Merger and the Company Following the LNKB Merger

The Company and LNKB have, and the Company following the closing is expected to, incur substantial costs related to the LNKB Merger and integration.

The Company and LNKB have incurred and expect to incur significant non-recurring costs associated with the LNKB Merger. These costs include legal, financial advisory, accounting, consulting, and other advisory fees, severance/employee benefit-related costs, public company filing fees, and other regulatory fees, printing costs, and other related costs. Some of these costs are payable regardless of whether the LNKB Merger is completed and may adversely impact the Company's earnings.

Following the closing, the Company is expected to incur substantial costs related to the integration of Burke & Herbert's and LNKB's businesses, including facilities and systems consolidation costs and employment-related costs. The Company and LNKB may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies, and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing, and benefits. While the Company and LNKB have assumed that a certain level of costs will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration costs, and additional unanticipated costs may be incurred in the integration of the businesses of the Company and LNKB. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated future merger and integration-related pre-tax costs are currently estimated to be approximately $52.1 million.

Combining the Company and LNKB may be more difficult, costly, or time-consuming than expected, and the Company and LNKB may fail to realize the anticipated benefits of the LNKB Merger.

The success of the LNKB Merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of the Company and LNKB. To realize the anticipated benefits and cost savings from the LNKB Merger, the Company and LNKB must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If the Company and LNKB are not able to successfully achieve these objectives, the anticipated benefits of the LNKB Merger may not be realized fully, or at all, or may take longer to realize than expected.

A successful integration of LNKB's business with the Company's business will depend on the ability to consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. The Company may not be able to combine each company's business without encountering difficulties that could adversely affect the ability to maintain relationships with existing clients, customers, depositors and employees, such as:

- the loss of key employees;

- the disruption of operations and business;

- inability to maintain and increase competitive presence;

- loan and deposit attrition, customer loss and revenue loss;

- possible inconsistencies in standards, control procedures and policies;

- additional costs or unexpected problems with operations, personnel, technology and credit; and/or

- problems with the assimilation of new operations, systems, sites or personnel, which could divert resources from banking operations.

Any disruption to the businesses could cause customers to remove their accounts and move their business to a competing financial institution. Integration efforts between the two companies may also divert management attention and resources. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the successful integration of the Company and LNKB.

The Company and LNKB entered into the Merger Agreement with the expectation that the acquisition of LNKB by the Company will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the continuing corporation, cross-selling opportunities, technological efficiencies, and operating efficiencies. Achieving the anticipated benefits of the transactions contemplated by the Merger Agreement is subject to a number of uncertainties including whether the integration is completed in a timely, effective and efficient manner and general competitive conditions in the marketplace. An inability to realize the full extent of the anticipated benefits of the LNKB Merger and the other transactions contemplated by the Merger Agreement, as well as delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the continuing corporation following the completion of the LNKB Merger, which may adversely affect the value of the common stock of the continuing corporation following the completion of the LNKB Merger. Additionally, upon consummation of the transactions contemplated by the Merger Agreement, the Company will make fair value estimates of certain assets and liabilities in recording the acquisition. Actual values of these assets and liabilities could differ from such estimates, which could result in the Company not achieving the anticipated benefits of the acquisition. Any cost savings that are realized may be offset by losses in revenues or other charges to earnings. In addition, the actual cost savings of the LNKB Merger could be less than anticipated, and integration may result in additional and unforeseen expenses.

The Company and LKNB have operated and, until the completion of the LNKB Merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the LNKB Merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of the Company and LNKB during this transition period and for an undetermined period after completion of the LNKB Merger on the continuing corporation.

Our results following the LNKB Merger may suffer if we do not effectively manage our expanded operations, including complying with any enhanced regulatory requirements.

Should the LNKB Merger successfully close, then following the LNKB Merger, the size of our business will increase beyond the current size of either our or LNKB's business. Our future success as the continuing corporation will depend, in part, upon our ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the continuing corporation will be successful or that it will realize the expected operating efficiencies, revenue enhancement, or other benefits currently anticipated from the LNKB Merger.

The continuing corporation may also face increased scrutiny from governmental authorities as a result of the increased size of its business. As a result of the LNKB Merger, the continuing corporation is expected to have total assets exceeding $10 billion. Banks with $10 billion or more in total assets are, among other things: subject to reduced dividends on any holdings of Federal Reserve Bank of Richmond common stock; subject to limits on interchange fees pursuant to the Durbin amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act; subject to certain enhanced prudential standards; no longer treated as a "small institution" for FDIC deposit insurance assessment purposes; examined directly by the CFPB with respect to various federal consumer financial laws; and no longer eligible to elect to be subject to the CBLR. Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, and the incurrence of significant expenses, which could have a significant adverse effect on the continuing corporation's financial condition or results of operations.

The continuing corporation may be unable to retain Company and/or LNKB personnel successfully after the LNKB Merger is completed.

The success of the LNKB Merger will depend, in part, on our ability to retain the talents and dedication of key employees currently employed by the Company and LNKB. It is possible that these employees may decide not to remain with the Company or LNKB, as applicable, while the LNKB Merger is pending or with the continuing corporation after the LNKB Merger is consummated. If the Company and LNKB are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, the Company and LNKB could face disruptions in their operations, loss of existing customers, loss of key information, expertise, or know-how, and unanticipated additional recruitment costs. In addition, following the LNKB Merger, if key employees terminate their employment, the continuing corporation's business activities may be adversely affected, and management's attention may be diverted from successfully hiring suitable replacements, all of which may cause the continuing corporation's business to suffer. The Company and LNKB also may not be able to locate or retain suitable replacements for any key employees who leave either company.

Regulatory approvals for the Holding Company Merger and the Bank Merger may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the continuing corporation following the LNKB Merger.

Before the LNKB Merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and other considerations. These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party's regulatory standing, considerations related to the continuing corporation exceeding $10 billion in total assets, or any other factors considered by regulators when granting such approvals; governmental, political, or community group inquiries, investigations, or opposition; or changes in legislation or the political environment, generally.

Even if the approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the continuing corporation's business or require changes to the terms of the transactions contemplated by the Merger Agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations, or restrictions or that such conditions, limitations, obligations, or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Merger Agreement, imposing additional material costs on or materially limiting the revenues of the continuing corporation following the LNKB Merger, or otherwise reduce the anticipated benefits of the LNKB Merger. In addition, there can be no assurance that any such conditions, limitations, obligations, or restrictions will not result in the delay or abandonment of the LNKB Merger. Additionally, the completion of the LNKB Merger is conditioned on the absence of certain orders, injunctions, or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of the LNKB Merger.

Despite the parties' commitments to using their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the Merger Agreement, neither party is required, under the terms of the Merger Agreement, to take any action, commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the continuing corporation and its subsidiaries, taken as a whole, after giving effect to the Holding Company Merger and the Bank Merger (measured on a scale relative to LNKB and its subsidiaries, taken as a whole).

The Merger Agreement may be terminated in accordance with its terms and the LNKB Merger may not be completed. Such failure to complete the LNKB Merger could negatively impact the Company or LNKB.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the LNKB Merger. Those conditions include: (i) approval by the Company's and LNKB's respective shareholders of the Merger Agreement and the transactions contemplated thereby; (ii) authorization for listing on Nasdaq of the shares of Company Common Stock that will be issuable pursuant to the Merger Agreement, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals; (iv) effectiveness of the registration statement on Form S-4; and (v) the absence of any order, injunction, decree, or other legal restraint preventing the completion of the Holding Company Merger or the Bank Merger or making the completion of the Holding Company Merger or the Bank Merger illegal. Each party's obligation to complete the LNKB Merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations, and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) the receipt by each party of an opinion from its counsel to the effect that the LNKB Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the LNKB Merger may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after the receipt of the requisite shareholder approvals, or the Company or LNKB may elect to terminate the Merger Agreement in certain other circumstances.

If the LNKB Merger is not completed for any reason, including as a result of the Company's or LNKB's shareholders failing to approve the Merger Agreement and the transactions contemplated thereby, there may be various adverse consequences and the Company and/or LNKB may experience negative reactions from the financial markets and from their respective customers and employees. For example, the Company's or LNKB's businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the LNKB Merger, without realizing any of the anticipated benefits of completing the LNKB Merger. Additionally, if the Merger Agreement is terminated, the market price of the Company's Common Stock or LNKB's common stock could decline to the extent that current market prices reflect a market assumption that the LNKB Merger will be beneficial and will be completed. The Company and/or LNKB could also be subject to litigation related to any failure to complete the LNKB Merger or to proceedings commenced against the Company or LNKB to perform their respective obligations under the Merger Agreement. If the Merger Agreement is terminated under certain circumstances, either the Company or LNKB may be required to pay a termination fee of $14.2 million to the other party.

Additionally, each of the Company and LNKB has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, as well as the costs and expenses of preparing, filing, printing and mailing the joint proxy statement/prospectus, and all filing and other fees paid in connection with the LNKB Merger. If the LNKB Merger is not completed, the Company and LNKB would have to pay these expenses without realizing the expected benefits of the LNKB Merger.

In connection with the LNKB Merger, we will assume LNKB's outstanding debt obligations, and our level of indebtedness following the completion of the LNKB Merger could adversely affect our ability to raise additional capital and to meet our obligations under our existing indebtedness.

In connection with the LNKB Merger, we will assume LNKB's outstanding indebtedness. Our existing debt, together with the assumption of LNKB's outstanding indebtedness and any future incurrence of additional indebtedness, could have important consequences for the continuing corporation's creditors and the continuing corporation's shareholders. For example, it could:

- limit the continuing corporation's ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes;

- restrict the continuing corporation from making strategic acquisitions or cause the continuing corporation to make non-strategic divestitures;

- restrict the continuing corporation from paying dividends to its shareholders;

- increase the continuing corporation's vulnerability to general economic and industry conditions; and

- require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the continuing corporation's indebtedness, thereby reducing the continuing corporation's ability to use cash flows to fund its operations, capital expenditures, and future business opportunities.

The Company and LNKB will be subject to business uncertainties and contractual restrictions while the LNKB Merger is pending.

Uncertainty about the effect of the LNKB Merger on employees and customers may have an adverse effect on the Company and LNKB. These uncertainties may impair the Company's or LNKB's ability to attract, retain, and motivate key personnel until the LNKB Merger is completed, and could cause customers and others that deal with the Company or LNKB to seek to change existing business relationships with the Company or LNKB. In addition, subject to certain exceptions, the Company and LNKB have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement on a timely basis without the consent of the other party. These restrictions may prevent the Company and/or LNKB from pursuing attractive business opportunities that may arise prior to the completion of the LNKB Merger.

Our shareholders and LNKB shareholders will have reduced ownership and voting interest in the continuing corporation after the consummation of the LNKB Merger and will exercise less influence over management.

Our shareholders and LNKB shareholders currently have the right to vote in the election of the board of directors and on other matters affecting Burke & Herbert and LNKB, respectively. When the LNKB Merger is completed, each Burke & Herbert shareholder and each LNKB shareholder will become a holder of common stock of the continuing corporation, with a percentage ownership of the continuing corporation that is smaller than the holder's percentage ownership of either the Company or LNKB individually, as applicable, prior to the consummation of the LNKB Merger. Based on the number of shares of the Company's Common Stock and LNKB's common stock outstanding as of the close of business on the respective record dates for each company's special meeting of shareholders, and based on the number of shares of the Company's Common Stock expected to be issued in the LNKB Merger, the former LNKB shareholders, as a group, are estimated to own approximately 25% of the fully diluted shares of the continuing corporation immediately after the LNKB Merger and current shareholders of the Company as a group are estimated to own approximately 75% of the fully diluted shares of the continuing corporation immediately after the LNKB Merger. Additionally, two LNKB continuing director will join the board of directors of the continuing corporation as of the effective time, and the board of directors of the continuing corporation will be expanded to 17 directors. Because of this, LNKB shareholders may have less influence on the management and policies of the continuing corporation than they now have on the management and policies of LNKB, and our shareholders may have less influence on the management and policies of the continuing corporation than they now have on the management and policies of the Company.

Interest rate volatility may adversely impact the fair value adjustments of investments and loans acquired in the LNKB Merger.

Upon the closing of the LNKB Merger, the continuing corporation will need to adjust the fair value of LNKB's investment and loan portfolios. Volatility in the interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the continuing corporation's capital ratios, which may result in the continuing corporation taking steps to strengthen its capital position.

The dilution caused by the issuance of shares of the Company's Common Stock in connection with the LNKB Merger may adversely affect the market price of the Company's Common Stock.

The dilution caused by the issuance of the new shares of the Company's Common Stock to LNKB shareholders in connection with the payment of the LNKB Merger consideration may result in fluctuations in the market price of the Company's Common Stock, including a stock price decrease.

Issuance of shares of the Company's Common Stock in connection with the LNKB Merger may adversely affect the market price of the Company's Common Stock.

In connection with the payment of the LNKB Merger consideration, the Company expects to issue approximately 5.1 million shares of the Company's Common Stock to LNKB shareholders. The issuance of these new shares of the Company's Common Stock may result in fluctuations in the market price of the Company's Common Stock, including a stock price decrease.

The market price of the Company's Common Stock after the LNKB Merger may be affected by factors different from those currently affecting the shares of the Company's Common Stock or LNKB common Stock.

At the effective time of the LNKB Merger, LNKB shareholders will become shareholders of the Company. The Company's business differs from that of LNKB and certain adjustments may be made to the Company's business as a result of the LNKB Merger. Accordingly, the results of operations of the continuing corporation and the market price of the Company's Common Stock after the completion of the LNKB Merger may be affected by factors different from those currently affecting the independent results of operations of each of the Company and LNKB.

Shareholder litigation could prevent or delay the completion of the LNKB Merger or otherwise negatively impact the business and operations of the Company and LNKB.

Shareholders of the Company and/or of LNKB may file lawsuits against the Company, LNKB and/or the directors and officers of either company in connection with the LNKB Merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the Holding Company Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting the Company or LNKB defendants from completing the Holding Company Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement, then such injunction may delay or prevent the effectiveness of the LNKB Merger and could result in significant costs to the Company and/or LNKB, including any cost associated with the indemnification of directors and officers of each company. The Company and LNKB may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the LNKB Merger. Such litigation could have an adverse effect on the financial condition and results of operations of the Company and LNKB and could prevent or delay the completion of the LNKB Merger.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The federal bank regulatory agencies have guidelines establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish lines of defense and to ensure that their risk management processes address the risk posed by compromised customer credentials. The federal bank regulatory agencies also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption, and maintenance of the institution's operations after a cyberattack.

The federal bank regulatory agencies require financial institutions to notify their primary federal regulator as soon as possible, and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution's: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States. SEC rules also require disclosure of material cybersecurity incidents. The Bank maintains a documented process to evaluate the materiality of cybersecurity incidents for purposes of SEC and banking-regulator reporting. This process considers potential impacts on financial results, operations, customer harm, legal and regulatory exposure, and investor decision-making, and supports timely reporting obligations under applicable rules. To date, we have not experienced a cybersecurity incident that we believe has, or is reasonably likely to, materially affect our business, operations, strategy, or financial condition. However, we continually assess the potential impact of cybersecurity threats, ensuring that any incident is evaluated for materiality in relation to our business strategy, operational results, and financial condition.

Cybersecurity risk is a key factor in assessing the Company's overall operational and regulatory risk and is a component of our overall information security protocols. The Company maintains a formal, Board-approved Cybersecurity and Information Security Program aligned with the Federal Financial Institution Examination Council Information Security Handbook, the National Institute of Standards and Technology Cybersecurity Framework, and the GLB Act Safeguards Rule. This program is designed to identify risks to sensitive information, protect that information, detect threats and events, and maintain a robust response and recovery capability to ensure resilience against cybersecurity incidents. Our processes for assessing, identifying, and managing material cybersecurity risks include: enterprise-wide risk assessments and control testing; 24/7 monitoring of critical infrastructure; active threat hunting; endpoint Extended Detection and Response (XDR); continuous security monitoring and alerting; vulnerability scanning, remediation, and penetration testing; identity and access management with multi-factor authentication; data-loss prevention and information classification; oversight of third-party and vendor information security practices; and a documented Incident Response Plan governing detection, containment, investigation, recovery, and post-incident review. These processes apply across our on-premises and cloud environments, critical business functions, customer data, and third-party service providers. To support these activities, the Bank engages established third-party information security consultants to assist in monitoring, threat detection, and program development, and collaborates closely with internal information technology and audit teams. All employees receive security training at onboarding, annual refresher training, and regular phishing simulations to strengthen awareness and reduce human-related risk. The Bank's cybersecurity program is led by the Chief Information Security Officer, who has served in this capacity for 10 years and possesses an additional 18 years of experience in information security program management, global cybersecurity operations, and incident response. His expertise includes the strategic design, implementation, and management of security programs tailored to mitigate emerging risks and is supported by a Certified Information Systems Security Professional (CISSP) credential and multiple technology certifications.

Information security protocols are a part of the Company's Information Security Policy that is reviewed and approved annually by the Company's Board. The ongoing oversight of cybersecurity risk is accomplished primarily through the Information Technology Steering Committee, comprised of management, the Regulatory Risk Committee, Technology Committee and the Enterprise Risk Management Committee, each comprised of management and members of the Board. Through these committees the Company keeps abreast of significant matters of actual, threatened, or potential breaches of cybersecurity protocols, monitors the effectiveness of the information security program through regular review of key metrics and assessment reports, discusses topical events requiring consideration, and if necessary, recommends changes to the Information Security Policy for approval by the Company's Board, which retains the ultimate responsibility for overseeing our enterprise risk management, including cybersecurity. In addition to regular reports from these committees, the Board receives regular reports from management on material cybersecurity risks and the Company's efforts to combat threats to its digital infrastructure. The Company also maintains specific cyber insurance through its corporate insurance program, the adequacy of which is subject to review and oversight by the Company's Board. However, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. With the increase in cyber-threat vectors and enhanced focus on cybersecurity, the Company and the Bank continue to monitor legislative, regulatory, and supervisory developments related thereto.

Item 2. Properties

The Company is headquartered in Alexandria, Virginia, and conducts business through its headquarters, corporate center, operational offices, full-service bank branches, and loan production offices. The Company owns its principal executive office at 100 S. Fairfax Street, Alexandria, VA, and its corporate center located at 5680 King Centre Drive in Alexandria, Virginia. We also maintain executive offices and a key operations center in Moorefield, West Virginia to support bank-wide operations across our market footprint.

At December 31, 2025, the Company operated 77 branches in five states as follows:

	Number of Branch Offices		
Office Locations by State	**Owned**	**Leased**	**Total**
Virginia	23	13	36
West Virginia	25	4	29
Maryland	5	5	10
Delaware	—	1	1
Kentucky	—	1	1
Total	53	24	77

We believe that our current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location.

Item 3. Legal Proceedings

Legal Proceedings

In the ordinary course of our operations, and from time to time, the Company and its subsidiary are parties to various claims and lawsuits. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management's knowledge, threatened against us. Although the ultimate outcome of legal proceedings cannot be ascertained at this time, it is the opinion of management that the liabilities (if any) resulting from such legal proceedings will not have a material adverse effect on the Company's business, including its consolidated financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders of Record

The Common Stock of the Company is listed on the Nasdaq Capital Market under the symbol "BHRB". As of February 24, 2026, the Company had 15,038,857 shares of Common Stock outstanding and there were 1,224 holders of record of our common stock.

Dividends

There are no restrictions in the Company's corporate articles on its ability to pay dividends. The Company has historically paid quarterly cash dividends to its shareholders and expects to pay comparable dividends in the future. On January 22, 2026, the Company announced a cash dividend of $0.55 per share on the Company's outstanding Common Stock, payable on March 2, 2026, to shareholders of record as of February 13, 2026.

Holders of our Common Stock are only entitled to receive dividends when, as, and if declared by the Board out of funds legally available for dividends. As the Company is a financial holding company and does not engage directly in business activities of a material nature, its ability to pay dividends depends, in large part, upon the receipt of dividends from the Bank. Any future determination relating to our dividend policy will be made by the Board and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our Common Stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by the Company to its shareholders or by the Bank, and such other factors as the Board may deem relevant.

Purchases of Equity Securities by the Issuer

In April, 2025, our Board of Directors authorized a share repurchase program pursuant to which Burke & Herbert may purchase up to $50.0 million of the Company's common stock. The repurchases can be made in the open market, in privately negotiated transactions, or in structured share repurchase programs, and can be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate Burke & Herbert to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

The following table provides information about the Company's purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act for the periods indicated:

Period	Total number of shares purchased	Average price paid per share (1) (2)	Total number of shares purchased as part of publicly announced plans or programs (2)	Approximate dollar value of shares that may yet be purchased under the plans or programs (3)
October 1 - 31, 2025	—	—	—	50,000
November 1 - 30, 2025	—	—	—	50,000
December 1 - 31, 2025	—	—	—	50,000

(1) There were no shares purchased during the period that were transferred to the Company from employees in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock units during the period.

(2) No shares were purchased by the Company under any share repurchase program during the quarter ended December 31, 2025.

(3) The Company's share repurchase program was authorized on April 25, 2025.

During the years ended December 31, 2024 and December 31, 2023, we had no active share repurchase programs.

Restricted Stock Unit Share Withholding

We also withhold common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of restricted stock unit awards under our equity incentive program. During the year ended December 31, 2025, we withheld approximately 11,746 shares at a total cost of $684,592 through net share settlements. Refer to Note 23 of the Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for further discussion regarding our equity incentive plan.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of the Company's Common Stock assuming reinvestment of dividends, with that of the Nasdaq Composite Total Return Index and the Keefe, Bruyette & Woods Regional Banking Total Return Index for the five-year period, ending December 31, 2025.

The cumulative total shareholder return assumes a $100 investment, on December 30, 2020, in the common stock of the Company, and each index and the cumulative return is measured as of each subsequent fiscal year-end. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the graph.



Burke & Herbert Total Return Performance



Legend:
- Burke & Herbert Financial Services Corp.
- Nasdaq Composite Total Return Index
- Keefe, Bruyette & Woods Regional Banking Total Return Index

	For the Year Ended					
	12/30/2020	12/31/2021	12/31/2022	12/31/2023	12/30/2024	12/31/2025
Burke & Herbert Financial Services Corp.	100.00	133.86	177.23	163.00	167.14	172.91
Nasdaq Composite Total Return Index	100.00	122.18	82.42	119.21	154.46	187.11
Keefe, Bruyette & Woods Regional Banking Total Return Index	100.00	136.64	127.17	126.66	143.38	152.70

The Stock Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements and notes thereto presented in Item 8. Financial Statements and Supplementary Data. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods. We are a financial holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank.

We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties, see Disclosure Regarding Forward-Looking Statements. Actual results may differ materially from those contained in these forward-looking statements.

Overview

Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company became a bank holding company when it commenced operations on October 1, 2022, following a reorganization transaction in which it acquired control of the Bank under the BHCA. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. The Company has no material operations other than owning the Bank. In September 2023, the Company elected to become a financial holding company under the BHCA. As a financial holding company of a Virginia state bank, the Company is subject to regulation, supervision, and examination by the Federal Reserve and the Virginia BFI. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank became a member of the Federal Reserve System on December 31, 2024. The Bank is subject to regulation, supervision, and examination by the Federal Reserve (through the Federal Reserve Bank of Richmond) and the Virginia BFI.

The Bank's primary market area includes northern Virginia and West Virginia, and it has over 77 branches and commercial loan offices across Delaware, Kentucky, Maryland, Virginia, and West Virginia. The Company's branch locations accept business and consumer deposits from a diverse customer base. The Company's deposit products include checking, savings, and term certificate accounts. The Company's loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.

The Bank derives a significant portion of its income from interest received on loans and investments. The Bank's primary source of funding is deposits, both interest-bearing and non-interest-bearing. In order to maximize the Bank's net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an allowance for credit loss ("ACL") to absorb expected credit losses on existing loans that may become uncollectible. The Bank establishes and maintains this ACL by charging a provision for credit losses against operating earnings. In order to maintain its operations and branch locations, the Bank incurs various operating expenses, which are further described within the "Results of Operations" later in this section.

As of December 31, 2025, we had total consolidated assets of $7.9 billion, gross loans of $5.4 billion, total deposits of $6.4 billion, and total shareholders' equity of $854.6 million. As of December 31, 2025, we had 832 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement.

Merger with Summit Financial Group, Inc.

On May 3, 2024, the Company completed its merger with Summit, pursuant to the Agreement and Plan of Reorganization and accompanying Plan of Merger dated August 24, 2023 between the Company and Summit.

Pending Merger with LINKBANCORP, Inc.

On December 18, 2025, the Company and LNKB entered into the Merger Agreement, which provides that, upon the terms and subject to the conditions set forth therein, LNKB will merge with and into the Company, with the Company as the surviving corporation. The LNKB Merger Agreement further provides that immediately following the Holding Company Merger, LINKBANK will merge with and into the Bank, with the Bank as the surviving bank.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Holding Company Merger, each share of common stock, par value $0.01 per share, of LNKB outstanding immediately prior to the Effective Time will be converted into the right to receive 0.1350 shares of the Company's common stock. Holders of LNKB common stock will receive cash in lieu of fractional shares.

Completion of the LNKB Merger is subject to customary conditions, including receipt of the requisite approvals of the Company's and LNKB's shareholders, receipt of all required regulatory approvals.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions, and judgments based on available information. These estimates, assumptions, and judgments affect the amounts reported in the financial statements and accompanying notes and are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions, and judgments inherent in those policies, are critical in understanding our financial statements.

Our most significant accounting policies are presented in the notes to the accompanying consolidated financial statements. These policies, along with the other disclosures presented in the financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, we have identified business combination and goodwill, the determination of the allowance for credit losses, and income taxes to be the accounting areas that require the most subjective or complex judgments, and as such, could be most subject to revision as new information becomes available.

Business Combination and Goodwill

For acquisitions, we are required to record the assets acquired, including identified intangible assets such as core deposit intangibles, and the liabilities assumed at their respective fair values. The difference between consideration and the net fair value of assets acquired is recorded as goodwill. Management uses significant estimates and assumptions to value such items, including projected cash flows, repayment rates, default rates and losses assuming default, discount rates, and realizable collateral values. The allowance for credit losses for purchased credit deteriorated ("PCD") loans is recognized within acquisition accounting. The allowance for credit losses for non-PCD assets is recognized as provision for credit losses in the same reporting period as the acquisition. Fair value adjustments are amortized or accreted into the income statement over the estimated life of the acquired assets or assumed liabilities. The purchase date valuations and any subsequent adjustments determine the amount of goodwill recognized in connection with the acquisition. The use of different assumptions could produce significantly different valuation results, which could have material positive or negative effects on our results of operations. The carrying value of goodwill recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill.

The determination of fair values is based on valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. In addition, we engage third party specialists to assist in the development of fair values. Preliminary estimates of fair values may be adjusted for a period of time subsequent to the acquisition date if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Adjustments recorded during this period are recognized in the current reporting period. Management uses various valuation methodologies to estimate the fair value of these assets and liabilities, and often involves a significant degree of judgment, particularly when liquid markets do not exist for the particular item being valued. Examples of such items include loans, deposits, identifiable intangible assets, and certain other assets and liabilities.

Changes in these factors, as well as downturns in economic or business conditions, could have a significant adverse impact on the carrying value of assets, including goodwill and liabilities, which could result in impairment losses affecting our financial statements as a whole and our banking subsidiary in which the goodwill resides.

Allowance for Credit Losses

The allowance for credit losses represents our estimate of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and projections including reasonable and supportable, reversion, and post-reversion forecasts. It is a valuation account that is deducted from the financial assets' amortized cost basis to present the net amount expected to be collected on the financial asset. Financial assets are charged-off against the allowance when management believes the uncollectibility of a financial asset is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company's loan portfolio is the largest financial asset that is in scope of this critical accounting estimate. Determining the amount of the allowance for credit losses is considered a critical accounting estimate, because it is based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts, and prepayment experience as related to credit contractual terms. Management estimates the allowance balance using relevant available information from internal and external sources. Historical credit loss experience provides the basis for the estimation of expected credit losses; adjustments to historical loss information are made for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, and delinquency levels, as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or other relevant factors. The model methodology used for funded credits, along with taking into consideration the probability of drawdowns or funding on unfunded commitments and whether such commitments are irrevocable or not by the Company, is how the Company determines the allowance for credit losses for unfunded commitments. These evaluations are conducted at least quarterly and more frequently, if deemed necessary.

The Company is using an internally developed model that produces an estimate of the allowance for credit losses as the lifetime expected credit losses of the loan portfolio. This model uses a remaining useful life or weighted average remaining maturity ("WARM") method within defined-contractual terms by federal call codes. The model forecasts net charge-off rates by call codes using ordinary least squares ("OLS") regression models that use macroeconomic variables to forecast the Company's and peer banks' net charge-off rates. These models are used to produce reasonable and supportable forecasts of net charge-off rates. The macroeconomic variables utilized by the Company include variables that meet defined criteria in forecasting credit losses for our loan portfolio. These variables include, but are not limited to, unemployment rates, housing and commercial real estate prices, gross domestic product levels, equity market conditions or interest rates, as well as other variables that are portfolio-specific, such as those pertaining to commercial real estate or to residential loan portfolios. The Company sources the macroeconomic variables and the macroeconomic variable forecasts that it uses in its ACL model from the Standard & Poor's Global Market Intelligence and from CoStar Group.

The Company currently has set an initial reasonable and supportable forecast period of two years with a subsequent straight-line loss-rate reversion for the following four quarters before then utilizing historical average loss rates in remaining periods of the modeled contractual terms. Based on management's analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond information used to calculate reasonable and supportable forecast and the subsequent reversion to historical loss information on collectively evaluated loans. As the reasonable and supportable forecast and reversion period forecast reflects the use of the macroeconomic variable loss drivers, management may consider that an additional or reduced reserve is warranted through qualitative risk factors based on current and expected conditions, including those that utilize supplemental information relative to the macroeconomic variable loss drivers. Qualitative adjustments considered by management include the following: (i) management's assessment of macroeconomic forecasts used in the model and how those forecasts align with management's overall evaluation of current expected credit conditions; (ii) organization specific risks such as credit concentrations, collateral specific risks, nature and size of the portfolio, and external factors that may ultimately impact credit quality; and (iii) underwriting and delinquency trends. The qualitative factors applied at December 31, 2025, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of ACL calculated by the model. Management reviews supplemental data sources including historical net charge-off rates and data measuring other specific credit outcomes from its systems of record in supporting qualitative factors. However, qualitative factor evaluations are inherently imprecise and require significant management judgment.

See Note 1 — Nature of Business Activities and Significant Accounting Policies for more discussion of the qualitative factors along with information on the allowance for credit losses for the off-balance sheet credit exposures.

Income Taxes

The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated taxes due. The calculation of each component of the Company's income tax provision is complex and requires the use of estimates and judgments in its determination. As part of the Company's evaluation and implementation of business strategies, consideration is given to the regulations and tax laws that apply to the specific facts and circumstances for any tax position under evaluation. Management closely monitors tax developments on both the federal and state level in order to evaluate the effect they may have on the Company's overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expenses. In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company must consider all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and the results of recent operations. A valuation allowance is recognized for a deferred tax asset if, based on the available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. See Note 8 — Income Taxes, in Notes to the Consolidated Financial Statements of the Company for additional information.

On July 4, 2025, the President signed H.R. 1, the "One Big Beautiful Bill Act," into law. The legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in 2025, including, reinstatement of 100% bonus depreciation, and more favorable rules for determining the limitation on business interest expense. The Company is currently evaluating the impact on future periods.

Non-GAAP Financial Measures

We prepare our financial statements in accordance with U.S. GAAP and also present certain non-GAAP financial measures that exclude certain items or otherwise include components that differ from the most directly comparable measures calculated in accordance with U.S. GAAP. Non-GAAP measures are provided as additional useful information to assess our financial condition and results of operations (including period-to-period operating performance). These non-GAAP measures are not intended as a substitute for GAAP financial measures and may not be defined or calculated the same way as non-GAAP measures with similar names used by other companies. For more information, including the reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see the respective sections where the measures are presented.

Commercial Real Estate Sector Concentration

In recent years, commercial real estate ("CRE") markets have been impacted by economic disruptions, including those resulting from the effects of increases in remote work in urban centers and changes in the characteristics of certain urban centers. CRE loans are generally viewed as having a greater risk of default than other types of loans and depend on cash flows from the owner's business or the property's tenants to service the debt. The borrower's cash flows may be affected significantly by general economic conditions. Adverse conditions in the real estate market or the general business climate and economy or in occupancy rates where the property is located could increase the likelihood of default. In particular, CRE office borrowers in central business districts have been impacted by decreased property valuations, oversupply due to remote work trends, and rising interest rates which has increased default rates and impeded their ability to secure new financing. CRE loans generally have large loan balances, and therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of our non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The Bank continues to monitor its commercial real estate portfolio by reviewing various credit risk and concentration reports. The Bank's exposure to commercial real estate at December 31, 2025, was $2.8 billion or 51.4% of its gross loan portfolio, not including owner-occupied commercial real estate and acquisition, construction & development. Commercial real estate as a percentage of total assets at December 31, 2025, was 35.0%, not including owner-occupied commercial real estate and acquisition, construction & development. Including owner-occupied commercial real estate and acquisition, construction & development, total exposure was $3.7 billion or 69.6% of our total gross loans and 47.4% of total assets at December 31, 2025.

Loan balances by portfolio segment amortized cost (in thousands) and by percentage of our total gross loan portfolio at December 31, 2025, were as follows:

	December 31, 2025	
	Amortized Cost	Percentage
Commercial real estate	$ 2,769,287	51.4 %
Owner-occupied commercial real estate	593,120	11.0
Acquisition, construction & development	386,870	7.2
Commercial & industrial	461,921	8.6
Single family residential (1-4 units)	1,127,684	20.9
Consumer non-real estate and other	48,794	0.9
Total gross loans	$ 5,387,676	100.0 %

Monitoring of the CRE concentration is performed at both the loan level and at the portfolio level. The Credit Risk Management team provides management and the Board with periodic reports on the credit portfolio, which include the CRE portfolio (including owner-occupied CRE and acquisition, construction & development loans). These reports provide an assessment of asset quality and risk rating migration and monitor concentrations against the board approved concentration limits (including sub-limits). The tables below present the Company's commercial real estate, owner-occupied commercial real estate, and acquisition, construction & development portfolios by collateral type and geographic location as of December 31, 2025 (in thousands).

Commercial Real Estate by Collateral Type and Geographic Location							
	VA	WV	MD	DC	Other	Total	Percentage
Retail Real Estate	$ 299,405	$ 64,954	$ 130,347	$ 38,921	$ 94,260	$ 627,887	22.7 %
Multi-Family	184,227	100,037	29,328	77,474	37,131	428,197	15.5
Office Buildings/ Condos	235,867	34,312	134,897	66,869	56,505	528,450	19.1
Hotels/Motels	99,678	43,638	85,585	37,155	86,110	352,166	12.7
Industrial/Warehouse	251,219	10,793	34,770	—	—	296,782	10.7
Self-Storage	65,736	23,673	1,413	—	33,635	124,457	4.5
Nursing-Assisted Living	42,052	26,250	6,253	—	37,097	111,652	4.0
Restaurants	14,965	2,276	10,121	5,179	3,927	36,468	1.3
Gas Stations	7,809	1,416	1,957	14,370	2,297	27,849	1.0
Other	148,464	6,413	12,404	46,414	21,684	235,379	8.5
Total	$ 1,349,422	$ 313,762	$ 447,075	$ 286,382	$ 372,646	$ 2,769,287	100.0 %

Owner-Occupied Commercial Real Estate by Collateral Type and Geographic Location							
	VA	**WV**	**MD**	**DC**	**Other**	**Total**	**Percentage**
Office Buildings/ Condos	$ 60,292	$ 30,499	$ 17,091	$ 719	$ 8,021	$ 116,622	19.7 %
Retail	41,007	36,738	12,227	—	15,221	105,193	17.7
Industrial/Warehouse	41,397	13,233	1,248	—	14,698	70,576	11.9
Gas Stations	27,744	9,683	4,869	—	19,563	61,859	10.4
Restaurants	7,325	8,022	3,970	—	10,241	29,558	5.0
Churches/Religious Organizations	17,364	7,613	960	226	2,613	28,776	4.9
Coal, oil, gas, and natural resource extraction	561	7,151	—	—	—	7,712	1.3
Private School	14,225	—	—	—	—	14,225	2.4
Other	92,694	19,727	28,854	322	17,002	158,599	26.7
Total	$ 302,609	$ 132,666	$ 69,219	$ 1,267	$ 87,359	$ 593,120	100.0 %

Acquisition, Construction & Development by Collateral Type and Geographic Location							
	VA	**WV**	**MD**	**DC**	**Other**	**Total**	**Percentage**
Multi-Family	$ 57,974	$ 463	$ 41,803	$ 28,042	$ 33,076	$ 161,358	41.7 %
Land	94,746	20,323	9,656	—	5,900	130,625	33.8
Office Buildings/ Condos	3,275	—	905	—	5,161	9,341	2.4
Self-Storage	5,423	542	23,548	—	13,150	42,663	11.0
Retail Real Estate	1,492	—	—	—	472	1,964	0.5
Residential For-Sale	1,359	1,389	—	—	—	2,748	0.7
Other	16,470	14,418	4,207	—	3,076	38,171	9.9
Total	$ 180,739	$ 37,135	$ 80,119	$ 28,042	$ 60,835	$ 386,870	100.0 %

CRE loans are monitored through various processes that include payment monitoring, financial reporting, and covenant compliance monitoring, and annual reviews for larger relationships. Furthermore, construction loans are monitored throughout the life of the project and the construction loan administration function is centralized within the Credit Risk Management team. Monitoring the market conditions is also an important component of prudent CRE risk management. Quarterly construction progress reviews are also completed on all acquisition, construction & development loans. For each loan, management reviews the adequacy of the construction budget, adequacy of the interest reserve, pace of construction, and review of any loan covenants.

The Bank believes its underwriting and monitoring standards for commercial real estate loans are sufficient to evaluate its loan portfolio and keep it from incurring significant losses. The majority of the Company's commercial real estate loans are in Virginia (approximately 48.9%), and it does not have significant exposure to any economic areas of the country that are underperforming the national economy. Additionally, the Bank's overall exposure to the "Office Building/Condo" collateral type is 17.5% of total commercial real estate loans, including owner-occupied commercial real estate and acquisition, construction & development. The Bank believes that the combined loan portfolio is well-diversified, generally seasoned, manageable, and will outperform the industry in terms of performance through the economic cycle; however, our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans. For further discussion see Item 1A, under the caption "Risk Factors".

Liquidity Management

Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

The Company assesses the need for liquidity in a variety of scenarios. Those scenarios may include projected growth, credit deterioration, deposit decay, interest rate changes, and a variety of other economic scenarios that can impact the liquidity position of the Company. These analyses are performed on a quarterly basis in conjunction with the Company's Asset/Liability meetings, and findings are reported to the Asset and Liability Management Committee (the "ALCO") and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions.

Findings, as a result of the Company's prudent liquidity modeling, may result in the change of certain products offered to customers or adjust the way the Company manages its balance sheet. Such changes could include adjusting interest rates offered on certain deposit products, changes to interest rates charged in lending activities, or the suspension of certain products and activities altogether. Times of significant economic stress may cause the mix of funding to shift and increase the likelihood of changes to certain products in order to manage the Company's overall liquidity and capital position.

The asset portion of the balance sheet provides liquidity primarily through unencumbered securities available-for-sale, loan principal and interest payments, maturities and prepayments of investment securities, and, to a lesser extent, sales of investment securities available-for-sale. Other short-term investments available to the Company that could act as potential sources of liquidity are federal funds sold, securities purchased under agreements to resell, and maturing interest-bearing deposits with other banks.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts and through FHLB and other borrowings. Brokered deposits, federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are additional sources of liquidity and basically represent the Company's incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.

In addition to the Company's financial performance and condition, liquidity may be impacted by the Company's structure as a financial holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its shareholders, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank's total capital in relation to its assets, deposits, and other such items. Any future dividends must be set forth in the Company's capital plans before any dividends can be paid.

Management believes that the current sources of liquidity are adequate to meet the Company's requirements and plans for continued growth. See Note 7 — Borrowed Funds and Note 14 — Commitments and Contingencies, in Notes to Consolidated Financial Statements for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.

Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

Applicable capital rules under the Basel III Framework require the Company and the Bank to maintain minimum Common Equity Tier 1 ("CET 1"), Tier 1, and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and counter-cyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Basel III Framework also provide for a "counter-cyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank.

Under capital adequacy guidelines and the regulatory framework for "prompt corrective action," the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Additionally, federal banking laws require regulatory authorities to take "prompt corrective action" with respect to depository institutions that do not satisfy minimum capital requirements. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," as such terms are defined under federal banking agency regulations. Depository institutions that do not meet minimum capital requirements will face constraints on payment of dividends, equity repurchases, and compensation based on the amount of shortfall. A depository institution that is not "well capitalized" is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, may be subject to asset growth limitations, and may be required to submit capital restoration plans.

As of December 31, 2025, and December 31, 2024, the Bank complied with all regulatory capital standards and qualifies as "well capitalized". Note 12 — Regulatory Capital Matters in Notes to the Consolidated Financial Statements contains additional discussion and analysis regarding the Company and the Bank's regulatory capital requirements.

Effects of Inflation

The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher-than-normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.

Management believes the most significant potential impact of inflation on financial results is a direct result of the Company's ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities over an economic cycle in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company's interest rate positioning.

Key Factors Affecting Financial Performance

We face a variety of risks that may impact various aspects of our financial performance from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment, and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Report.

Our success will depend upon, among other things, the following factors that we manage or control:

- Effectively managing capital and liquidity, including:

  ◦ Continuing to maintain and, over time, grow our deposit base as a low-cost stable funding source,

  ◦ Prudent liquidity and capital management to meet evolving regulatory capital, capital planning, stress testing, and liquidity standards, and

- ◦ Actions we take within the capital and other financial markets,

- • Our ability to manage any material costs related to the execution of our strategic priorities, including increased employees, infrastructure, compliance, and other costs in a profitable manner over the long term,

- • Management of credit risk and interest rate risk in our portfolio,

- • Our ability to continue to attract customers and compete with other banks and financial services providers in our markets,

- • Our ability to manage and implement strategic business objectives within the changing regulatory environment,

- • The impact of legal and regulatory-related contingencies,

- • The appropriateness of critical accounting estimates and related contingencies,

- • Our ability to manage operational risks related to new products and services, changes in processes and procedures, or the implementation of new technology, and

- • The ability to make investments to promote compliance with existing and evolving regulatory requirements that will increase as the Company grows and will result in increased administrative expenses that we did not previously incur, which costs may materially increase our general and administrative expenses.

Our financial performance is also substantially affected by a number of external factors outside of our control, including the following:

- • Economic conditions, and volatility in markets, including the effects of pandemics, wars, political conflicts, political instability, hostility and uncertainty both in the U.S. and abroad, government spending policies, trade policies, including tariffs and tariff counter-measures, and other barriers to trade (including the threat of such actions), the availability of labor, supply chain volatility, and any actions taken to mitigate and manage such impacts;

- • The actions or inactions (including assumptions about potential actions or inactions) by the Federal Reserve, U.S. Treasury, and other government agencies, including those that impact money supply and market interest rates and inflation;

- • The level of, and direction, timing, and magnitude of movement in interest rates and the shape of the interest rate yield curve;

- • The functioning and other performance of and availability of liquidity in U.S. and global financial markets, including capital markets;

- • Changes in the competitive landscape;

- • Impacts of changes in federal, state, and local governmental policy, including on the regulatory landscape, capital markets, employment and unemployment levels in our markets, taxes, infrastructure spending, and social programs;

- • The effect of climate change on our business and performance, including indirectly through impacts on our customers;

- • The impact of market credit spreads on asset valuations,

- • The ability of customers, counterparties, and issuers to perform in accordance with contractual terms and the resulting impact on our asset quality,

- • Loan demand, utilization of credit commitments, and standby letters of credit, and

- The impact on customers and changes in customer behavior due to changing business and economic conditions or regulatory or legislative initiatives.

The impact of these items, where material, is discussed in the applicable sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations. For additional information on the risks we face, see Item 1A. — Risk Factors.

Selected Financial Data

The following table sets forth selected historical consolidated financial information for each of the periods indicated. This information should be read together with *Management's Discussion and Analysis of Financial Condition and Results of Operations*, below, and with the accompanying consolidated financial statements included in this Form 10-K. The historical information indicated as of and for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, has been derived from the Company's audited consolidated financial statements for the years ended December 31, 2025, December 31, 2024, and December 31, 2023. Historical results set forth below and elsewhere in this Form 10-K are not necessarily indicative of future performance.

(In thousands, except ratios, share, and per share data)	As of December 31,		
	2025	2024	2023
Selected Financial Condition Data:			
Total assets	$ 7,920,626	$ 7,812,185	$ 3,617,579
Total cash and cash equivalents	289,127	135,314	44,498
Total investment securities, at fair value	1,615,954	1,432,371	1,248,439
Net loans	5,319,853	5,604,196	2,062,455
Company-owned life insurance	213,200	182,834	94,159
Premises and equipment, net	136,809	132,270	61,128
Total deposits	6,403,941	6,515,239	3,001,881
Short-term borrowings	450,000	365,000	272,000
Total shareholders' equity	854,649	730,157	314,750
Common shareholders' equity	844,236	719,744	314,750

	As of or for the Year Ended December 31,		
Selected Operating Data:	2025	2024	2023
Interest income	$ 444,993	$ 367,063	$ 147,539
Interest expense	149,081	140,376	53,137
Net interest income	295,912	226,687	94,402
Provision for credit losses	1,523	24,220	214
Total non-interest income	46,110	35,264	17,309
Total non-interest expense	195,561	197,833	86,436
Income before income taxes	144,938	39,898	25,061
Income tax expense	27,632	4,190	2,369
Preferred stock dividends	900	675	—
Net income applicable to common shares	116,406	35,033	22,692

Per Share Data:			
Average shares of common stock outstanding, basic	15,006,614	12,393,677	7,428,042
Average shares of common stock outstanding, diluted	15,073,859	12,441,831	7,506,855
Total shares of common stock outstanding	15,028,524	14,969,104	7,428,710
Basic net income per common share	$ 7.76	$ 2.83	$ 3.05
Diluted net income per common share	7.72	2.82	3.02
Dividends declared per common share	2.20	2.14	2.12
Common stock dividend payout ratio [1]	28.50 %	75.89 %	70.20 %
Book value per common share (at period end)	$ 56.18	$ 48.08	$ 42.37

	As of or for the Year Ended December 31,		
	2025	**2024**	**2023**
Performance Ratios:			
Return on average assets	1.48 %	0.45%	0.63%
Return on average equity [2]	14.76	5.97	8.00
Interest rate spread [3]	3.54	2.54	2.24
Net interest margin [4]	4.14	3.10	2.87
Efficiency ratio [5]	57.18	75.52	77.37
Capital Ratios:			
Common equity tier 1 (CET 1) capital to risk-weighted assets	13.45 %	11.53%	16.85%
Total risk-based capital to risk-weighted assets	16.17	14.57	17.88
Tier 1 capital to risk-weighted assets	13.89	11.96	16.85
Tier 1 capital to average assets (leverage ratio)	10.92	9.80	11.31
Asset Quality Ratios:			
Allowance coverage ratio	1.26 %	1.20%	1.21%
Allowance for credit losses as a percentage of non-performing loans	91.36	177.34	675.77
Net charge-offs to average outstanding loans during the period	0.05	0.03	—
Non-performing loans as a percentage of total loans	1.38	0.68	0.18
Non-performing assets as a percentage of total assets	0.97	0.53	0.10
Other Data:			
Number of full-service branches	77	77	23
Number of full-time equivalent employees	832	815	400

(1) Common stock dividend payout ratio represents per share dividends declared divided by diluted earnings per common share.

(2) Return on average equity computed using total average equity at period-end.

(3) The interest rate spread represents the difference between the fully taxable-equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(4) The net interest margin represents fully taxable-equivalent net interest income as a percent of average interest-earning assets for the period.

(5) The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.

Results of Operations

Results of Operations for Years Ended December 31, 2025, and December 31, 2024

General

Consolidated net income applicable to common shares for the year ended December 31, 2025, was $116.4 million compared to $35.0 million during the year ended December 31, 2024. The $81.4 million or 232.3% increase in net income applicable to common shares in 2025 compared to 2024 was primarily due to higher rates on interest-earning assets and a slight decrease in non-interest expense compared to the prior year ended December 31, 2024.

Net interest income totaled $295.9 million for the year ended December 31, 2025, compared to $226.7 million for the year ended December 31, 2024. The $69.2 million increase in net interest income was primarily driven by higher rates which resulted in higher interest income on loans and securities, partially offset by higher deposit interest expense and higher interest expense on subordinated debt. Interest-bearing demand deposits and money market & savings accounts were the primary driver of increased net interest expense due mostly to an increase in rates, which was partially offset by a decline in volume.

For the year ended December 31, 2025, the Company recorded credit provision expense of $1.5 million compared to $24.2 million for the year ended December 31, 2024. For the year ended December 31, 2024, the Company recognized a one-time CECL Day 2 provision for non-PCD assets acquired in the Summit merger, which resulted in a higher credit provision expense when compared to the year ended December 31, 2025.

Non-interest income increased by $10.8 million, or 30.8%, to $46.1 million for the year ended December 31, 2025, compared to $35.3 million for the year ended December 31, 2024. The increase in non-interest income was mostly due to the effect of the Summit merger and included increases in all categories of non-interest income except net gains on securities. The largest increase was income from company-owned life insurance of $3.4 million followed by an increase in other non-interest income of $3.1 million, and an increase in bank debit and other card revenue of $2.5 million compared to the year ended December 31, 2024. Net realized gains on the sale of securities decreased by $1.2 million compared to the year ended December 31, 2024.

Non-interest expense decreased by $2.3 million, or 1.1%, to $195.6 million for the year ended December 31, 2025, compared to $197.8 million for the year ended December 31, 2024. The decrease was mostly due to large decreases in equipment rentals, depreciation and maintenance, which decreased $7.3 million and other operating expense which decreased by $9.5 million compared to the year ended December 31, 2024. Increases were noted in other non-interest expense categories including salaries and wages which increased by $6.4 million, core deposit intangible amortization which increased by $4.1 million during the first full year following the Summit merger, occupancy, which increased by $2.9 million, and pensions and other employee benefits which increased by $1.3 million compared to the year ended December 31, 2024.

Net Interest Income and Net Interest Margin

Net interest income is the principal component of the Company's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.

Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity, and repricing options of all classes of interest-bearing assets and liabilities.

Net interest income totaled $295.9 million for the year ended December 31, 2025, compared to $226.7 million for the year ended December 31, 2024. The $69.2 million increase in net interest income was primarily driven by higher interest income on loans and securities, partially offset by higher deposit interest expense. Interest income on loans increased by $71.6 million while interest income on securities increased $4.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Accretion income associated with acquired loans and borrowings totaled $39.8 million for the year ended, December 31, 2025 compared to $40.9 million for the year ended December 31, 2024. Deposit interest expense increased by $3.3 million, while interest expense on subordinated debt assumed in the Summit merger led to an increase in interest expense of $3.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

The tax adjusted net interest margin was 4.14% for the year ended December 31, 2025, compared to 3.10% for the year ended December 31, 2024. The increase in tax-adjusted net interest margin was primarily driven by higher rates on interest-earning assets for the year ended December 31, 2025 compared to the year ended December 31, 2024.

The yield for the year ended December 31, 2025, for the loan portfolio was 6.85% compared to 5.48% for the year ended December 31, 2024. The increase was primarily the result of higher rates on loans, partially offset by lower volume.

For the year ended December 31, 2025, the tax-adjusted yield on the total investment securities portfolio was 3.96% compared to 3.36% for the year ended December 31, 2024. The increase was primarily due to higher rates and was partially offset by lower volume.

The rate paid on interest-bearing deposits increased to 2.40% during the year ended December 31, 2025, from 2.27% during the year ended December 31, 2024. The increase was a result of higher rates, partially offset by lower volume.

The rate paid on our short-term borrowings for the year ended December 31, 2025, was 3.90% compared to 3.35% for the year ended December 31, 2024. The increase was due to higher average rates for the year ended, December 31, 2025.

The weighted-average rate paid on subordinated debt and trust preferred securities acquired in the Summit merger was 9.85% for the year ended December 31, 2025 compared to 10.08% for the year ended December 31, 2024.

The following table sets forth the major components of net interest income and the related yields and rates for the years ended December 31, 2025, and December 31, 2024, for comparison (dollars in thousands).

	For the Years Ended					
	2025			**2024**		
	Average Outstanding Balance	**Interest Income/ Expense**	**Rate Earned/Paid**	**Average Outstanding Balance**	**Interest Income/ Expense**	**Rate Earned/ Paid**
Assets:						
Loans, gross [(1)(2)]	$ 5,586,045	$ 382,794	6.85 %	$ 5,684,348	$ 311,304	5.48 %
Tax-exempt loans [(1)(2)(3)]	3,613	228	6.31	4,097	149	3.64
Total loans	5,589,658	383,022	6.85	5,688,445	311,453	5.48
Interest-bearing deposits and fed funds sold	111,860	4,777	4.27	118,067	4,457	3.77
Taxable AFS securities and other securities [(4)]	1,019,031	39,879	3.91	1,156,456	40,941	3.54
Tax-exempt AFS securities [(3)(4)]	542,615	21,980	4.05	449,980	12,966	2.88
Total securities	1,561,646	61,859	3.96	1,606,436	53,907	3.36
Total interest-earning assets	7,263,164	449,658	6.19	7,412,948	369,817	4.99
Non-interest-earning assets	610,748			329,082		
Total assets	$ 7,873,912			$ 7,742,030		
Liabilities and shareholders' equity:						
Deposits:						
Non-interest-bearing demand	$ 1,353,250			$ 1,417,846		
Interest-bearing demand	2,262,564	48,740	2.15 %	2,520,273	45,926	1.82 %
Money market & savings	1,661,961	33,214	2.00	1,404,870	21,836	1.55
Brokered CDs & time deposits	1,165,200	40,015	3.43	1,295,270	50,902	3.93
Total interest-bearing deposits	5,089,725	121,969	2.40	5,220,413	118,664	2.27
Total deposits	6,442,975	121,969	1.89	6,638,259	118,664	1.79
Borrowings:						
Short-term borrowings and other[(5)]	425,634	16,585	3.90	426,278	14,300	3.35
Subordinated debt and other	106,884	10,527	9.85	73,507	7,412	10.08
Total interest-bearing liabilities	5,622,243	149,081	2.65	5,720,198	140,376	2.45
Non-interest-bearing liabilities	109,553			16,801		
Equity	788,866			587,185		
Total liabilities and equity	$ 7,873,912			$ 7,742,030		
Taxable-equivalent net interest income /net interest spread[(6)]		300,577	3.54 %		229,441	2.54 %
Taxable-equivalent net interest margin[(7)]			4.14 %			3.10 %
Taxable-equivalent net adjustment		(4,665)			(2,754)	
Net interest income		$ 295,912			$ 226,687	
Net interest-earning assets	$ 1,640,921			$ 1,692,750		

(1) Non-accrual loans are included in average loan balances.
(2) Loan fees are included in the calculation of interest income.
(3) Yields and interest income on tax-exempt assets are computed on a taxable-equivalent basis assuming a 21% tax rate.
(4) Calculated based on fair value of investment securities.
(5) Short-term borrowings and other includes finance lease liabilities.
(6) The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(7) The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.

Taxable-equivalent net interest margin, as presented above, is calculated by dividing fully tax-equivalent ("FTE") net interest income by total average earning assets. Net interest income, on an FTE basis, is a non-GAAP financial measure that the Company believes to provide a more accurate picture of the interest margin for comparative purposes. Management believes FTE net interest income is a standard practice in the banking industry, and when net interest income is adjusted on an FTE basis, yields on taxable, nontaxable, and partially taxable assets are comparable; however, the adjustment to an FTE basis has no impact on net income. FTE net interest income is calculated by adding the tax benefit on certain financial interest earning assets, whose interest is tax-exempt, to total interest income and then subtracting total interest expense. As a non-GAAP measure, FTE net interest income should not be considered as a substitute for the nearest comparable GAAP measure, net interest income. Net interest income shown elsewhere in this Form 10-K is GAAP net interest income. The following table reconciles GAAP net interest income to FTE net interest income (in thousands).

	For the Years Ended	
	December 31, 2025	December 31, 2024
GAAP Financial Measurements		
Interest Income - Loans	$ 382,794	$ 311,303
Interest Income - Tax-exempt loans	180	118
Interest Income - Taxable AFS securities and other securities	36,807	39,817
Interest Income - Tax-exempt AFS securities	17,364	10,243
Interest Income - Other interest income	7,848	5,582
Total Interest Income	444,993	367,063
Interest Expense - Deposits	121,969	118,664
Interest Expense - Borrowed funds	16,480	14,189
Interest Expense - Subordinated debt	10,527	7,412
Interest Expense - Other	105	111
Total Interest Expense	149,081	140,376
Total Net Interest Income	$ 295,912	$ 226,687
Non-GAAP Financial Measurements		
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	$ 4,665	$ 2,754
Total Tax Benefit on Tax-Exempt Interest Income [1]	4,665	2,754
Tax-Equivalent Net Interest Income	$ 300,577	$ 229,441

(1)   Tax benefit was calculated using the federal statutory tax rate of 21%.

Rate/Volume Analysis

The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Interest income and interest expense for the years ended December 31, 2025, and December 31, 2024, are annualized using an actual days over calendar year method. The volume variances are equal to the increase or decrease in average balance multiplied by current period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance and are allocated to the volume variance. See table below (in thousands).

	Year Ended December 31, 2025, Compared to December 31, 2024		
	Increase (Decrease) Due to Change in:		
	Average Volume	Average Rate	Net Change
Income from the interest-earning assets:			
Loans,[1] gross	$ (5,409)	$ 76,978	$ 71,569
AFS Securities and other securities [1]	(1,503)	9,455	7,952
Interest-bearing deposits and fed funds sold	(234)	554	320
Total interest income on interest-earning assets	(7,146)	86,987	79,841
Expense from the interest-bearing liabilities:			
Interest-bearing demand deposits	(4,696)	7,510	2,814
Money market & savings	3,996	7,382	11,378
Brokered CDs & time deposits	(5,112)	(5,775)	(10,887)
Total interest expense on interest-bearing deposits	(5,812)	9,117	3,305
Borrowings			
Short-term borrowings	(22)	2,307	2,285
Subordinated debt and other	3,366	(251)	3,115
Total borrowings	3,344	2,056	5,400
Total interest expense on interest-bearing liabilities	(2,468)	11,173	8,705
Taxable-equivalent net interest income	$ (4,678)	$ 75,814	$ 71,136

(1) Yields and interest income on tax-exempt securities have been computed on a taxable-equivalent basis.

Interest Income

Total interest income was $445.0 million for the year ended December 31, 2025, compared to $367.1 million for the year ended December 31, 2024, an increase of 21.2%. The increase in interest income was primarily driven by higher rates which resulted in higher loan and security interest income. Interest income on securities increased by $4.1 million or 8.2% for the year ended December 31, 2025, compared to the year ended December 31, 2024. Interest income on loans increased $71.6 million or 23.0% for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Interest Expense

Total interest expense was $149.1 million for the year ended December 31, 2025, compared to $140.4 million for the previous year ended December 31, 2024, an increase of 6.2%. The increase in interest expense was primarily driven by higher rates and was partially offset by volume. Interest expense on interest-bearing deposits increased by $3.3 million or 2.8% for the year ended December 31, 2025, compared to the year ended December 31, 2024. Interest expense on borrowed funds increased by $2.3 million or 16.1% for the year ended December 31, 2025, compared to the year ended December 31, 2024. Interest expense on subordinated debt acquired in the Summit merger led to an increase in interest expense of $3.1 million for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Provision for (Recapture of) Credit Losses

The provision for credit losses was $1.5 million for the year ended December 31, 2025, compared to $24.2 million for the year ended December 31, 2024. For the year ended December 31, 2024, the Company recognized a one-time CECL Day 2 provision for non-PCD assets acquired in the Summit merger and acquired commitments for unfunded commitments, which resulted in a higher credit provision expense compared to the year ended December 31, 2025. See Note 4 — Allowance for Credit Losses in Notes to Consolidated Financial Statements for further information.

Non-interest Income

The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

| | Years Ended December 31, | | Increase (Decrease) 2025 vs. 2024 | |
	2025	2024	Amount	Percent
Fiduciary and wealth management	$ 10,455	$ 8,411	$ 2,044	24.3 %
Service charges and fees	8,197	7,199	998	13.9
Net gains (losses) on securities	147	1,357	(1,210)	(89.2)
Income from company-owned life insurance	8,130	4,686	3,444	73.5
Bank debit and other card revenue	12,264	9,772	2,492	25.5
Other non-interest income	6,917	3,839	3,078	80.2
Total	$ 46,110	$ 35,264	$ 10,846	30.8 %

Non-interest income increased by $10.8 million or 30.8% for the year ended December 31, 2025, compared to December 31, 2024. The increase was primarily driven by the effect of the Summit merger, and included increases in all categories of non-interest income except net gains on securities. The largest increase was income from company-owned life insurance of $3.4 million followed by an increase in other non-interest income of $3.1 million, and an increase in bank debit and other card revenue of $2.5 million compared to the year ended December 31, 2024. See Note 22 — Revenue from Contracts with Customers in Notes to Consolidated Financial Statements for further information. The Company realized a decrease of $1.2 million in net gains on securities for the year ended December 31, 2025, compared to December 31, 2024.

Non-interest Expense

The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

| | Years Ended December 31, | | Increase (Decrease) 2025 vs. 2024 | |
	2025	2024	Amount	Percent
Salaries and wages	$ 83,441	$ 77,089	$ 6,352	8.2 %
Pensions and other employee benefits	18,521	17,186	1,335	7.8
Occupancy	14,441	11,577	2,864	24.7
Equipment rentals, depreciation and maintenance	15,825	23,174	(7,349)	(31.7)
Core deposit intangible amortization	15,553	11,460	4,093	35.7
ATM, card, and network expense	4,753	5,398	(645)	(11.9)
FDIC and other regulatory assessments	3,904	3,329	575	17.3
Other operating	39,123	48,620	(9,497)	(19.5)
Total	$ 195,561	$ 197,833	$ (2,272)	(1.1)%

Non-interest expense decreased by $2.3 million, 1.1% for the year ended December 31, 2025, compared to December 31, 2024. The decrease was mostly due to large decreases in equipment rentals, depreciation and maintenance, which decreased $7.3 million and other operating expense which decreased by $9.5 million compared to the year ended December 31, 2024. See Note 20 — Other Operating Expenses in Notes to Consolidated Financial Statements for further information on "Other" non-interest expense. Increases were noted in other non-interest expense categories including salaries and wages which increased by $6.4 million, core deposit intangible amortization which increased by $4.1 million during the first full year following the Summit merger, occupancy, which increased by $2.9 million, and pensions and other employee benefits which increased by $1.3 million compared to the year ended December 31, 2024.

Income Tax Expense

Income tax expense was $27.6 million for the year ended December 31, 2025, an increase of $23.4 million from the tax provision for the year ended December 31, 2024. For 2025 and 2024, our effective tax rates were 19.1% and 10.5%, respectively. An increase in income from operations led to an increase in the effective tax rate for 2025. The effective tax rate going forward will continue to depend on income from operations as well as any legislative corporate tax changes.

Results of Operations for Years Ended December 31, 2024, and December 31, 2023

For a comparison of the 2024 results to the 2023 results and other 2023 information not included herein, refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of the Company's 10-K filed with the SEC on March 17, 2025.

Analysis of Financial Condition for Years Ended December 31, 2025, and December 31, 2024

Assets increased by $108.4 million to $7.9 billion as of December 31, 2025, compared to $7.8 billion as of December 31, 2024. The increase in assets was primarily due to an increase in the securities portfolio of $183.6 million, and an increase of $153.8 million in cash and cash equivalents, partially offset by a decrease in loans, net of ACL, of $284.3 million as of December 31, 2025 compared to December 31, 2024. Deposits decreased by $111.3 million and amounted to $6.4 billion at December 31, 2025, compared to $6.5 billion at December 31, 2024, while short-term borrowings increased by $85.0 million to $450.0 million as of December 31, 2025, compared to $365.0 million at December 31, 2024. Subordinated debt and subordinated debt owed to unconsolidated subsidiary trusts, which were assumed in the Summit merger, totaled $87.5 million at December 31, 2025, compared to $111.9 million at December 31, 2024, due to a redemption of subordinated debt in the second half of 2025.

Investment Securities

Our investment policy is established and reviewed annually by the Board. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, certain bankers' acceptances, and federal funds. Our securities are all classified as available-for-sale ("AFS").

Our investments provide a source of liquidity because we can pledge them to support borrowed funds or can liquidate them to generate cash proceeds. Our investment portfolio is also a resource in managing interest rate risk because the maturity and interest rate characteristics of this asset class can be modified to match changes in the loan and deposit portfolios. The majority of our AFS investment portfolio is comprised of obligations of states and municipalities and residential mortgage-backed securities. During the year ended December 31, 2025, the unrealized losses on our holdings decreased $45.4 million from December 31, 2024 and amounted to $71.9 million as of December 31, 2025.

The Company determined that the declines in market value were due to increases in interest rates and market movements and not due to credit factors. Therefore, the Company has concluded that the unrealized losses for the AFS securities do not require an ACL at December 31, 2025, or at December 31, 2024. The Company has sufficient access to liquidity such that management does not believe it would be necessary to sell any of its investment securities at a loss to offset any unexpected deposit outflows. Management believes the structure of the Bank's investment portfolio is appropriately aligned with the rest of the balance sheet to protect against significant and unexpected charges against earnings and capital.

The following tables reflect the amortized cost and fair market values for the total portfolio for each category of investment as of December 31, 2025, and December 31, 2024 (in thousands):

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
U.S. Treasuries and government agencies	$ 159,088	$ —	$ 8,964	$ 150,124
Obligations of states and municipalities	977,104	5,414	59,944	922,574
Residential mortgage backed — agency	57,731	464	2,810	55,385
Residential mortgage backed — non-agency	221,443	1,860	5,211	218,092
Commercial mortgage backed — agency	74,253	250	607	73,896
Commercial mortgage backed — non-agency	112,082	584	1,557	111,109
Asset backed	53,954	89	577	53,466
Other	32,162	158	1,012	31,308
Total	$ 1,687,817	$ 8,819	$ 80,682	$ 1,615,954

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
U.S. Treasuries and government agencies	$ 165,619	$ —	$ 16,492	$ 149,127
Obligations of states and municipalities	777,181	846	79,303	698,724
Residential mortgage backed — agency	57,244	121	4,179	53,186
Residential mortgage backed — non-agency	259,964	44	12,132	247,876
Commercial mortgage backed — agency	33,791	27	747	33,071
Commercial mortgage backed — non-agency	158,621	2	4,112	154,511
Asset backed	64,308	316	568	64,056
Other	32,861	302	1,343	31,820
Total	$ 1,549,589	$ 1,658	$ 118,876	$ 1,432,371

The investment maturity table below summarizes contractual maturities for our investment securities at December 31, 2025. The actual timing of principal payments may differ from remaining contractual maturities because obligors may have the right to repay certain obligations with or without penalties. The overall weighted average duration of the Company's investment portfolio is 4.7 years at December 31, 2025. The weighted-average yield below represents the effective yield for the investment securities and is calculated based on the amortized cost of each security (dollars in thousands). Interest on securities below excludes tax-equivalent adjustments.

	December 31, 2025									
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities Available-for-Sale										
U.S. Treasuries and government agencies	$ —	— %	$ 159,088	1.34 %	$ —	— %	$ —	— %	$ 159,088	1.34 %
Obligations of states and municipalities	6,326	4.86	286,277	2.63	437,303	3.27	247,198	3.49	977,104	3.15
Residential mortgage backed - agency	18	2.86	24,459	4.30	23,217	2.39	10,037	4.29	57,731	3.53
Residential mortgage backed - non-agency	4,064	2.62	59,742	3.30	132,672	4.47	24,965	4.85	221,443	4.16
Commercial mortgage backed - agency	—	—	24,723	4.43	40,851	5.44	8,679	4.70	74,253	5.02
Commercial mortgage backed - non-agency	17,175	3.66	62,903	4.81	32,004	4.42	—	—	112,082	4.52
Asset backed	8,076	6.11	18,924	4.79	17,567	5.10	9,387	5.35	53,954	5.18
Other	—	—	2,800	6.58	20,276	6.41	9,086	9.52	32,162	7.30
Total	$ 35,659	4.30 %	$ 638,916	2.80 %	$ 703,890	3.78 %	$ 309,352	3.89 %	$1,687,817	3.44 %

Lending Activities

Our loan portfolio consists primarily of commercial real estate loans, but we offer a variety of loan products to meet the credit needs of our borrowers. The risks associated with lending activities differ among loan classes and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions. Any of these factors may adversely impact a borrower's ability to repay loans and also impact the associated collateral. Additional discussion on the classes of loans the Company makes and related risks is included in Note 1 — Nature of Business Activities and Significant Accounting Policies and Note 3 — Loans in Notes to Consolidated Financial Statements.

Loan balances by portfolio segment were as follows (in thousands):

	December 31, 2025	December 31, 2024
Commercial real estate	$ 2,769,287	$ 2,637,802
Owner-occupied commercial real estate	593,120	614,362
Acquisition, construction & development	386,870	465,537
Commercial & industrial	461,921	613,085
Single family residential (1-4 units)	1,127,684	1,173,749
Consumer non-real estate and other	48,794	167,701
Loans, gross	5,387,676	5,672,236
Allowance for credit losses	(67,823)	(68,040)
Loans, net	$ 5,319,853	$ 5,604,196

The loan portfolio, excluding ACL, decreased by $284.6 million from December 31, 2024, to December 31, 2025, primarily due to the Company exiting non-core loans. The Company has continued to grow organically by continuing to serve existing customers and new customers through our expansion into newer markets.

The following table shows the maturity distribution for total loans outstanding as of December 31, 2025. The maturity distribution is grouped by remaining scheduled principal payments that are due in the following periods. The principal balances of loans are indicated by both fixed and floating rate categories in the table below (in thousands).

	December 31, 2025								
	Within One Year		One Year to Five Years		Five Years to 15 Years		After 15 Years		
	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Total
Loans:									
Commercial real estate	$ 292,829	$ 190,550	$ 968,931	$ 458,450	$ 244,097	$ 316,031	$ 6,968	$ 291,431	$2,769,287
Owner-occupied commercial real estate	22,941	7,225	153,282	40,441	89,012	167,901	10,676	101,642	593,120
Acquisition, construction & development	61,953	87,506	62,657	103,682	13,973	26,356	7,354	23,389	386,870
Commercial & industrial	13,510	145,088	132,047	87,786	27,962	33,933	15,494	6,101	461,921
Total commercial loans	391,233	430,369	1,316,917	690,359	375,044	544,221	40,492	422,563	4,211,198
Single family residential (1-4 units)	10,534	9,470	43,564	6,807	73,448	74,571	458,801	450,489	1,127,684
Consumer non-real estate and other	3,902	14,896	23,044	1,383	4,452	466	110	541	48,794
Total loans	$ 405,669	$ 454,735	$1,383,525	$ 698,549	$ 452,944	$ 619,258	$ 499,403	$ 873,593	$5,387,676

Asset Quality

The Company maintains policies and procedures to promote sound underwriting and mitigate credit risk. The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company's lending-related transactions.

A loan is placed on non-accrual status when (i) the Company is advised by the borrower that scheduled principal or interest payments cannot be met, (ii) when management's best judgment indicates that payment in full of principal and interest can no longer be expected, or (iii) when any such loan or obligation becomes delinquent for 90 days, unless it is both well-secured and in the process of collection.

The Company's asset quality remained strong through December 31, 2025. The Company's non-performing assets, which includes non-performing loans consisting of non-accrual loans, loans that are more than 90 days past due and still accruing, and other real estate owned, as of December 31, 2025, and December 31, 2024, totaled $76.9 million and $41.2 million, respectively. The increase in the non-performing asset balance is mostly due to an increase in non-accrual loans of $34.7 million as of December 31, 2025 when compared to December 31, 2024. Most of the other real estate owned assets of $2.7 million were assumed as part of the Summit merger.

The following table summarizes the Company's non-performing assets as of December 31, 2025, and December 31, 2024 (in thousands).

	December 31, 2025		December 31, 2024	
Non-accrual loans	$	70,613	$	35,871
90 days past due and still accruing		3,623		2,497
Total non-performing loans		74,236		38,368
Other real estate owned		2,689		2,783
Total non-performing assets	$	76,925	$	41,151

Allowance for Credit Losses

Refer to the discussion in the "Critical Accounting Policies and Estimates" section above and Note 1 — Nature of Business Activities and Significant Accounting Policies in Notes to Consolidated Financial Statements for management's approach to estimating the allowance for credit losses.

The Company maintains the ACL at a level deemed adequate by management for expected credit losses. As disclosed in Note 1 and Note 4 in Notes to Consolidated Financial Statements, on January 1, 2023, the Company implemented CECL and increased the ACL, previously the allowance for credit losses, with a cumulative-effect adjustment to the ACL for credit losses of $4.4 million, which included a cumulative-effect adjustment to the ACL for off-balance sheet exposures of $274.8 thousand. The Company's ACL is calculated quarterly with any adjustment recorded to the provision for credit losses in the consolidated Statement of Income. Management evaluates the adequacy of the ACL, utilizing a defined methodology to determine if it properly addresses the current and expected risks in the loan portfolio, which considers the performance of borrowers and specific evaluation of individually evaluated loans, including historical loss experiences, trends in delinquencies, non-performing loans and other risk assets, and qualitative factors. Risk factors are continuously reviewed and adjusted, as needed, by management when conditions support a change. Management believes its approach properly addresses relevant accounting and bank regulatory guidance for loans both collectively and individually evaluated.

Gross charged-off loans were $3.8 million, $1.8 million, and $194.0 thousand for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively. The increase in charge-offs during 2025, when compared to 2024, was due to an increase in charge-offs related to owner occupied commercial real estate loans of $1.1 million, and consumer non real estate and other loans of $1.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Gross recoveries totaled $1.3 million, $161.0 thousand, and $96.0 thousand for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively. The ACL as a percentage of gross loans, net of unearned income, was 1.26%, 1.20%, and 1.21% as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

The Company recorded a provision for credit losses of $2.3 million, a provision for credit losses of $20.5 million, and a provision recapture of credit losses of $235.0 thousand for the years ended December 31, 2025,

December 31, 2024, and December 31, 2023, respectively. The increase in provision for the year ended December 31, 2024 was due to the Summit merger and the requirement to record an immediate provision expense for loans classified as non-PCD versus PCD loans where the Company is allowed to establish an adjustment to the ACL.

The following table summarizes the changes in the Company's credit loss experience by portfolio for the year ended December 31, 2025, and the changes in the Company's allowance for loan losses for the years ended December 31, 2024, and December 31, 2023 (dollars in thousands):

	2025	2024	2023
Loans outstanding at end of period	$ 5,387,676	$ 5,672,236	$ 2,087,756
Balance of allowance at beginning of year	(68,040)	(25,301)	(21,039)
Initial CECL adjustment	—	—	(4,125)
Allowance established for acquired PCD loans	—	(23,910)	—
Loans charged-off			
Commercial real estate	116	382	—
Owner-occupied commercial real estate	1,100	—	—
Acquisition, construction & development	1	—	—
Commercial & industrial	238	301	29
Residential	232	190	—
Consumer non-real estate and other	2,148	934	165
Total loans charged-off	3,835	1,807	194
Recoveries of loans charged-off			
Commercial real estate	42	15	38
Owner-occupied commercial real estate	31	—	—
Acquisition, construction & development	1	—	—
Commercial & industrial	37	39	—
Residential	298	83	52
Consumer non-real estate and other	883	24	6
Total recoveries of loans charged-off	1,292	161	96
Net loan charge-offs (recoveries)	2,543	1,646	98
Provision for (recapture of) credit losses for the period	2,326	20,475	235
Ending allowance	$ (67,823)	$ (68,040)	$ (25,301)
Average loans outstanding during the period	$ 5,589,658	$ 5,688,445	$ 2,007,030
Allowance coverage ratio[1]	1.26%	1.20%	1.21%
Net charge-offs to average outstanding loans during the period[2]	0.05	0.03	0.00
Allowance for credit losses as a percentage of non-performing loans[3]	91.36	177.34	675.77

_____

(1)   The allowance coverage ratio is calculated by dividing the ACL at the end of the period by gross loans, net of unearned income at the end of the period.

(2)   The Net charge-offs to average outstanding loans during the period is calculated by dividing total net loan charge-offs (recoveries) during the year by average gross loans outstanding during the year.

(3)   The Allowance for credit losses as a percentage of non-performing loans ratio is calculated by dividing the ACL at the end of the period by non-accrual loans at the end of the period.

The following table summarizes the ACL by portfolio with a comparison of the percentage composition in relation to total ACL and allowance for credit losses and total loans as of December 31, 2025, and December 31, 2024 (dollars in thousands).

	December 31, 2025		
In thousands	Allowance for credit losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$ 26,190	38.62 %	51.40 %
Owner occupied commercial real estate	2,760	4.07	11.01
Acquisition, construction & development	17,221	25.39	7.18
Commercial & industrial	8,227	12.13	8.57
Residential	12,536	18.48	20.93
Consumer non real estate and other	889	1.31	0.91
Total	$ 67,823	100.00 %	100.00 %

	December 31, 2024		
In thousands	Allowance for loan losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$ 30,444	44.75 %	46.50 %
Owner occupied commercial real estate	3,261	4.79	10.83
Acquisition, construction & development	17,386	25.55	8.21
Commercial & industrial	6,633	9.75	10.81
Residential	9,763	14.35	20.69
Consumer non real estate and other	553	0.81	2.96
Total	$ 68,040	100.00 %	100.00 %

Derivative Financial Instruments

The Company utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The Company recognizes derivative financial instruments at fair value as either other assets or other liabilities on the Consolidated Balance Sheets. The Company's use of derivative financial instruments is described more fully in Note 13 — Derivatives in Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit, and financial guarantees which would impact the Company's liquidity and capital resources to the extent customers accept and/or use these commitments. See Note 14— Commitments and Contingencies in Notes to Consolidated Financial Statements for a discussion of credit extension commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Funding Activities

The Company's funding activities are monitored and governed through the Company's asset/liability management process. Deposits are the primary source of funds for lending and investing activities; however, the Company will use borrowings to meet liquidity needs and for temporary funding. The Company has available secured lines of credit with the Federal Reserve Bank of Richmond, such as the Borrower-In-Custody program, the FHLB of Atlanta, and unsecured federal funds lines of credit from correspondent banking relationships. The Company also utilizes brokered time deposits. For more discussion of brokered time deposits, see the Deposits heading below this section.

As of December 31, 2025, the Company has available unused borrowing capacity of $4.6 billion through its available lines of credit with the FHLB of Atlanta, the Federal Reserve Borrower-In-Custody Program line, and unsecured federal fund lines of credit from correspondent banking relationships.

The following table shows certain information regarding short-term borrowings at year end 2025 and 2024 (dollars in thousands):

Balance at end of period	2025	2024
Short-term borrowings	$ 450,000	$ 365,000
Weighted average interest rate at end of period	3.90 %	3.35 %

The following table shows certain information regarding long-term debt at year end 2025, and 2024, respectively (dollars in thousands):

Balance at end of period	December 31, 2025	December 31, 2024
Subordinated debentures, net	$ 70,222	$ 94,872
Subordinated debentures owed to unconsolidated subsidiary trusts	17,268	17,013
Total long-term debt	$ 87,490	$ 111,885
Weighted average interest yield at end of period	9.85%	10.08%

Deposits

Total deposits decreased by $111.3 million from December 31, 2025, to December 31, 2024, primarily driven by a $180.4 million decrease in brokered deposits and a $43.6 million decrease in non-interest-bearing deposits, which was partially offset by a $106.6 million increase in interest-bearing deposits. The Company's brokered deposits balance was $64.4 million and $244.8 million at December 31, 2025, and December 31, 2024, respectively. All of the Company's brokered deposits are in the form of certificates of deposits that are insured by the FDIC. Excluding the brokered deposit balance, the Company's total core deposit balance increased by $69.1 million from December 31, 2024 to December 31, 2025.

The following table sets forth the balance of each category of deposits as of the dates indicated (dollars in thousands).

	Dec 31, 2025 Balance	Dec 31, 2024 Balance
Demand, non-interest-bearing	$ 1,336,380	$ 1,379,940
Demand, interest-bearing	2,330,181	2,223,540
Money market and savings	1,665,304	1,658,480
Brokered deposits	64,410	244,802
Time deposits, other	1,007,666	1,008,477
Total interest-bearing	5,067,561	5,135,299
Total Deposits	$ 6,403,941	$ 6,515,239

The Company continues to seek organic growth in both interest-bearing and non-interest-bearing deposits consistent with our relationship-based strategy. Management evaluates its utilization of brokered deposits, taking into consideration the interest rate curve and regulatory views on non-core funding sources, and balances this funding source with its funding needs based on growth initiatives.

The Company has deposits that meet or exceed the FDIC insurance limit of $250,000 of $2.1 billion and $1.9 billion at December 31, 2025, and December 31, 2024. The increase in uninsured deposits as of December 31, 2025 was due to the decline in brokered CDs which are fully insured, and an increase in core deposits, some of which are uninsured. The Company does not have material deposit concentration risk to any significant market, industry or individual at December 31, 2025.

The following table sets forth maturity ranges of time deposits, as of December 31, 2025, that meet or exceed the FDIC insurance limit (in thousands).

	Dec 31, 2025
Due within 3 months or less	$ 160,536
Due after 3 months and within 6 months	83,496
Due after 6 months and within 12 months	43,511
Due after 12 months	7,849
Total uninsured, time deposits	$ 295,392

Shareholders' Equity

Total shareholders' equity at December 31, 2025, was $854.6 million, compared to $730.2 million at December 31, 2024. Shareholders' equity increased by $124.5 million primarily due to the Company's earnings from operations. Additionally, accumulated other comprehensive loss decreased by $36.8 million as a result of an increase in the fair value of investment securities available-for-sale.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure, and on at least a quarterly basis, in conjunction with the Company's Asset/Liability meetings, reports its findings to the ALCO and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions. Our profitability is affected by fluctuations in interest rates; a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changes in interest rates on net interest income using several tools.

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.

In addition, the Company's Asset/Liability policy provides for a subcommittee of the ALCO, comprised of executive and senior management that, upon the determination that abnormal market risks are occurring or may be forthcoming, will convene with the responsibility of making all decisions related to mitigation of potential negative impacts to the Company. This subcommittee acts as a clearinghouse for information on Company earnings, credit risk, lending and deposit activities, and liquidity management necessary for internal communications, including to the Board, and external communications.

Interest Rate Sensitivity

Interest rate risk is the risk to earnings and fair value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers' ability to prepay home mortgage loans at any time, depositors' ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve, where interest rates increase or decrease in a non-parallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk).

The rates on some interest-bearing financial instruments may adjust promptly with changes in market rates, while others adjust only periodically or are fixed for a predefined term. Such instances can cause a mismatch between the sensitivity and behavior of financial assets and liabilities. Interest rate fluctuations and economic factors, coupled with repricing mismatches and embedded options inherent in these financial assets and liabilities, may impact the Company's interest expense, interest income, and the value of certain financial assets and liabilities. Through the ALCO, we attempt to manage the balance sheet in a manner that increases the benefit or reduces the negative impacts from such events.

The overall impact of changes in interest rates, including, but not limited to, the impact to our net interest income and to our securities portfolio, can be enhanced or diluted depending on the variability of interest rates. From time to time, the Company may hedge its interest rate risk position, which can impact earnings. We generally do not hedge all of our interest rate risk, nor can we guarantee that any attempts to hedge some or all of our interest rate risk will be successful. See Note 13 — Derivatives in Notes to Consolidated Financial Statements for a discussion of our hedging activity.

The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The ALCO, using policies and procedures approved by the Company's Board, is responsible for the management of the Company's interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing, and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms, and through wholesale funding. Wholesale funding consists of, but is not limited to, borrowings with the FHLB, federal funds purchased and brokered time deposits.

The Company uses several tools to manage its interest rate risk, including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios, and net interest margin reports. The results of these reports are compared to limits established by the Company's ALCO policies, and appropriate adjustments are made if the results are outside the established limits.

There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company's interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios, especially given the primary objective of the Company's overall asset/liability management process, which is to facilitate meaningful strategy development and implementation.

Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.

The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or "shock," in the yield curve and subjective adjustments in deposit pricing might have on the Company's projected net interest income over the next 12 months. This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months.

Change in Interest Rates (in Basis Points)	As of December 31, 2025 Percentage Change in Earnings	As of December 31, 2024 Percentage Change in Earnings
200	(2.7)%	(2.1)%
100	(1)	(0.7)
(100)	0.1	0.5
(200)	0.3	0.5
(300)	2.3	0.5

Economic Value of Equity Analysis ("EVE"). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities, assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2025, and December 31, 2024.

Change in Interest Rates (in Basis Points)	As of December 31, 2025 Percentage Change in EVE	As of December 31, 2024 Percentage Change in EVE
200	(8.3)%	(8.7)%
100	(3.8)	(3.6)
(100)	2.7	1.9
(200)	3.3	0.5
(300)	2.4	(3.4)

Item 8. Financial Statements and Supplementary Data

Burke & Herbert Financial Services Corp. Audited Consolidated Financial Statements:



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors
of Burke & Herbert Financial Services Corp.
Alexandria, Virginia

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Burke & Herbert Financial Services Corp. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses - loans

As more fully described in Notes 1 and 4 of the financial statements, the allowance for credit losses reflects expected credit losses in the loan portfolio. The Company is using the remaining useful life or weighted average remaining maturity methodology to calculate the quantitative component. The quantitative component includes reasonable and supportable forecasts of loss rates over a two-year period. In order to generate reasonable and supportable forecasts, the allowance for credit loss calculation utilizes macroeconomic variable loss drivers, which may include aggregate macroeconomic indicators pertaining to such items as equity market conditions or interest rates, as well as other variables that are portfolio-specific. A straight-line reversion technique is used for the following four quarters which then reverts to historical average loss rates. Adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond the information that is used to calculate a reasonable and supportable forecast. Management may consider an additional or reduced reserve as warranted through the qualitative risk factors component based on the current and expected conditions.

Auditing the allowance for credit losses was especially challenging given the significant volume of data applied in the calculations. The audit of the allowance for credit loss calculation involved significant audit effort, including the involvement of experienced audit personnel and our internal specialists, and a high degree of auditor judgment in applying the audit procedures.

The primary procedures we performed to address the critical audit matter included:

Testing the design and operating effectiveness of internal controls over management's allowance for credit loss calculation, including controls over the:

- Completeness and accuracy of data, including the input, transfer, aggregation, and processing of information within the allowance for credit loss calculation.

- Mathematical accuracy of the allowance for credit loss calculation.

- Reasonableness of significant assumptions and judgments applied within the allowance for credit loss calculation.

Substantively testing management's process to estimate the allowance for credit loss calculation, including:

- Testing the completeness and accuracy of the underlying internal data utilized to prepare the calculation.

- Evaluating the relevance and reliability of the underlying external data utilized to prepare the calculation.

- Testing the mathematical accuracy, including the transfer, aggregation, and processing of data and the application of assumptions, of the allowance for credit loss calculation.

- Evaluating the reasonableness of the significant judgments and assumptions utilized within the allowance for credit loss calculation.

/s/Crowe LLP

We have served as the Company's auditor since 2021.

Washington, D.C.
February 27, 2026

Burke & Herbert Financial Services Corp.
Consolidated Balance Sheets
December 31, 2025, and 2024
(In thousands, except share and per share data)

	2025	2024
Assets		
Cash and due from banks	$ 53,497	$ 35,554
Interest-bearing deposits with banks	235,630	99,760
Cash and cash equivalents	289,127	135,314
Securities available-for-sale, at fair value	1,615,954	1,432,371
Restricted stock, at cost	42,187	33,559
Loans held-for-sale, at fair value	365	2,331
Loans	5,387,676	5,672,236
Allowance for credit losses	(67,823)	(68,040)
Net loans	5,319,853	5,604,196
Other real estate owned	2,689	2,783
Premises and equipment, net	136,809	132,270
Accrued interest receivable	35,442	34,454
Intangible assets	41,747	57,300
Goodwill	34,149	32,783
Company-owned life insurance	213,200	182,834
Other assets	189,104	161,990
Total Assets	$ 7,920,626	$ 7,812,185
Liabilities and Shareholders' Equity		
Liabilities		
Non-interest-bearing deposits	$ 1,336,380	$ 1,379,940
Interest-bearing deposits	5,067,561	5,135,299
Total deposits	6,403,941	6,515,239
Short-term borrowings	450,000	365,000
Subordinated debentures, net	70,222	94,872
Subordinated debentures owed to unconsolidated subsidiary trusts, net	17,268	17,013
Accrued interest and other liabilities	124,546	89,904
Total Liabilities	7,065,977	7,082,028
Commitments and contingent liabilities (see Note 14)		
Shareholders' Equity		
Preferred stock and related surplus, $1.00 par value per share; 2,000,000 shares authorized; 1,500 shares issued and outstanding at December 31, 2025, 1,500 shares issued and outstanding at December 31, 2024	10,413	10,413
Common stock	7,800	7,770
$0.50 par value; 40,000,000 shares authorized, 15,599,814 shares issued and 15,028,524 shares outstanding at December 31, 2025; 40,000,000 shares authorized, 15,540,394 shares issued and 14,969,104 shares outstanding at December 31, 2024		
Common stock, additional paid-in capital	405,922	401,172
Retained earnings	517,058	434,106
Accumulated other comprehensive income (loss)	(58,960)	(95,720)
Treasury stock	(27,584)	(27,584)
571,290 shares, at cost, at December 31, 2025, and 571,290 shares, at cost, at December 31, 2024		
Total Shareholders' Equity	854,649	730,157
Total Liabilities and Shareholders' Equity	$ 7,920,626	$ 7,812,185

See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Income
Years Ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	2025	2024	2023
Interest income			
Taxable loans, including fees	$ 382,794	$ 311,303	$ 101,800
Tax-exempt loans, including fees	180	118	—
Taxable securities	36,807	39,817	37,179
Tax-exempt securities	17,364	10,243	5,615
Other interest income	7,848	5,582	2,945
Total interest income	444,993	367,063	147,539
Interest expense			
Deposits	121,969	118,664	39,195
Short-term borrowings	16,480	14,189	13,856
Subordinated debt	10,527	7,412	—
Other interest expense	105	111	86
Total interest expense	149,081	140,376	53,137
Net interest income	295,912	226,687	94,402
Credit loss expense (recapture) - loans and available-for-sale securities	2,326	20,475	235
Credit loss expense (recapture) - off-balance sheet credit exposures	(803)	3,745	(21)
Total provision for (recapture of) credit losses	1,523	24,220	214
Net interest income after credit loss expense	294,389	202,467	94,188
Non-interest income			
Fiduciary and wealth management	10,455	8,411	5,354
Service charges and fees	8,197	7,199	2,846
Net gains (losses) on securities	147	1,357	(112)
Income from company-owned life insurance	8,130	4,686	2,844
Bank debit and other card revenue	12,264	9,772	4,922
Other non-interest income	6,917	3,839	1,455
Total non-interest income	46,110	35,264	17,309
Non-interest expense			
Salaries and wages	83,441	77,089	39,247
Pensions and other employee benefits	18,521	17,186	9,401
Occupancy	14,441	11,577	6,035
Equipment rentals, depreciation and maintenance	15,825	23,174	5,770
Core deposit intangible amortization	15,553	11,460	—
ATM, card, and network expense	4,753	5,398	2,566
FDIC and other regulatory assessments	3,904	3,329	1,957
Other operating	39,123	48,620	21,460
Total non-interest expense	195,561	197,833	86,436
Income before income taxes	144,938	39,898	25,061
Income tax expense	27,632	4,190	2,369
Net income	117,306	35,708	22,692
Preferred stock dividends	900	675	—
Net income applicable to common shares	$ 116,406	$ 35,033	$ 22,692
Earnings per common share:			
Basic	$ 7.76	$ 2.83	$ 3.05
Diluted	7.72	2.82	3.02

See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	2025	2024	2023
Net income	$ 117,306	$ 35,708	$ 22,692
Other comprehensive income, net of tax:			
Unrealized gains (losses) on securities:			
Unrealized gain (loss) arising during period, net of tax of $(10,416) for 2025, $(1,903) for 2024, and ($8,721) for 2023	37,434	6,372	32,718
Reclassification adjustment for loss (gain) on securities, net of tax of $34 for 2025, $312 for 2024, and ($24) for 2023	(113)	(1,045)	88
Reclassification adjustment for loss (gain) on fair value hedge, net of tax of $37 for 2025, $37 for 2024, and $(215) for 2023	(123)	(123)	810
Defined benefit pension plans:			
Changes in pension plan benefits, net of tax of $(160) for 2025, ($349) for 2024, and ($342) for 2023	537	1,169	1,286
Unrealized gain (loss) on cash flow hedge			
Unrealized holding gain (loss) on cash flow hedge, net of tax of $(195) for 2025, $(920) for 2024, and $75 for 2023	659	3,082	(283)
Reclassification adjustment for losses (gains) included in net income, net of tax of $485 for 2025, $502 for 2024, and $(367) for 2023	(1,634)	(1,681)	1,382
Total other comprehensive income	36,760	7,774	36,001
Comprehensive income	$ 154,066	$ 43,482	$ 58,693

See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	Preferred Stock and Surplus	Common Stock Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity
Balance December 31, 2022	$ —	7,425,760	$ 4,000	$ 12,282	$ 424,391	$ (139,495)	$ (27,725)	$ 273,453
Net income	—	—	—	—	22,692	—	—	22,692
CECL adjustment	—	—	—	—	(3,439)	—	—	(3,439)
Other comprehensive income	—	—	—	—	—	36,001	—	36,001
(Purchase) sale of treasury stock, net	—	2,950	—	—	—	—	141	141
Cash dividends, declared	—	—	—	—	(16,298)	—	—	(16,298)
Share-based compensation expense, net	—	—	—	2,213	(13)	—	—	2,200
Balance December 31, 2023	$ —	7,428,710	$ 4,000	$ 14,495	$ 427,333	$ (103,494)	$ (27,584)	$ 314,750
Net income	—	—	—	—	35,708	—	—	35,708
Acquisition of Summit Financial Group, Inc.	10,413	7,405,772	3,703	383,329	—	—	—	397,445
Other comprehensive income	—	—	—	—	—	7,774	—	7,774
(Purchase) sale of treasury stock, net	—	—	—	—	—	—	—	—
Cash dividends, declared	—	—	—	—	(28,260)	—	—	(28,260)
Preferred stock cash dividends, declared	—	—	—	—	(675)	—	—	(675)
Share-based compensation expense, net	—	134,622	67	3,348	—	—	—	3,415
Balance December 31, 2024	$ 10,413	14,969,104	$ 7,770	$401,172	$ 434,106	$ (95,720)	$ (27,584)	$ 730,157
Net income	—	—	—	—	117,306	—	—	117,306
Other comprehensive income	—	—	—	—	—	36,760	—	36,760
(Purchase) sale of treasury stock, net	—	—	—	—	—	—	—	—
Cash dividends, declared	—	—	—	—	(33,018)	—	—	(33,018)
Preferred stock cash dividends, declared	—	—	—	—	(900)	—	—	(900)
Share-based compensation expense, net	—	59,420	30	4,750	(436)	—	—	4,344
Balance December 31, 2025	$ 10,413	15,028,524	$ 7,800	$405,922	$ 517,058	$ (58,960)	$ (27,584)	$ 854,649

See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	2025	2024	2023
Cash Flows from Operating Activities			
Net Income	$ 117,306	$ 35,708	$ 22,692
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of fixed assets	6,941	5,865	2,872
Amortization of other intangible assets	15,775	11,542	—
Amortization on assumed liabilities	6,702	10,172	—
Accretion income related to acquired loans	(39,819)	(40,876)	—
Amortization of housing tax credits	6,984	5,432	5,591
Realized (gain) loss on sales of available-for-sale securities	(147)	(1,357)	112
Realized (gain) on sales of OREO property	2	(172)	—
Write-down on OREO property	195	—	—
Provision for (recapture of) credit losses	1,523	24,220	214
Income from company-owned life insurance	(8,130)	(4,686)	(2,844)
Deferred tax expense (benefit)	13,272	(1,507)	(1,453)
(Gain) loss on disposal of fixed assets	225	2,177	37
Accretion of securities	(4,594)	(3,746)	(1,615)
Amortization of securities	9,761	9,496	9,161
Share-based compensation expense	4,777	2,879	2,464
Repayment of operating lease liabilities	(2,541)	(2,705)	(3,137)
(Gain) on loans held-for-sale	(297)	(484)	(138)
Proceeds from sales of loans held-for-sale	23,003	37,099	14,205
Change in fair value of loans held-for-sale	—	28	(28)
Originations of loans held-for-sale	(20,740)	(37,477)	(15,536)
(Increase) decrease in accrued interest receivable	(988)	3,030	(414)
(Increase) decrease in other assets	(58,017)	(32,499)	3,851
Increase in accrued interest payable and other liabilities	36,740	63,660	6,475
Net cash flows provided by operating activities	$ 107,933	$ 85,799	$ 42,509
Cash Flows from Investing Activities			
Proceeds from maturities, prepayments, and calls of securities available-for-sale, net	209,584	257,877	112,025
Proceeds from sales of securities available-for-sale, net	22,083	372,370	77,780
Purchases of securities available-for-sale, net	(374,915)	(622,760)	(33,221)
Net cash from merger	—	52,607	—
Sales of restricted stock	29,071	40,572	29,880
Purchases of restricted stock	(37,699)	(67,683)	(19,402)
Proceeds from sales of OREO properties	156	758	—
Proceeds from sales of property and equipment	—	—	3,383
Purchases of property and equipment, net of disposals	(11,705)	(4,567)	(14,249)
(Purchases) proceeds from company-owned life insurance	(22,236)	2,213	1,171
(Increase) decrease in loans made to customers, net	322,381	92,170	(200,535)
Net cash flows provided by (used in) investing activities	$ 136,720	$ 123,557	$ (43,168)
Cash Flows from Financing Activities			
Net increase (decrease) in non-interest-bearing accounts	(43,560)	(27,493)	(130,372)
Net increase (decrease) in interest-bearing accounts	(68,835)	(158,696)	211,853
Increase (decrease) in other short-term borrowings	85,000	93,000	(71,100)

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2025, 2024, and 2023
(In thousands, except share and per share data)

	2025	2024	2023
Payments for maturities and calls of subordinated debt	(30,000)	—	—
Repayment of finance lease liabilities	(236)	(216)	(119)
Proceeds from employee stock purchase program	679	259	206
Cash dividends paid	(33,918)	(28,636)	(15,747)
Issuance of common stock	30	3,242	—
Treasury stock transactions	—	—	141
Net cash flows provided by (used in) financing activities	$ (90,840)	$ (118,540)	$ (5,138)
(Decrease) increase in cash and cash equivalents	153,813	90,816	(5,797)
Cash and cash equivalents			
Beginning of year	135,314	44,498	50,295
End of year	$ 289,127	$ 135,314	$ 44,498
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest paid to depositors	$ 123,891	$ 114,741	$ 37,573
Interest paid on short-term borrowings	18,680	17,049	7,975
Interest paid on subordinated debt and trust preferred securities	4,922	7,412	—
Interest paid on finance lease	107	110	86
Income taxes paid (net of refunds)			
Federal	6,029	1,900	1,245
State			
West Virginia	1,606	100	—
Maryland	1,175	160	275
New York	520	—	—
District of Columbia	330	75	50
Other	367	—	—
Change in unrealized gains on available-for-sale securities	45,355	8,275	41,415
Change in pension plan benefits	696	1,518	1,628
Transfers to OREO	259	—	—
Lease liability arising from obtaining right-of-use assets	775	12,329	1,214
Common stock issued for merger, net	—	387,032	—
Preferred stock issued for merger, net	—	10,413	—
Fair value of assets purchased in merger	—	4,503,043	—
Fair value of liabilities assumed in merger	—	4,139,747	—

See Notes to Consolidated Financial Statements.

Note 1— Nature of Business Activities and Significant Accounting Policies

Nature of operations and principles of consolidation

The consolidated financial statements include Burke & Herbert Financial Services Corp. ("Burke & Herbert") and its wholly-owned subsidiary Burke & Herbert Bank & Trust Company ("the Bank"), together referred to as "the Company" for purposes of the Notes to the Financial Statements. Intercompany transactions and balances are eliminated in consolidation. As of close of the calendar year 2025, we ceased to be an emerging growth company and became a large accelerated filer. Therefore, we are no longer exempt from the requirements under Section 404 of the Sarbanes-Oxley Act and are no longer able to take advantage of exemptions from various public company reporting requirements applicable to emerging growth companies.

Burke & Herbert was organized as a Virginia corporation in 2022 to serve as the holding company for the Bank. Burke & Herbert became a bank holding company when it commenced operations on October 1, 2022, following a reorganization transaction in which it acquired control of the Bank under the BHCA. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of Burke & Herbert. Burke & Herbert has no material operations other than owning the Bank. In September 2023, the Burke & Herbert elected to become a financial holding company under the BHCA. As a financial holding company of a Virginia state bank, Burke & Herbert is subject to regulation, supervision, and examination by the Federal Reserve and the Virginia BFI. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank became a member of the Federal Reserve System on December 31, 2024. The Bank is subject to regulation, supervision, and examination by the Federal Reserve (through the Federal Reserve Bank of Richmond) and the Virginia BFI.

The Bank's primary market area includes northern Virginia and West Virginia, and it has over 77 branches and commercial loan offices across Delaware, Kentucky, Maryland, Virginia, and West Virginia. The Company's branch locations accept business and consumer deposits from a diverse customer base. The Company's deposit products include checking, savings, and term certificate accounts. The Company's loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.

Merger with Summit Financial Group, Inc.

On May 3, 2024, the Company completed its merger with Summit Financial Group, Inc., a West Virginia corporation, pursuant to the Agreement and Plan of Reorganization and accompanying Plan of Merger dated August 24, 2023 between the Company and Summit.

Pending Merger with LINKBANCORP, Inc.

On December 18, 2025, the Company and LNKB entered into the Merger Agreement, which provides that, upon the terms and subject to the conditions set forth therein, LNKB will merge with and into the Company, with the Company as the surviving corporation. The LNKB Merger Agreement further provides that immediately following the Holding Company Merger, LINKBANK will merge with and into the Bank, with the Bank as the surviving bank. Completion of the LNKB Merger is subject to customary conditions, including receipt of the requisite approvals of the Company's and LNKB's shareholders, receipt of all required regulatory approvals.

Use of estimates

To prepare financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), management makes estimates and assumptions based on available information that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, cash equivalents, and cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including cash items in process of clearing with maturities fewer than 90 days. Cash flows from customer

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

loans, federal funds purchased, securities sold under agreements to repurchase, and deposits are reported on a net basis.

Restriction on cash

No reserve balances were required at December 31, 2025, and December 31, 2024. There was no reserve requirement with the Federal Reserve as of December 31, 2025, or December 31, 2024.

Debt securities

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities that the Company has both the positive intent and ability to hold to maturity are classified as held to maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, are classified as available-for-sale and are reported at fair value. Unrealized gains and losses on investments classified as available-for-sale have been accounted for as a separate component of accumulated other comprehensive income or loss, net of the related deferred tax effect.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are recognized in interest income over the terms of the securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

A debt security is placed on non-accrual status at the time any principal or interest payments become more than 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income.

Allowance for credit losses ("ACL") - available-for-sale debt securities

Management evaluates all available-for-sale ("AFS") debt securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. The Company first assesses whether it intends to sell or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income.

For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists, and an allowance for credit losses is recorded for the credit

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income.

Changes in the ACL are recorded as credit loss expense (or recapture). Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on AFS debt securities totaled $13.4 million and $10.3 million at December 31, 2025, and December 31, 2024, respectively, and is excluded from the estimate of credit losses.

Equity securities

Equity securities are carried at fair value with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical, or a similar, investment.

Due to the nature of, and restrictions placed upon, certain equity securities have been classified as restricted stock and are carried at cost. These equity securities are not subject to the classifications above.

Loan commitments and related financial instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loans held-for-sale

Loans held-for-sale are those loans the Company has the intent to sell in the foreseeable future. The Company has elected to use the fair value accounting option ("FVO") for loans held-for-sale. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the fair value of the loans. All sales are made without recourse and are sold with servicing released.

Mortgage banking derivatives

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (interest rate lock commitments). Interest rate lock commitments on mortgage loans to be held-for-sale are accounted for as free-standing derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best-efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to significant losses, nor will it realize significant gains related to rate lock commitments due to changes in interest rates. The Company has elected to use the FVO for best effort forward sales commitments.

Derivatives

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to the likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings as respective fair values changes. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives not designated or that do not qualify for hedge accounting are reported currently in earnings as non-interest income.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

Accrued settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense based on the item being hedged. Accrued settlements on derivatives not designated or that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still probable of occurring, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings.

The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. All of the contracts to which the Company is a party settle monthly or quarterly. In addition, the Company obtains collateral above certain thresholds of the fair value of its derivatives for each dealer counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.

Loans

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances, adjusted for partial charge-offs, the allowance for credit losses, and any deferred fees and costs on originated loans. Accrued interest receivable totaled $22.1 million and $24.1 million at December 31, 2025, and December 31, 2024, respectively, which is included on the Consolidated Balance Sheets and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct original costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

For all loan portfolio segments, the accrual of interest income is discontinued at the time the loan becomes 90 days delinquent, unless the loan is well-secured and in process of collection. Loans also are placed on non-accrual if collection of principal or interest is considered impaired. Past-due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest income accrued, but not received, for loans placed on non-accrual is reversed against interest income. Interest income received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. For all portfolio segments, loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, a history of on-time payments has again been established, and future payments are reasonably assured.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

Concentration of credit risk

Substantially all of the Company's loans and commitments have been granted to customers in the Company's market area; therefore, the Company's exposure to credit risk is significantly affected by changes in the market area's economy. Our customers are general depositors of the Company from the same market area. Some investments in state and municipal securities also involve governmental entities within the Company's market area. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Allowance for credit losses - loans

The allowance for credit losses, in management's judgment, reflects expected credit losses in the loan portfolio as of the balance sheet date. The estimate for expected credit losses is based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience as related to credit contractual term information. The ACL is measured and recorded upon the initial recognition of a financial asset. The ACL is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recapture of) credit losses, which is recorded in the Consolidated Statements of Income.

The ACL for expected credit losses is determined based on a quantitative assessment of two categories of loans: collectively evaluated loans and individually evaluated loans. In addition, the ACL also includes a qualitative component which adjusts the CECL model for risk factors that are not considered within the CECL model, but are relevant in assessing the expected credit losses within the loan portfolio.

The Company is using a remaining useful life or weighted average remaining maturity ("WARM") methodology to estimate its current expected credit losses. For purposes of calculating reserves in collectively evaluated loans, the ACL calculation segments the Company's loan portfolio using federal call codes to group loans which share similar risk characteristics. In order to generate reasonable and supportable forecasts of loss rates over a two-year period, the ACL calculation utilizes macroeconomic variable loss drivers, which may include aggregate macroeconomic indicators pertaining to such items as equity market conditions or interest rates, as well as other variables that are portfolio-specific, such as those that pertain to the commercial real estate or residential loan portfolios. A straight-line reversion technique is used for the following four quarters, and in following quarters, the ACL calculation reverts to historical average loss rates.

Based on management's analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond information used to calculate reasonable and supportable, reversion and post-reversion period forecasts on collectively evaluated loans. As the reasonable and supportable forecast and reversion period reflects the use of the macroeconomic variable loss drivers, management may consider that an additional or reduced reserve is warranted through qualitative risk factors based on current and expected conditions, including those that utilize supplemental information relative to the macroeconomic variable loss drivers. Qualitative risk factors considered by management include the following:

- Nature and volume of loans;

- Concentrations of credit including the existence and effect of any concentrations of credit, and changes in the level of such concentrations and;

- Delinquency trends, including the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

Loans $250 thousand and over that do not share similar risk characteristics are evaluated on an individual basis and are excluded from the collective evaluation for the ACL. Loans identified to be individually evaluated under CECL include loans on non-accrual status and may include accruing loans that do not share similar risk characteristics to other accruing loans collectively evaluated. A specific reserve analysis is applied to the individually evaluated loans, which considers collateral value, an observable market price, or the present value of the

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

expected future cash flows. A specific reserve may be assigned if the measured value of the loan using one of the before mentioned methods is less than the current carrying value of the loan.

Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the ACL based on the fair value of the collateral. A loan is considered collateral-dependent when the Company determines foreclosure is probable or the borrower is experiencing financial difficulty and the Company expects repayment to be provided substantially through the operation or sale of the collateral. Collateral could be in the form of real estate, equipment, or business assets. An ACL may result for a collateral-dependent loan if the fair value of the underlying collateral, as of the reporting date, adjusted for expected costs to repair or sell, was less than the amortized cost basis of the loan. If repayment of the loan is instead dependent only on the operation, rather than the sale of the collateral, the measure of the ACL does not incorporate estimated costs to sell. For loans analyzed on the basis of projected future principal and interest cash flows, the Company will discount the expected cash flows at the effective interest rate of the loan, and an ACL would result if the present value of the expected cash flows was less than the amortized cost basis of the loan. When the discounted cash flow method is used to determine the ACL, management does not adjust the effective interest rate used to discount cash flows to incorporate expected prepayments.

Allowance for credit losses - off-balance sheet credit exposures

On a quarterly basis, the Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL on off-balance sheet credit exposures is adjusted through the provision for credit losses on the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life by loan segment at each balance sheet date under the CECL model using the same methodology as the loan portfolio. The ACL for unfunded commitments is included in accrued interest and other liabilities on the Company's Consolidated Balance Sheets.

Purchased credit deteriorated (PCD) loans

The Company has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to the individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount of premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.

Premises and equipment

Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives up to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method (or accelerated) method with useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Company-owned life insurance

The Company has purchased life insurance policies on certain employees. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company,

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other real estate owned (OREO)

Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost. After foreclosure, valuations periodically are performed by management and the foreclosed assets held-for-sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for credit losses. All subsequent gains on sale, losses on sale, and additional write-downs are included in net gains/(losses) on other real estate owned. Revenue and expenses from the operations of foreclosed assets are included in other non-interest income and other operating expenses.

Income taxes

The Company accounts for income taxes in accordance with income tax accounting guidance. The Company has adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially, and subsequently, measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Pension plan

The Company has a non-contributory defined benefit pension plan that was frozen to new participants on June 1, 2005. The Company's funding policy for the defined benefit plan is to make annual contributions to the Plan in amounts that are determined based on actuarial valuations and recommendations and which meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

Authoritative accounting literature requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. Authoritative accounting literature also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. The guidance also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

year that arises from delayed recognition of the gains or losses, prior service costs or credits, and a transition asset or obligation.

401(k) plan & other plans

The Company maintains the 401(k) plans of both legacy Summit and Burke & Herbert. Under both of these plans, eligible employees may contribute a percentage of their compensation, and the Company matches a portion of the employee's contribution based on the specific 401(k) plan. The contribution amounts matched by the Company depend on the 401(k) plan. The 401(k) expense is the amount of the matching contributions. For the deferred compensation and supplemental retirement plan, the expense allocates the benefits over the years of service.

Earnings per common share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. The Company's capital structure includes a share-based incentive plan, and an employee stock purchase plan, which may be dilutive to earnings per share ("EPS"). Diluted EPS is calculated by assuming dilution of common shares and adjusting common shares for compensation cost attributable to the share-based compensation plan and employee stock purchase plan. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Trust assets and fees

Assets of the trust department, other than trust cash on deposit at the Company, are not included in these financial statements because they are not assets of the Company. Trust fees are recognized in income using the accrual method.

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are currently any such matters that will have a material effect on the financial statements.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss), net of tax. Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale, unrealized gains and losses on cash flow hedges, and changes in the funded status of the pension plan, which are also recognized as separate components of equity.

Leases

Leases are classified as operating or finance leases at the lease commencement date. The Company leases certain locations for its operations. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal. The Company does not record short-term leases with an initial lease term of one year or less on the Consolidated Balance Sheets.

At lease inception, the Company determines the lease term by considering the non-cancelable lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line lease expense. Leasehold improvements are amortized over the shorter of the useful life and the estimated lease term. The Company's leases do not contain residual value guarantees or material variable lease payments that will impact the Company's ability to pay dividends or cause the Company to incur additional material expenses.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line basis, variable lease expense, and any impairment of the right-of-use asset. Lease expense is included in occupancy expense on the Company's Consolidated Statements of Income. The Company's variable lease expense includes rent escalators that are based on market conditions defined in the lease agreements. The amortization of the right-of-use asset arising from finance leases is expensed through occupancy expense and the interest on the related lease liability is expensed through other interest expense on the Company's Consolidated Statements of Income.

Fair value of financial instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Goodwill and other intangible assets

Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that an impairment test should be performed. The Company has selected September 30 as the date to perform the annual impairment test. Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. Amortized intangibles must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable. An impairment loss related to intangible assets with finite useful lives is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value. After the impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consists of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions and are amortized on an accelerated method over their estimated useful lives, which range from 7 to 10 years.

Share-based compensation

Compensation cost is recognized for restricted stock units ("RSUs") issued to employees, based on the fair value of these awards at the date of grant. The Company RSUs awards are all classified as equity under U.S. GAAP. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize forfeitures as they occur for all share-based compensation plans.

Operating segment reporting

The Company operates in one segment – Community Banking and the financial performance of this one segment is used to make resource allocations and performance decisions. The Company's Chief Executive Officer is in charge of allocating the Company's resources and assessing performance, and has been identified as the chief operating decision maker. While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Individual operating results are not reviewed by senior management to make resource allocation or performance decisions. Therefore, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholder's equity.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

Adoption of new accounting standards

In March 2024, the FASB issued ASU 2024-01, *Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*. The amendments in this update seek to improve GAAP by adding an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments in this update are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted the standard with the fiscal year ending December 31, 2025, and it did not have a material impact on the financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU seeks to enhance the transparency and decision usefulness of the disclosures. The amendments in this update address investor requests for more transparency about income tax information through improvements to disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this update are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual consolidated financial statements that have not yet been issued. The Company adopted the standard with the fiscal year ending December 31, 2025, and it did not have a material impact on the financial statements.

In March 2023, the FASB issued ASU 2023-02, *Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*. These amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. The ASU is effective for public business entities for fiscal years beginning after December 15, 2024, including interim periods with those fiscal years. Early adoption is permitted for all entities in any interim period. The amendments in this ASU must be applied on either a modified retrospective or a retrospective basis (except for Low-Income Housing Tax Credit ("LIHTC") investments not accounted for using the proportional amortization method). A reporting entity that has LIHTC investments that are no longer permitted to use (1) the cost method guidance in paragraph 323-740-25-2A, (2) the equity method example in paragraphs 323-740-55-8 through 55-9, or (3) the delayed equity contribution guidance in paragraphs 323-740-25-3 must either use its general transition method (modified retrospective or retrospective) or apply a prospective approach. The Company adopted the standard with the fiscal year ending December 31, 2025, and it did not have a material impact on the financial statements.

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurements (Topic 820): Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions*. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments also require some additional disclosures for equity securities that are subject to contractual sale restrictions. The amendments in this ASU are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. The Company adopted the standard with the fiscal year ending December 31, 2025, and it did not have a material impact on the financial statements.

On November 27, 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*. The amendments "improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses." In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

disclosure requirements. The purpose of the amendments is to enable "investors to better understand an entity's overall performance" and assess "potential future cash flows."

The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The enhanced segment disclosure requirements apply "retrospectively to all prior periods presented in the financial statements." The significant segment expense and other segment item amounts "disclosed in prior periods shall be based on the significant segment expense categories identified and disclosed in the period of adoption." The amendments in ASU 2023-07 were effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the standard with the fiscal year ending December 31, 2024, and it did not have a material impact on the financial statements.

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* ("ASC 326"), as amended, which replaces the incurred loss methodology with an expected credit loss methodology that is referred to as the current expected credit loss methodology. The CECL methodology requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, as well as future forecasts, including reasonable and supportable forecasts and other forecast periods. CECL generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures, such as unfunded commitments to extend credit. Financial assets measured at amortized cost are presented as the net amount expected to be collected.

In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not that they will be required to sell.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The adoption of the new CECL standard resulted in a cumulative-effect adjustment that increased the allowance for credit losses for loans by $4.1 million and increased the allowance for unfunded commitments by $274.8 thousand. Retained earnings, net of deferred taxes, decreased by $3.4 million. Results for reporting periods beginning after January 1, 2023, are presented under ASU 2016-13, while prior period amounts continue to be reported in accordance with the incurred loss model under the previously applicable GAAP.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

The following table illustrates the impact of the adoption of CECL, and the transition away from the incurred loss method, on January 1, 2023. The impact to the ACL is presented at the loan segment level (in thousands):

	January 1, 2023		
	Reserves under Incurred Loss Model	Reserves under CECL Model	Impact of CECL Adoption
Financial Assets:			
Commercial real estate	$ 15,477	$ 18,163	$ 2,686
Owner-occupied commercial real estate	635	629	(6)
Acquisition, construction & development	2,082	1,442	(640)
Commercial & industrial	438	675	237
Single family residential (1-4 units)	2,379	4,040	1,661
Consumer non-real estate and other	28	215	187
Unallocated reserve	—	—	—
Allowance for credit losses on loans	$ 21,039	$ 25,164	$ 4,125
Financial Liabilities:			
Allowance for credit losses on off-balance sheet credit exposure	$ —	$ 275	$ 275

The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. The Company did not record an ACL for securities upon adoption.

The Company elected not to measure an ACL for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on non-accrual status, which generally occurs when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

On January 1, 2023, the Company adopted Accounting Standard Update ("ASU") 2022-02, Financial Instruments - Credit Losses (Topic 326), *Troubled Debt Restructurings and Vintage Disclosures*. ASU 2022-02 addresses areas identified by the FASB as part of its implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors that have adopted the CECL model and enhance the disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the amendments require that the Company disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The Company adopted the standard prospectively, and it did not have a material impact on the financial statements.

In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815), Fair Value Hedging - Portfolio Layer Method*. ASU 2022-01 clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets and is intended to better align hedge accounting with an organization's risk management strategies. In 2017, FASB issued ASU 2017-12 to better align the economic results of risk management activities with hedge accounting. One of the major provisions of that standard was the addition of the last-of-layer hedging method. For a closed portfolio of fixed-rate-prepayable financial assets of one or more beneficial interests secured by a portfolio of prepayable financial instruments, such as mortgages or mortgage-backed securities, the last-of-layer method allows an entity to hedge its exposure to fair value changes due to the changes in interest rates for a portion of the portfolio that is not expected to be affected by prepayments, defaults, and other events affecting

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)

the timing and amount of cash flows. ASU 2022-01 renames that method the portfolio layer method. ASU 2022-01 was effective January 1, 2023.

Newly issued not yet adopted accounting standards

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326): Purchased Loans.* This ASU amends the accounting for certain acquired loans by expanding the use of the "gross-up" approach under the CECL model to include purchased seasoned loans. Under this approach, the allowance for expected credit losses is recognized at the acquisition date as an adjustment to the loan's amortized cost basis, rather than through a provision for credit losses, thereby eliminating a "day-one" credit loss expense for loans within the scope of the guidance. The amendments do not change the accounting for purchased credit-deteriorated loans, originated loans, credit card loans, or debt securities. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and are to be applied on a prospective basis. Early adoption is permitted. The Company expects to early adopt this ASU based on the pending LNKB merger.

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Subtopic 220-40): Reporting Comprehensive Income—Expense Disaggregation Disclosures.* This ASU seeks to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU is not expected to have a material impact our consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We do not expect the adoption of ASU 2023-06 to have a material impact on our consolidated financial statements.

Note 2— Securities

The carrying amount of available-for-sale securities and their approximate fair values at December 31, 2025, and December 31, 2024, are summarized as follows (in thousands):

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
U.S. Treasuries and government agencies	$ 159,088	$ —	$ 8,964	$ 150,124
Obligations of states and municipalities	977,104	5,414	59,944	922,574
Residential mortgage backed — agency	57,731	464	2,810	55,385
Residential mortgage backed — non-agency	221,443	1,860	5,211	218,092
Commercial mortgage backed — agency	74,253	250	607	73,896
Commercial mortgage backed — non-agency	112,082	584	1,557	111,109
Asset-backed	53,954	89	577	53,466
Other	32,162	158	1,012	31,308
Total	$ 1,687,817	$ 8,819	$ 80,682	$ 1,615,954

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
U.S. Treasuries and government agencies	$ 165,619	$ —	$ 16,492	$ 149,127
Obligations of states and municipalities	777,181	846	79,303	698,724
Residential mortgage backed — agency	57,244	121	4,179	53,186
Residential mortgage backed — non-agency	259,964	44	12,132	247,876
Commercial mortgage backed — agency	33,791	27	747	33,071
Commercial mortgage backed — non-agency	158,621	2	4,112	154,511
Asset-backed	64,308	316	568	64,056
Other	32,861	302	1,343	31,820
Total	$ 1,549,589	$ 1,658	$ 118,876	$ 1,432,371

At December 31, 2025, and December 31, 2024, securities with amortized costs of $1.1 billion and $1.2 billion, respectively, and with estimated fair values of $1.1 billion and $1.1 billion, respectively, were pledged to serve as collateral for secured borrowings, derivative exposures, or to secure public deposits as required or permitted by law.

The proceeds from sales, calls and maturities, and principal payments received of debt securities available-for-sale, and the related gross gains and losses realized for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, were as follows (in thousands):

	Proceeds from			Gross realized	
For the year ended December 31,	Sales	Calls and maturities	Principal Payments	Gains	Losses
2025	$ 22,083	$ 48,987	$ 160,597	$ 258	$ 111
2024	372,370	46,434	211,443	3,381	2,024
2023	77,780	1,797	110,228	772	884

The tax benefit (provision) related to these net realized gains and losses for 2025, 2024, and 2023 was $(33.6) thousand, $(312.1) thousand, and $23.5 thousand, respectively.

Note 2— Securities (continued)

The maturities of securities available-for-sale at December 31, 2025, were as follows (in thousands): (Expected maturities of securities not due at a single maturity date are based on average life at estimated prepayment speed. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay some obligations with or without call or prepayment penalties).

| | December 31, 2025 | | | | |
| | Amortized Cost | | | | |
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale					
U.S. Treasuries and government agencies	$ —	$ 159,088	$ —	$ —	$ 159,088
Obligations of states and municipalities	6,326	286,277	437,303	247,198	977,104
Residential mortgage backed - agency	18	24,459	23,217	10,037	57,731
Residential mortgage backed - non-agency	4,064	59,742	132,672	24,965	221,443
Commercial mortgage backed - agency	—	24,723	40,851	8,679	74,253
Commercial mortgage backed - non-agency	17,175	62,903	32,004	—	112,082
Asset-backed	8,076	18,924	17,567	9,387	53,954
Other	—	2,800	20,276	9,086	32,162
Total	$ 35,659	$ 638,916	$ 703,890	$ 309,352	$ 1,687,817

| | December 31, 2025 | | | | |
| | Fair Value | | | | |
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale					
U.S. Treasuries and government agencies	$ —	$ 150,124	$ —	$ —	$ 150,124
Obligations of states and municipalities	6,323	275,493	411,447	229,311	922,574
Residential mortgage backed - agency	18	24,487	20,434	10,446	55,385
Residential mortgage backed - non-agency	3,961	57,234	131,624	25,273	218,092
Commercial mortgage backed - agency	—	24,319	40,872	8,705	73,896
Commercial mortgage backed - non-agency	17,093	62,113	31,903	—	111,109
Asset-backed	8,113	18,599	17,383	9,371	53,466
Other	—	2,882	19,475	8,951	31,308
Total	$ 35,508	$ 615,251	$ 673,138	$ 292,057	$ 1,615,954

At year-end 2025 and 2024, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in any amount greater than 10% of shareholders' equity.

The following table shows the gross unrealized losses and fair value of the Company's securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025, and December 31, 2024.

Note 2— Securities (continued)

Available-for-sale securities in a continuous unrealized loss position for less than twelve months and more than twelve months are as follows (in thousands):

| | December 31, 2025 | | | | | |
| | Less Than Twelve Months | | More Than Twelve Months | | | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses	
Securities Available-for-Sale						
U.S. Treasuries and government agencies	$ —	$ —	$ 150,124	$ 8,964	$ 8,964	
Obligations of states and municipalities	134,143	1,852	513,623	58,092	59,944	
Residential mortgage backed - agency	4,461	4	24,832	2,806	2,810	
Residential mortgage backed - non-agency	11,545	17	85,750	5,194	5,211	
Commercial mortgage backed - agency	14,987	93	26,032	514	607	
Commercial mortgage backed - non-agency	29,730	131	30,175	1,426	1,557	
Asset-backed	14,531	38	27,750	539	577	
Other	—	—	22,288	1,012	1,012	
Total	$ 209,397	$ 2,135	$ 880,574	$ 78,547	$ 80,682	

| | December 31, 2024 | | | | | |
| | Less Than Twelve Months | | More Than Twelve Months | | | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses	
Securities Available-for-Sale						
U.S. Treasuries and government agencies	$ —	$ —	$ 149,127	$ 16,492	$ 16,492	
Obligations of states and municipalities	181,027	5,338	433,488	73,965	79,303	
Residential mortgage backed - agency	203	2	42,233	4,177	4,179	
Residential mortgage backed - non-agency	110,191	1,911	134,727	10,221	12,132	
Commercial mortgage backed - agency	3,412	29	28,885	718	747	
Commercial mortgage backed - non-agency	30,064	523	108,761	3,589	4,112	
Asset-backed	4,140	4	29,243	564	568	
Other	15,123	138	8,295	1,205	1,343	
Total	$ 344,160	$ 7,945	$ 934,759	$ 110,931	$ 118,876	

The Company is required to conduct an impairment evaluation on AFS securities to determine whether the Company has the intent to sell the security or it is more likely than not that it will be required to sell the security before recovery. If these situations apply, the guidance requires the Company to reduce the security's amortized cost basis down to its fair value through earnings. The Company also evaluates the unrealized losses on AFS securities to determine if a security's decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying

Note 2— Securities (continued)

collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor.

This includes, but is not limited to, an evaluation of the type of security, length of time, and extent to which the fair value has been less than cost and near-term prospects of the issuer. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis under the CECL standard, and declines due to non-credit factors are recorded in accumulated other comprehensive income ("AOCI"), net of taxes. If a credit loss is recognized in earnings, subsequent improvements to the expectation of collectability will be recognized through the ACL. If the fair value of the security increases above its amortized cost, the unrealized gain will be recorded in accumulated other comprehensive income, net of taxes, in the Consolidated Balance Sheets. Prior to implementation of the CECL standard, unrealized losses caused by a credit event would require the direct write-down of the AFS security through the other-than-temporary impairment ("OTTI") approach.

The Company did not record an ACL on the AFS securities as of December 31, 2025 and as of December 31, 2024. The Company considers the unrealized losses on the AFS securities to be related to fluctuations in market conditions, primarily interest rates, and not reflective of deterioration in credit. The Company had 403 securities in an unrealized loss position as of December 31, 2025. The Company has evaluated AFS securities in an unrealized loss position for credit-related impairment at December 31, 2025, and concluded no impairment existed based on a combination of factors, which included: (1) the securities are of high credit quality, (2) unrealized losses are primarily the result of market volatility and increases in market interest rates, (3) the contractual terms of the investments do not permit the issuer(s) to settle the securities at a price less than the par value of each investment, (4) issuers continue to make timely principal and interest payments, and (5) the Company does not intend to sell any of the investments and the accounting standard of "more likely than not" has not been met for the Company to be required to sell any of the investments before recovery of its amortized cost basis. As such, there was no ACL on AFS securities at December 31, 2025 and at December 31, 2024.

Securities of U.S. Treasury and Federal Agencies and Federal Agency Mortgage (Residential and Commercial) Backed Securities

At December 31, 2025, the unrealized losses associated with 10 U.S. Treasuries and Government Agency securities, 8 Residential Mortgage Backed – Agency securities, and 13 Commercial Mortgage Backed – Agency securities were generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at December 31, 2025.

Securities of U.S. States and Municipalities

At December 31, 2025, the unrealized losses associated with 284 State and Municipal securities were primarily caused by changes in interest rates and not the credit quality of the securities. These investments are investment grade and were generally underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer's guarantee in making the investment decision. These securities will continue to be monitored as part of our ongoing impairment analysis but are expected to perform, even if the rating agencies reduce the credit rating of the bond insurers. As a result, we expect to recover the entire amortized cost basis of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at December 31, 2025.

Residential & Commercial Mortgage Backed – Non-Agency Securities

At December 31, 2025, the unrealized losses associated with 53 Residential Mortgage Backed – Non-Agency securities and 10 Commercial Mortgage Backed – Non-Agency securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit

Note 2— Securities (continued)

enhancement level of the securities, we expect to recover the entire amortized cost of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at December 31, 2025.

Asset-Backed Securities

At December 31, 2025, the unrealized losses associated with 18 Asset-Backed securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at December 31, 2025.

Other Securities

At December 31, 2025, the unrealized losses associated with 7 securities were primarily driven by interest rates and not the credit quality of the securities. These investments are underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer's guarantee in making the investment decision. Based on our assessment of the expected credit losses, we expect to recover the entire amortized cost basis of the securities. Therefore, the Company has concluded that the unrealized losses for these securities do not require an ACL at December 31, 2025.

Restricted stock, at cost

The Company's investment in FHLB stock totaled $26.8 million and $18.2 million at December 31, 2025, and 2024, respectively. The Company's investment in Federal Reserve Bank stock totaled $14.8 million and $14.8 million at December 31, 2025, and 2024, respectively. FHLB and Federal Reserve stock are generally viewed as long-term investments and as restricted investment securities, which are carried at cost, because there is no market for the stocks other than member institutions. Therefore, when evaluating FHLB and Federal Reserve stock for impairment, their values are based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider these investments to be impaired at December 31, 2025, and no impairment has been recognized. FHLB stock and Federal Reserve stock are included in a separate line item, Restricted stock, at cost, on the Consolidated Balance Sheets and are not part of the Company's AFS investment securities portfolio.

The Company's Restricted stock line item on the Consolidated Balance Sheets also includes an investment in Community Bankers' Bank, totaling $111 thousand at December 31, 2025, and $111 thousand December 31, 2024, which is carried at cost and is not impaired at December 31, 2025. The Company also has other restricted investments including Independent Community Bancorp, Inc., Atlantic Community Bankers Bank, and WV Bankers Title which are included in restricted stock on the Consolidated Balance Sheets as of December 31, 2025.

Note 3— Loans

The Company's loan portfolio segments, as reported in the tables below, include (i) commercial real estate, (ii) owner-occupied commercial real estate, (iii) acquisition, construction & development, (iv) commercial & industrial, (v) single family residential (1-4 units), and (vi) consumer non-real estate and other. The risks associated with lending activities differ among the various loan segments and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans, and general economic conditions.

- Commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the creditworthiness of the sponsor and the value of the collateral.

- Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral.

Note 3— Loans (continued)

- Acquisition, construction & development loans carry risk associated with the creditworthiness of the borrower, project completion within budget, sale after completion, and the value of the collateral.

- Commercial & industrial loans carry the risk associated with the operations of the business and the value of the collateral, if any.

- Single family residential (1-4 units) loans for consumer purposes carry risk associated with the continued creditworthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purpose carry risk associated with the continued creditworthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.

- Consumer non-real estate and other loans, which includes overdrafts, carry risk associated with the creditworthiness of the borrower and the value of the collateral, if any.

Loans at year-end by portfolio segment were as follows (in thousands):

	December 31, 2025	December 31, 2024
Commercial real estate	$ 2,769,287	$ 2,637,802
Owner-occupied commercial real estate	593,120	614,362
Acquisition, construction & development	386,870	465,537
Commercial & industrial	461,921	613,085
Single family residential (1-4 units)	1,127,684	1,173,749
Consumer non-real estate and other	48,794	167,701
Loans, gross	5,387,676	5,672,236
Allowance for credit losses	(67,823)	(68,040)
Loans, net	$ 5,319,853	$ 5,604,196

Net deferred loan fees included in the above loan categories totaled $6.2 million and $4.4 million at December 31, 2025, and December 31, 2024, respectively.

Note 4— Allowance for Credit Losses

On January 1, 2023, the Company adopted the CECL methodology as required under ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. For further discussion on the Company's accounting policies and policy elections related to the accounting standards update refer to Note 1 — Nature of Business Activities and Significant Accounting Policies in these Notes to Consolidated Financial Statements. All information presented as of December 31, 2025, and December 31, 2024, is in accordance with ASC 326.

The Company's ACL is calculated quarterly, with any adjustment recorded to the provision for credit losses in the Consolidated Statements of Income. Management calculates the quantitative portion of collectively evaluated loans for all loan categories using the WARM method. For purposes of estimating the Company's ACL, management evaluates collectively evaluated loans by federal call code in order to group loans with similar risk characteristics.

Loans that do not share similar risk characteristics are evaluated on an individual loan basis and are excluded from the collective evaluation for the ACL. Loans identified to be individually evaluated under CECL include loans on non-accrual status and may include accruing loans that do not share similar risk characteristics to other accruing loans that are collectively evaluated on a loan pool basis. A specific reserve analysis may be applied to the individually evaluated loans, which considers collateral value, an observable market price, or the present value of the

Note 4— Allowance for Credit Losses (continued)

expected future cash flows. A specific reserve is assigned if the measured value of the loan using one of the before mentioned methods is less than the carrying value of the loan.

Based on management's analysis, adjustments may be applied for additional factors impacting the risk of loss in the loan portfolio beyond the information that is used to calculate a reasonable and supportable forecast and a reversion period forecast on collectively evaluated loans. Management may consider an additional or reduced reserve as warranted through qualitative risk factors based on the current and expected conditions, as measured in supplemental information relative to the macroeconomic variable loss drivers used to calculate a reasonable and supportable forecast and reversion period. These qualitative risk factors considered by management are largely comparable to legacy factors prior to the adoption of CECL.

The following tables present the activity in the ACL for the year ended December 31, 2025, including the impact of the allowance established for PCD loans, the activity in the ACL including the impact of the adoption of CECL for the year ended December 31, 2024, and the activity in the ACL for the year ended December 31, 2023 (in thousands).

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2025							
Balance, beginning of period	$ 30,444	$ 3,261	$ 17,386	$ 6,633	$ 9,763	$ 553	$ 68,040
Provision for (recapture of) credit losses	(4,180)	568	(165)	1,795	2,707	1,601	2,326
Charge-offs	(116)	(1,100)	(1)	(238)	(232)	(2,148)	(3,835)
Recoveries	42	31	1	37	298	883	1,292
Balance, end of period	$ 26,190	$ 2,760	$ 17,221	$ 8,227	$ 12,536	$ 889	$ 67,823

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2024							
Balance, beginning of period	$ 20,633	$ 783	$ 368	$ 645	$ 2,797	$ 75	$ 25,301
Allowance established for acquired PCD loans	7,503	1,931	5,968	5,684	2,608	216	23,910
Provision for (recapture of) credit losses	2,675	547	11,050	566	4,465	1,172	20,475
Charge-offs	(382)	—	—	(301)	(190)	(934)	(1,807)
Recoveries	15	—	—	39	83	24	161
Balance, end of period	$ 30,444	$ 3,261	$ 17,386	$ 6,633	$ 9,763	$ 553	$ 68,040

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2023							
Beginning balance, prior to adoption of CECL	$ 15,477	$ 635	$ 2,082	$ 438	$ 2,379	$ 28	$ 21,039
Impact of adoption CECL	2,686	(6)	(640)	237	1,661	187	4,125
Provision for (recapture of) loan losses	2,432	154	(1,074)	(1)	(1,295)	19	235
Charge-offs	—	—	—	(29)	—	(165)	(194)
Recoveries	38	—	—	—	52	6	96
Balance, end of period	$ 20,633	$ 783	$ 368	$ 645	$ 2,797	$ 75	$ 25,301

Note 4— Allowance for Credit Losses (continued)

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. The following table presents the aging of the recorded investment in past due loans as of December 31, 2025, and December 31, 2024, by portfolio segment (in thousands).

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
				December 31, 2025				
Commercial real estate	$ 4,535	$ 1,676	$ 37,891	$ 44,102	$ 2,725,185	$ 2,769,287	$ 677	$ 37,318
Owner-occupied commercial real estate	1,251	1,091	6,310	8,652	584,468	593,120	177	7,800
Acquisition, construction & development	578	699	13,243	14,520	372,350	386,870	559	12,793
Commercial & industrial	2,008	2,354	5,629	9,991	451,930	461,921	512	5,512
Single family residential (1-4 units)	14,823	7,541	3,594	25,958	1,101,726	1,127,684	1,694	6,802
Consumer non-real estate and other	395	151	346	892	47,902	48,794	4	388
Total	$ 23,590	$ 13,512	$ 67,013	$ 104,115	$ 5,283,561	$ 5,387,676	$ 3,623	$ 70,613

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
				December 31, 2024				
Commercial real estate	$ 10,974	$ —	$ 8,440	$ 19,414	$ 2,618,388	$ 2,637,802	$ —	$ 19,183
Owner-occupied commercial real estate	1,160	1,636	5,240	8,036	606,326	614,362	307	5,760
Acquisition, construction & development	5,210	38	1,243	6,491	459,046	465,537	812	1,098
Commercial & industrial	1,654	1,594	1,469	4,717	608,368	613,085	350	1,757
Single family residential (1-4 units)	20,724	4,379	3,420	28,523	1,145,226	1,173,749	1,012	7,857
Consumer non-real estate and other	637	300	195	1,132	166,569	167,701	16	216
Total	$ 40,359	$ 7,947	$ 20,007	$ 68,313	$ 5,603,923	$ 5,672,236	$ 2,497	$ 35,871

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, current economic information, and other factors. The Company analyzes loans individually by classifying the loans by credit risk. The Company internally grades all commercial loans at the time of origination. In addition, the Company performs an annual review on at least 50% of the Bank's commercial credit exposure. The Company uses the following definitions for credit risk classifications:

Pass: These include satisfactory loans that have acceptable levels of risk.

Special Mention: Loans classified as special mention have a potential credit weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard: Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of debt. Loans classified as substandard are inadequately protected by sound net worth, payment capacity of the borrower, or of the collateral pledged. If weaknesses go uncorrected, there is potential for partial loss of principal and/or interest.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and unlikely.

Note 4— Allowance for Credit Losses (continued)

Loss: Loans classified as a loss are considered to be uncollectible and cannot be justified to continue as viable assets. While there may be the possibility of some recovery in the future, it is not practical or desirable to defer writing off these loans at the present time.

The Company has a portfolio of smaller homogenous loans that are not individually risk rated that are included within the single family residential and consumer non-real estate and other loan classes. Generally, these loan classes are rated as "Pass," unless these loans are on non-accrual, and are then classified as substandard.

The following table presents the amortized cost basis of the loan portfolio by year of origination, loan class, and credit quality, as of December 31, 2025 (in thousands).

| | | Term Loans | | | | | | | |
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Commercial real estate								
Pass	$ 324,565	$ 245,763	$ 377,142	$ 437,116	$ 383,808	$ 620,673	$ 128,260	$ 2,517,327
Special Mention	—	5,395	5,224	13,941	—	34,172	2,468	61,200
Substandard	—	—	15,675	50,300	50,745	53,091	16,058	185,869
Doubtful	—	—	—	3,156	—	1,735	—	4,891
Loss	—	—	—	—	—	—	—	—
Total	$ 324,565	$ 251,158	$ 398,041	$ 504,513	$ 434,553	$ 709,671	$ 146,786	$ 2,769,287
Year to date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 116	$ —	$ 116
Owner-occupied commercial real estate								
Pass	$ 72,903	$ 57,923	$ 61,402	$ 75,692	$ 91,329	$ 175,545	$ 32,434	$ 567,228
Special Mention	—	—	274	6,182	232	3,421	—	10,109
Substandard	459	—	521	2,002	1,113	6,391	73	10,559
Doubtful	—	—	—	3,404	1,820	—	—	5,224
Loss	—	—	—	—	—	—	—	—
Total	$ 73,362	$ 57,923	$ 62,197	$ 87,280	$ 94,494	$ 185,357	$ 32,507	$ 593,120
Year to date gross charge-offs	$ —	$ —	$ —	$ 363	$ 10	$ 632	$ 95	$ 1,100
Acquisition, construction & development								
Pass	$ 51,546	$ 27,499	$ 139,222	$ 56,766	$ 32,792	$ 13,664	$ 48,012	$ 369,501
Special Mention	—	—	3,511	—	—	137	91	3,739
Substandard	—	—	258	812	4,062	4,974	—	10,106
Doubtful	—	—	—	3,415	—	—	109	3,524
Loss	—	—	—	—	—	—	—	—
Total	$ 51,546	$ 27,499	$ 142,991	$ 60,993	$ 36,854	$ 18,775	$ 48,212	$ 386,870
Year to date gross charge-offs	$ —	$ —	$ 1	$ —	$ —	$ —	$ —	$ 1
Commercial & industrial								
Pass	$ 63,901	$ 66,758	$ 27,018	$ 25,659	$ 16,991	$ 26,677	$ 206,654	$ 433,658
Special Mention	1,814	2,086	637	13,788	—	1,238	1,009	20,572
Substandard	704	64	855	2,286	192	1,083	2,463	7,647
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	37	7	44
Total	$ 66,419	$ 68,908	$ 28,510	$ 41,733	$ 17,183	$ 29,035	$ 210,133	$ 461,921
Year to date gross charge-offs	$ —	$ —	$ 32	$ 8	$ —	$ 14	$ 184	$ 238
Single family residential (1-4 units)								
Pass	$ 66,662	$ 82,957	$ 131,349	$ 180,837	$ 125,345	$ 362,811	$ 168,043	$ 1,118,004
Special Mention	—	283	134	788	401	503	673	2,782

Note 4— Allowance for Credit Losses (continued)

Substandard	115	—	1,615	589	713	3,434	336	6,802
Doubtful	—	—	—	—	—	95	—	95
Loss	—	—	—	—	—	1	—	1
Total	$ 66,777	$ 83,240	$ 133,098	$ 182,214	$ 126,459	$ 366,844	$ 169,052	$ 1,127,684
Year to date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 60	$ 172	$ 232
Consumer non-real estate and other								
Pass	$ 9,612	$ 10,961	$ 5,543	$ 2,804	$ 687	$ 1,645	$ 17,335	$ 48,587
Special Mention	—	—	92	—	33	—	—	125
Substandard	—	62	20	—	—	—	—	82
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 9,612	$ 11,023	$ 5,655	$ 2,804	$ 720	$ 1,645	$ 17,335	$ 48,794
Year to date gross charge-offs	$ 1,750	$ 195	$ 133	$ 62	$ 2	$ 1	$ 5	$ 2,148
Totals	$ 592,281	$ 499,751	$ 770,492	$ 879,537	$ 710,263	$ 1,311,327	$ 624,025	$ 5,387,676

The following table presents the amortized cost basis of the loan portfolio by year of origination, loan class, and credit quality, as of December 31, 2024 (in thousands).

	Term Loans							
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Commercial real estate								
Pass	$ 248,023	$ 378,322	$ 482,195	$ 337,136	$ 153,187	$ 588,490	$ 96,914	$ 2,284,267
Special Mention	—	7,148	30,018	52,885	7,154	57,255	28,211	182,671
Substandard	—	2,232	49,752	39,636	2,999	52,740	23,505	170,864
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$ 248,023	$ 387,702	$ 561,965	$ 429,657	$ 163,340	$ 698,485	$ 148,630	$ 2,637,802
Year to date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 382	$ —	$ 382
Owner-occupied commercial real estate								
Pass	$ 61,433	$ 72,571	$ 93,941	$ 126,700	$ 36,197	$ 170,809	$ 32,452	$ 594,103
Special Mention	—	—	—	243	2,729	1,275	—	4,247
Substandard	—	—	5,192	1,496	5,499	3,594	82	15,863
Doubtful	—	—	—	—	—	149	—	149
Loss	—	—	—	—	—	—	—	—
Total	$ 61,433	$ 72,571	$ 99,133	$ 128,439	$ 44,425	$ 175,827	$ 32,534	$ 614,362
Year to date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Acquisition, construction & development								
Pass	$ 25,461	$ 109,751	$ 90,652	$ 147,702	$ 3,564	$ 16,312	$ 15,107	$ 408,549
Special Mention	—	—	—	2,641	142	—	—	2,783
Substandard	—	13,115	4,467	3,326	21,372	63	11,564	53,907
Doubtful	—	—	—	—	—	—	298	298
Loss	—	—	—	—	—	—	—	—
Total	$ 25,461	$ 122,866	$ 95,119	$ 153,669	$ 25,078	$ 16,375	$ 26,969	$ 465,537
Year to date gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Note 4— Allowance for Credit Losses (continued)

Commercial & industrial								
Pass	$ 108,206	$ 57,280	$ 47,828	$ 35,189	$ 15,109	$ 28,019	$ 237,852	$ 529,483
Special Mention	365	—	35,237	10,898	1,505	—	16,856	64,861
Substandard	37	285	4,482	618	523	1,029	11,765	18,739
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	2	—	2
Total	$ 108,608	$ 57,565	$ 87,547	$ 46,705	$ 17,137	$ 29,050	$ 266,473	$ 613,085
Year to date gross charge-offs	$ —	$ 10	$ 195	$ 87	$ —	$ 9	$ —	$ 301
Single family residential (1-4 units)								
Pass	$ 88,857	$ 152,438	$ 201,410	$ 142,719	$ 77,783	$ 332,025	$ 170,077	$ 1,165,309
Special Mention	—	—	—	—	—	214	174	388
Substandard	—	1,494	800	586	605	3,935	437	7,857
Doubtful	—	—	—	—	—	—	—	—
Loss	93	—	—	—	—	1	101	195
Total	$ 88,950	$ 153,932	$ 202,210	$ 143,305	$ 78,388	$ 336,175	$ 170,789	$ 1,173,749
Year to date gross charge-offs	$ —	$ 39	$ 28	$ —	$ —	$ 123	$ —	$ 190
Consumer non-real estate and other								
Pass	$ 21,095	$ 10,796	$ 6,122	$ 1,836	$ 1,096	$ 2,797	$ 123,148	$ 166,890
Special Mention	15	—	—	—	—	—	—	15
Substandard	363	90	17	—	—	17	—	487
Doubtful	—	—	—	5	3	—	—	8
Loss	289	12	—	—	—	—	—	301
Total	$ 21,762	$ 10,898	$ 6,139	$ 1,841	$ 1,099	$ 2,814	$ 123,148	$ 167,701
Year to date gross charge-offs	$ 468	$ 71	$ 17	$ 1	$ —	$ 20	$ 357	$ 934
Totals	$ 554,237	$ 805,534	$ 1,052,113	$ 903,616	$ 329,467	$ 1,258,726	$ 768,543	$ 5,672,236

Loans for which the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral are considered to be collateral-dependent loans. Collateral can have a significant financial effect in mitigating exposure to credit risk and, where there is sufficient collateral, an allowance for credit losses is not recognized or is minimal. For collateral-dependent loans, the allowance for credit losses is individually assessed based on the fair value of the collateral less estimated costs of sale. The Company's collateral-dependent loans are secured by real estate, inventory and equipment. Collateral values are generally based on appraisals, which are adjusted for changes in market indices. As of December 31, 2025 and December 31, 2024, the Company had $68.7 million and $28.3 million of collateral-dependent impaired loans, respectively.

The collateral-dependent loans at December 31, 2025 consisted of $38.2 million of commercial real estate loans, $9.0 million of owner-occupied commercial real estate loans, $13.3 million of acquisition, construction & development loans, $4.4 million of commercial & industrial loans, and $3.8 million of single family residential loans. The collateral-dependent loans at December 31, 2024 consisted of $19.9 million of commercial real estate loans, $1.8 million of owner-occupied commercial real estate loans, $904.0 thousand of acquisition, construction & development loans, $1.3 million of commercial & industrial loans, and $4.3 million of single family residential loans. For the years ended December 31, 2025 and December 31, 2024, there were no significant deterioration or changes in the collateral securing these loans.

Note 4— Allowance for Credit Losses (continued)

The following tables present information about collateral-dependent loans that were individually evaluated for purposes of determining the ACL as of December 31, 2025 and December 31, 2024 (in thousands).

| | Collateral Dependent Loans | | | | | |
| | With Allowance | | With No Related Allowance | Total | | |
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance	
December 31, 2025						
Commercial real estate	$ 14,316	$ 3,939	$ 23,857	$ 38,173	$ 3,939	
Owner-occupied commercial real estate	—	—	8,987	8,987	—	
Acquisition, construction & development	4,071	1,431	9,276	13,347	1,431	
Commercial & industrial	4,440	4,227	—	4,440	4,227	
Single family residential (1-4 units)	258	35	3,516	3,774	35	
Consumer non-real estate and other	—	—	—	—	—	
Total	$ 23,085	$ 9,632	$ 45,636	$ 68,721	$ 9,632	

| | Collateral Dependent Loans | | | | | |
| | With Allowance | | With No Related Allowance | Total | | |
	Amortized Cost	Related Allowance	Amortized Cost	Amortized Cost	Related Allowance	
December 31, 2024						
Commercial real estate	$ 7,459	$ 4,791	$ 12,439	$ 19,898	$ 4,791	
Owner-occupied commercial real estate	—	—	1,833	1,833	—	
Acquisition, construction & development	535	303	369	904	303	
Commercial & industrial	983	734	348	1,331	734	
Single family residential (1-4 units)	898	26	3,408	4,306	26	
Consumer non-real estate and other	—	—	—	—	—	
Total	$ 9,875	$ 5,854	$ 18,397	$ 28,272	$ 5,854	

Purchased Credit Deteriorated Loans

The Company has purchased loans for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans, at acquisition, is as follows (in thousands):

	Amounts
Purchase price of loans at acquisition	$ 380,795
Allowance for credit losses at acquisition	23,910
Non-credit discount/(premium) at acquisition	37,640
Par value of acquired loans at acquisition	$ 442,345

Loan Modifications

On January 1, 2023, the Company adopted ASU 2022-02 on a modified retrospective basis. ASU 2022-02 eliminates the TDR accounting model and requires that the Company evaluate, based on the accounting for loan modifications, whether the borrower is experiencing financial difficulty, and the modification results in a more-than-insignificant direct change in the contractual cash flows and represents a new loan or a continuation of an existing loan. This change required all loan modifications to be accounted for under the general loan modification guidance

Note 4— Allowance for Credit Losses (continued)

in ASC 310-20 - *Receivables — Nonrefundable Fees and Other Costs*, and subjects entities to new disclosure requirements on loan modifications to borrowers experiencing financial difficulty. Upon adoption of CECL, the Company loans classified as TDRs were individually evaluated for the ACL, and the measurement was done either using the collateral-dependent or the discounted cash flow method.

The Company may modify loans to borrowers experiencing financial difficulty by providing principal forgiveness, term extension, interest rate reduction, or an other-than-insignificant payment delay. When principal forgiveness is provided, the amount of forgiveness is charged-off against the ACL. The Company may also provide multiple types of modifications on an individual loan. For the years ended December 31, 2025 and December 31, 2024 the Company did not extend any modifications to borrowers experiencing financial difficulty that had a more-than-insignificant direct change in the contractual cash flows of the loan.

Other Real Estate Owned

Real estate owned activity was as follows for the years ended December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Beginning balance	$ 2,783	$ —
Loans acquired/transferred to real estate owned	259	3,541
Capital expenditures	—	—
Write-downs	(195)	—
Sales of real estate owned	(158)	(758)
End of period balance	$ 2,689	$ 2,783

Note 5— Premises and Equipment

Premises and equipment are included in the Balance Sheet at December 31, 2025, and December 31, 2024, were as follows (in thousands):

	December 31, 2025	December 31, 2024
Cost:		
Land	$ 31,822	$ 29,654
Premises	107,228	111,415
Furniture and equipment	23,154	29,257
	162,204	170,326
Less:		
Accumulated depreciation	(25,395)	(38,056)
Total	$ 136,809	$ 132,270

Depreciation and amortization (e.g., leasehold improvements) expense for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 was $6.9 million, $5.9 million, and $2.9 million, respectively.

In 2025, 2024, and 2023, the Company sold or disposed of premises that resulted in a loss of $225.1 thousand, a loss of $2.2 million, and a loss of $36.6 thousand, respectively, that is captured in other operating expenses on the Consolidated Statements of Income.

Note 6— Deposits

The aggregate amount of time deposits that meet or exceed the FDIC Insurance limit of $250,000, was approximately $295.4 million and $284.4 million on December 31, 2025, and December 31, 2024, respectively. Brokered time deposits, which are fully insured, totaled $64.4 million and $244.8 million at December 31, 2025, and December 31, 2024, respectively. Time deposits through the Certificate of Deposit Account Registry Service ("CDARS") program totaled $22.4 million at December 31, 2025, compared to $35.7 million at December 31, 2024.

At December 31, 2025, the scheduled maturities of brokered deposits and time deposits for the next five years, and for the years thereafter, were as follows (in thousands):

Years ending December 31,		
2026	$	1,018,237
2027		26,619
2028		10,387
2029		6,177
2030		5,583
Thereafter		5,073
Total	$	1,072,076

At December 31, 2025, and December 31, 2024, amounts included in time deposits for individual retirement accounts totaled $111.2 million and $118.9 million, respectively.

Overdrafts of $0.7 million and $1.6 million were reclassified to loans as of the year ended December 31, 2025, and December 31, 2024, respectively.

Note 7— Borrowed Funds

Short-term borrowings

The Company had borrowings of $450.0 million and $365.0 million at December 31, 2025, and December 31, 2024, respectively. At December 31, 2025, the interest rate on this debt was 3.75%. At December 31, 2024, the interest rate on this debt ranged from 4.43% to 4.57%. The average balance outstanding during 2025 and 2024 was $422.1 million and $422.5 million, respectively. The Company has a finance lease liability that is not included in these balances - See Note 11 — Leased Property for a discussion of this liability that is included in the accrued interest and other liabilities line in the Consolidated Balance Sheets.

The Company has available lines of credit with the Federal Reserve Bank of Richmond, such as the Borrower-In-Custody program, the FHLB of Atlanta, and unsecured federal funds lines of credit from correspondent banking relationships. Through these sources, the Company has unused borrowing capacity of $4.6 billion as of December 31, 2025. The advances on credit lines are secured by both securities and loans. The lendable collateral value of securities and loans pledged against available lines of credit as of December 31, 2025, and December 31, 2024, was $3.2 billion and $3.1 billion, respectively. As of December 31, 2025, all of the Company's borrowings will mature within one calendar year.

The contractual maturities of these borrowings as of December 31, 2025, are as follows (in thousands):

Due in 2026	$	450,000
Total	$	450,000

Note 7— Borrowed Funds (continued)

Long-term borrowings

Subordinated Debentures

As part of the Summit merger, Burke & Herbert assumed $75 million of subordinated debentures, with a fair value of $61.5 million with a $13.5 million discount being amortized into interest expense over the stated maturity. As of December 31, 2025, the net balance was $70.2 million. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter, the amount qualifying as Tier 2 capital is reduced 20% each year until maturity. The subordinated debentures were issued in the fourth quarter of 2021 and bear interest at a fixed rate of 3.25% per year, from acquisition date to, but excluding, December 1, 2026, payable semi-annually in arrears. From and including, December 1, 2026 to, but excluding, the maturity date or earlier redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term Secured Overnight Financing Rate ("SOFR"), as published by the Federal Reserve Bank of New York, plus 230 basis points, payable quarterly in arrears. This debt has a 10-year term, and generally, is not prepayable by us within the first 5 years from issuance, which was fourth quarter 2021.

Through the merger with Summit, Burke & Herbert also assumed $30 million of subordinated debentures with fair value of $29.8 million with a $0.2 million discount being amortized into interest expense over the stated maturity. This subordinated debt qualified as Tier 2 capital under Federal Reserve Board guidelines, until the debt was within 5 years of its maturity; thereafter, the amount qualifying as Tier 2 capital would have been reduced by 20% each year until its maturity. The subordinated debentures were issued on September 22, 2020, had a 10-year term, and generally were not prepayable by us within the first 5 years from issuance, absent specific events. This subordinated debt bore interest at a fixed rate of 5.00% per year from the date of assumption to, but excluding, September 30, 2025, payable quarterly in arrears. On September 30, 2025, the Company redeemed all $30 million aggregate principal amount of this subordinated debt. The redemption was made pursuant to the optional redemption provisions set forth in the indenture, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date. The redemption was funded with available cash in the form of a dividend from the Bank.

Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts

As part of the Summit merger, Burke & Herbert became the sponsor for SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III. For each of these trusts, 100% of the common equity is owned by us. SFG Capital Trust I issued $3.5 million in capital securities and $109 thousand in common securities and invested the proceeds in $3.6 million of debentures, which were assumed by Burke & Herbert in the Summit merger. SFG Capital Trust II issued $7.5 million in capital securities and $232 thousand in common securities and invested the proceeds in $7.7 million of debentures, which were assumed by Burke & Herbert in the Summit merger. SFG Capital Trust III issued $8 million in capital securities and $248 thousand in common securities and invested the proceeds in $8.3 million of debentures, which were assumed by Burke & Herbert in the Summit merger. Distributions on the capital securities issued by the trusts are payable quarterly at a variable rate equal to three-month term SOFR plus 345 basis points for SFG Capital Trust I, three-month term SOFR plus 280 basis points for SFG Capital Trust II, and three-month term SOFR plus 145 basis points for SFG Capital Trust III, and equals the interest rate earned on the debentures held by the trusts and is recorded as interest expense by us. The capital securities are subject to mandatory redemption in whole, or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of the guarantee. The debentures of each Capital Trust are redeemable by us quarterly.

The capital securities issued by SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III qualify as Tier 1 capital under the Federal Reserve guidelines. In accordance with these Guidelines, trust preferred securities

Note 7— Borrowed Funds (continued)

are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

The remaining maturities of subordinated debentures as of December 31, 2025, are as follows (in thousands):

	Subordinated debentures		Subordinated debentures owed to unconsolidated subsidiary trusts	
2026	$	—	$	—
2027		—		—
2028		—		—
2029		—		—
2030		—		—
Thereafter		75,000		19,589
Total	$	75,000	$	19,589

Note 8— Income Taxes

The components of applicable income tax expense (benefit) from continuing operations for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, were as follows (in thousands):

	December 31, 2025		December 31, 2024		December 31, 2023	
Current Expense:						
Federal	$	11,502	$	4,464	$	3,592
State		2,858		1,233		230
	$	14,360	$	5,697	$	3,822
Deferred Expense (Benefit):						
Federal	$	12,899	$	(1,181)	$	(1,422)
State		373		(326)		(31)
	$	13,272	$	(1,507)	$	(1,453)
Total	$	27,632	$	4,190	$	2,369

The Company did not have any income tax expense or operations in foreign jurisdictions for the years presented.

Note 8— Income Taxes (continued)

The components of the effective tax rate: amount (in thousands), and percent, for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 were as follows:

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Federal statutory income tax	$ 30,437	21.0 %	$ 8,379	21.0 %	$ 5,263	21.0 %
State and local income tax, net of federal benefit [1]	2,552	1.8	716	1.8	157	0.6
Tax credits [2]						
Low income housing tax credits, net amortization	(1,162)	(0.8)	(3,619)	(9.1)	(1,840)	(7.3)
Nontaxable or nondeductible items						
Benefit of tax exempt income	(3,455)	(2.4)	(1,143)	(2.9)	(363)	(1.4)
Nontaxable income from company owned life insurance	(1,718)	(1.2)	(991)	(2.5)	(604)	(2.4)
Merger expense	186	0.1	280	0.7	382	1.5
Nondeductible compensation	744	0.5	530	1.3	—	—
Other, net	283	0.3	272	0.8	(602)	(2.4)
Other adjustments	(235)	(0.2)	(234)	(0.6)	(24)	(0.1)
Total	$ 27,632	19.1 %	$ 4,190	10.5 %	$ 2,369	9.5 %

(1) State taxes in West Virginia and Maryland make up the majority (greater than 50%) of the tax effect in this category for 2025 and 2024. State taxes in Maryland made up the majority of the tax effect in this category for 2023.

(2) The tax credits category includes the effects of proportional amortization and other tax benefits.

Deferred income taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carry-forwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.

The Company follows accounting guidance related to accounting for uncertainty in income taxes. The Company's policy is to account for interest and penalties as a component of income tax expense. The Company is no longer subject to examination by federal, state, and local taxing authorities for years before January 1, 2022.

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities

Note 8— Income Taxes (continued)

represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The net deferred tax amounts in the accompanying Consolidated Balance Sheets include the following components (in thousands):

	December 31, 2025		December 31, 2024	
Deferred tax assets:				
Provision for credit losses	$	16,096	$	16,387
Lease liability		4,278		3,914
Compensation accruals		12,799		10,714
Partnership investments		2,718		2,587
Purchase accounting adjustments		25,593		35,497
Unrealized losses on securities available-for-sale		16,301		26,627
Tax credit carryforward		—		9,777
Other		974		630
Total deferred tax asset	$	78,759	$	106,133
Deferred tax liabilities:				
Tax over book depreciation	$	(6,014)	$	(6,003)
Pension accrual		(415)		(458)
Unrealized gains on interest rate swaps		(881)		(833)
Purchase accounting adjustments		(11,735)		(16,588)
Right of use asset		(4,055)		(3,757)
Mortgage servicing rights		(440)		(460)
Total deferred tax liability	$	(23,540)	$	(28,099)
Net deferred tax asset	$	55,219	$	78,034

Note 9— Defined Benefit Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. Employees hired prior to June 1, 2005 participate in the retirement plan on a non-contributing basis and were fully vested after five years of service.

Note 9— Defined Benefit Pension Plan (continued)

The following tables set forth the Plan's status and related disclosures (in thousands):

	December 31, 2025		December 31, 2024	
Changes in benefit obligation:				
Benefit obligation at beginning of year	$	28,600	$	31,500
Service cost		400		445
Interest cost		1,550		1,456
Actuarial (gain) loss		779		(3,040)
Distributions		(1,587)		(1,761)
Benefit obligation at end of year	$	29,742	$	28,600
Change in plan assets:				
Fair value of plan assets at beginning of year	$	30,614	$	33,181
Adjustment to beginning of year fair value		—		—
Actual return on plan assets		2,116		(806)
Employer contribution		—		—
Distributions		(1,587)		(1,761)
Fair value of plan assets at end of year	$	31,143	$	30,614
Funded status recognized as accrued pension cost	$	1,401	$	2,014
Amounts recognized in accumulated other comprehensive (income) loss:				
Net loss	$	5,058	$	5,755
Deferred income tax benefit		(1,019)		(1,179)
Total amount recognized	$	4,039	$	4,576
Accumulated benefit obligation	$	28,006	$	26,930

At December 31, 2025, December 31, 2024, and December 31, 2023, the assumptions used to determine the pension benefit obligation were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Discount rate	5.42 %	5.49 %	4.80 %
Rate of compensation increase	3.50	3.00	3.00

Note 9— Defined Benefit Pension Plan (continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (in thousands):

		December 31, 2025		December 31, 2024		December 31, 2023
Components of net periodic pension cost:						
Service cost	$	400	$	445	$	469
Interest cost		1,550		1,456		1,471
Expected return on plan assets		(1,035)		(1,115)		(879)
Amortization of prior service costs		—		—		—
Amortization of net loss		394		400		630
Net periodic pension costs	$	1,309	$	1,186	$	1,691
Other changes recognized in other comprehensive (income) loss						
Net loss	$	(303)	$	(1,118)	$	(998)
Amortization of net loss		(394)		(400)		(630)
Deferred tax expense		160		349		342
Total recognized in accumulated other comprehensive (income) loss	$	(537)	$	(1,169)	$	(1,286)
Total recognized in net periodic pension costs and other comprehensive loss	$	772	$	17	$	405

For the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the assumptions used to determine net periodic pension cost were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Discount rate	5.42 %	5.49 %	4.80 %
Expected long-term rate of return on plan assets	4.00	4.00	3.75
Annual salary increase	3.50	3.00	3.00

The expected long-term return on plan assets assumption was developed as a weighted average rate based on the target asset allocation of the plan and the long-term capital market assumptions. The overall return for each asset class was developed by combining a long-term inflation component and the associated expected real rates. The development of the capital market assumptions utilized a variety of methodologies, including, but not limited to, historical analysis, stock valuation models, such as dividend discount models, and earnings yield models, expected economic growth outlook, and market yields analysis.

The Company's pension plan asset allocations at December 31, 2025, and December 31, 2024, were as follows:

	December 31, 2025	December 31, 2024
Equity securities	10.1 %	9.9 %
Debt securities & cash equivalents	89.9 %	90.1 %
Total	100.0 %	100.0 %

Note 9— Defined Benefit Pension Plan (continued)

As of December 31, 2025, and December 31, 2024, the fair value of plan assets was as follows (in thousands):

| | December 31, 2025 | | | |
| | Fair Value Measurements Using | | | Assets at Fair Value |
	Level 1	Level 2	Level 3	
Cash and cash equivalents	$ —	$ —	$ —	$ —
Equity securities	—	3,137	—	3,137
Debt securities	—	28,006	—	28,006
Total pension assets	$ —	$ 31,143	$ —	$ 31,143

| | December 31, 2024 | | | |
| | Fair Value Measurements Using | | | Assets at Fair Value |
	Level 1	Level 2	Level 3	
Cash and cash equivalents	$ —	$ —	$ —	$ —
Equity securities	—	3,040	—	3,040
Debt securities	—	27,574	—	27,574
Total pension assets	$ —	$ 30,614	$ —	$ 30,614

Assets are valued using a combination of methods including quoted prices for similar assets in active or non-active markets.

The fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return. Investments are selected by officers experienced in financial matters and risk management, and implementation of approved investment strategies is monitored on a regular basis. Both actively and passively managed investment strategies are considered, and funds are allocated across asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to consider costs in administering the portfolio, while maintaining high quality investments. Costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs, and other administrative costs which may be charged to the trust.

The Company does not expect to contribute to its pension plan in 2026.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Years ending December 31,	
2026	$ 1,545
2027	1,545
2028	1,648
2029	1,694
2030	1,774
Following 5 years	9,875

Note 10— Other Post-Retirement Plans

Investment and Savings Plan

As of December 31, 2025, the Company maintained the 401(k) plans of both legacy Summit and Burke & Herbert. Under both of these plans, eligible employees may contribute a percentage of their compensation, and the Company matched a portion of the employee's contribution based on the specific 401(k) plan. The contribution amounts matched by the Company depend on the 401(k) plan. The Company's total contributions in 2025, 2024, and

Note 10— Other Post-Retirement Plans (continued)

2023 totaled $2.0 million, $1.7 million, and $1.0 million, respectively, which were included within pensions and other employee benefits on the Consolidated Statements of Income.

Other Retirement Plans

The Company has certain non-qualified Supplemental Executive Retirement Plans ("SERP") with certain senior officers and directors, which provide participating officers with an income benefit payable at retirement age or death. For the year ended December 31, 2024, the Summit merger was completed, and the Company assumed additional SERP plans along with an acceleration of benefits as part of the Summit merger. Plan expenses for the years ending December 31, 2025, December 31, 2024, and December 31, 2023, amounted to $2.0 million, $3.7 million, and $522 thousand, respectively.

The Company has a deferred compensation plan (2021 Deferred Compensation Plan) for current directors and senior officers. The plan is funded with director fees and salary reductions which are placed in a trust account invested by the Company. The trust investments consist of equity investments, fixed income investments, and cash. The trust account balance totaled $1.5 million and $1.3 million at December 31, 2025, and December 31, 2024, respectively. This balance is included within other assets and is directly offset within accrued interest and other liabilities on the Company's Consolidated Balance Sheets. Amounts contributed to the trust and recorded as expense for the Company totaled $838 thousand, $541 thousand, and $341 thousand, respectively, in 2025, 2024 and 2023.

Note 11— Leased Property

Lessor Arrangements

The Company enters into operating leases with customers to lease vacant space in certain owned premises that are not being used by the Company. These operating leases are typically payable in monthly installments with terms ranging from around one year to around nine years and may contain renewal options.

The components of lease income, which is included in non-interest expense on the Consolidated Statements of Income, were as follows for the year ending (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease income	$ 2,810	$ 2,597	$ 2,301
Total lease income	$ 2,810	$ 2,597	$ 2,301

The remaining maturities of operating lease receivables as of December 31, 2025, are as follows (in thousands):

	Operating Leases
2026	$ 2,640
2027	2,400
2028	2,330
2029	2,130
2030	1,585
Thereafter	1,370
Total lease receivables	$ 12,455

Lessee Arrangements

The Company has entered into leases for branches and office space. The leases are evaluated for whether the lease will be classified as either a finance or operating lease. Certain leases offer the option to extend the lease term, and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. Including renewal options, the Company's leases range from less than one year to around thirteen years. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

Note 11— Leased Property (continued)

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. These cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

In the fourth quarter of 2022 the Company sold two buildings in separate transactions and entered into sale-leaseback agreements to lease back the properties for up to one year. The lease terms were at market with third-parties and resulted in $655 thousand of operating lease expense in 2023.

Right-of-use assets and liabilities by lease type, and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	December 31, 2025	December 31, 2024
Right-of-use assets:			
Operating leases	Other assets	$ 14,096	$ 13,203
Finance leases	Other assets	3,795	3,312
Total right-of-use assets		$ 17,891	$ 16,515
Lease liabilities:			
Operating leases	Other liabilities	$ 14,717	$ 13,586
Finance Leases	Other liabilities	4,158	3,620
Total lease liabilities		$ 18,875	$ 17,206

The components of total lease cost were as follows for the period ending (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Finance lease cost			
Right-of-use asset amortization	$ 292	$ 285	$ 244
Interest expense	107	110	86
Operating lease cost	3,390	2,864	3,210
Total lease cost	$ 3,789	$ 3,259	$ 3,540

The Company's future undiscounted lease payments for finance and operating leases with initial terms of one year or more as of December 31, 2025, are as follows (in thousands):

	Operating Leases	Finance Leases
2026	$ 3,356	$ 426
2027	3,015	435
2028	2,451	444
2029	2,240	454
2030	1,680	463
Thereafter	4,862	2,764
Total undiscounted lease payments	17,604	4,986
Less: discount	(2,887)	(828)
Net lease liabilities	$ 14,717	$ 4,158

Note 11— Leased Property (continued)

The following table presents additional information about the Company's leases as of December 31, 2025, and December 31, 2024.

Supplemental lease information (dollars in thousands)	December 31, 2025	December 31, 2024
Finance lease weighted average remaining lease term (years)	10.61	11.75
Finance lease weighted average discount rate	3.32 %	3.06 %
Operating lease weighted average remaining lease term (years)	6.66	6.84
Operating lease weighted average discount rate	4.64 %	4.65 %
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 3,189	$ 3,087
Operating cash flows from finance leases	107	110
Financing cash flows from finance leases	236	216
Right-of-use assets obtained in exchange for new finance lease liabilities	775	—
Right-of-use assets obtained in exchange for new operating lease liabilities	3,672	12,329

Note 12— Regulatory Capital Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, "prompt corrective action" regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel III Framework, an entity must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on AFS securities is not included in computing regulatory capital. Management believes as of December 31, 2025, the Company and the Bank meet all capital adequacy requirements to which they are subject.

"Prompt corrective action" regulations provide five classifications: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized," although these terms are not used to represent overall financial condition. If "adequately capitalized," regulatory approval is required to accept brokered deposits. If "undercapitalized," capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2025, and December 31, 2024, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for "prompt corrective action."

Note 12— Regulatory Capital Matters (continued)

The table below presents the actual and required capital amounts and ratios for the Company and the Bank at December 31, 2025, and December 31, 2024 (in thousands except for ratios).

	Actual		Minimum Required Capital - Basel III		Minimum Required to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025						
Total Capital to risk-weighted assets						
Consolidated	$ 1,004,898	16.17 %	$ 652,648	≥ 10.5%	$ 621,570	N/A
Burke & Herbert Bank & Trust	986,269	15.92	650,649	≥ 10.5	619,665	≥ 10.0%
Tier 1 (Core) Capital to risk-weighted assets						
Consolidated	863,657	13.89	528,334	≥ 8.5	497,256	N/A
Burke & Herbert Bank & Trust	915,250	14.77	526,716	≥ 8.5	495,732	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets						
Consolidated	835,976	13.45	435,099	≥ 7.0	404,020	N/A
Burke & Herbert Bank & Trust	915,250	14.77	433,766	≥ 7.0	402,782	≥ 6.5
Tier 1 (Core) Capital to average assets (leverage ratio)						
Consolidated	863,657	10.92	316,492	≥ 4.0	395,615	N/A
Burke & Herbert Bank & Trust	915,250	11.59	315,898	≥ 4.0	394,873	≥ 5.0
As of December 31, 2024						
Total Capital to risk-weighted assets						
Consolidated	$ 930,753	14.57 %	$ 670,590	≥ 10.5%	$ 638,658	N/A
Burke & Herbert Bank & Trust	919,843	14.41	670,028	≥ 10.5	638,122	≥ 10.0%
Tier 1 (Core) Capital to risk-weighted assets						
Consolidated	763,842	11.96	542,859	≥ 8.5	510,926	N/A
Burke & Herbert Bank & Trust	847,804	13.29	542,404	≥ 8.5	510,498	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets						
Consolidated	736,416	11.53	447,060	≥ 7.0	415,127	N/A
Burke & Herbert Bank & Trust	847,804	13.29	446,686	≥ 7.0	414,779	≥ 6.5
Tier 1 (Core) Capital to average assets (leverage ratio)						
Consolidated	736,416	9.80	311,904	≥ 4.0	389,880	N/A
Burke & Herbert Bank & Trust	847,804	10.88	311,616	≥4.0	389,520	≥5.0

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of December 31, 2025, approximately $335.6 million of retained earnings was available for dividend declaration consistent with the Company's capital plan.

Note 13— Derivatives

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Note 13— Derivatives (continued)

Cash flow hedges of interest rate risk

The Company's objectives in using interest rate derivatives is to add stability to net interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps, caps, and floors as part of its risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. During 2025, such derivatives were used to hedge the variable cash flows associated with variable-rate liabilities and assets.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest expense or interest income in the same period(s) during which the hedged transaction affects earnings. During the next twelve months, the Company estimates an additional $74.6 thousand will be reclassified as a reduction to interest expense.

Derivatives not designated as hedges

The Company enters into interest rate swaps with its loan customers to facilitate their financing requests. Upon entering into swaps with our loan customers, the Company will enter into corresponding offsetting derivatives with third parties. These derivatives represent economic hedges and do not qualify as hedges for accounting. These back-to-back interest rate swaps are reported at fair value in "other assets" and "other liabilities" in the Company's Consolidated Balance Sheets. Changes in the fair value of interest rate swaps are recorded in other non-interest expense and sum to zero because of offsetting terms of swaps with borrowers and swaps with dealer counterparties.

The table below presents the fair value of the Company's derivative financial instruments, which includes accrued interest, as well as their classification on the Consolidated Balance Sheets as of December 31, 2025, and December 31, 2024 (in thousands):

	December 31, 2025		
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:			
Interest rate swaps related to cash flow hedges	Other assets	$ 150,000	$ 273
Interest rate swaps related to cash flow hedges	Other liabilities	400,000	340
Derivatives not designated as hedges:			
Interest rate swaps related to customer loans	Other assets	$ 203,904	$ 2,331
Interest rate swaps related to customer loans	Other liabilities	203,904	2,331

	December 31, 2024		
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:			
Interest rate swaps related to cash flow hedges	Other assets	$ 250,000	$ 1,368
Interest rate swaps related to cash flow hedges	Other liabilities	50,000	165
Derivatives not designated as hedges:			
Interest rate swaps related to customer loans	Other assets	$ 99,899	$ 1,823
Interest rate swaps related to customer loans	Other liabilities	99,899	1,823

Note 13— Derivatives (continued)

The table below presents the effect of cash flow hedge accounting on AOCI for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 (in thousands):

Derivatives in Cash Flow Hedging Relationships	December 31, 2025 Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	December 31, 2025 Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$ —	$ —	$ —	Interest Income	$ —	$ —	$ —
Interest Rate Products	854	854	—	Interest Expense	2,119	2,119	—
Total	$ 854	$ 854	$ —		$ 2,119	$ 2,119	$ —

Derivatives in Cash Flow Hedging Relationships	December 31, 2024 Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	December 31, 2024 Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$ (19)	$ (19)	$ —	Interest Income	$ (611)	$ (611)	$ —
Interest Rate Products	4,021	4,021	—	Interest Expense	2,794	2,794	—
Total	$ 4,002	$ 4,002	$ —		$ 2,183	$ 2,183	$ —

Derivatives in Cash Flow Hedging Relationships	December 31, 2023 Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Reclassified from AOCI into Income	December 31, 2023 Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain or (Loss) Reclassified from AOCI into Income Excluded Component
Interest Rate Products	$ (329)	$ (329)	$ —	Interest Income	$ (1,749)	$ (1,749)	$ —
Interest Rate Products	(29)	(29)	—	Interest Expense	—	—	—
Total	$ (358)	$ (358)	$ —		$ (1,749)	$ (1,749)	$ —

Note 13— Derivatives (continued)

The table below presents the effect of the Company's derivative financial instruments on the Consolidated Statements of Income as of December 31, 2025, December 31, 2024, and December 31, 2023 (in thousands).

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships					
	December 31, 2025		December 31, 2024		December 31, 2023	
	Interest Income	Interest Expense	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value or cash flow hedges are recorded.	$ 160	$ 2,119	$ (451)	$ 2,794	$ (895)	$ —
The effects of fair value and cash flow hedging:						
Gain or (loss) on fair value hedging relationships in Subtopic 815-20						
Interest contracts						
Hedging items[1]	160	—	160	—	(1,025)	—
Derivatives designated as hedging instruments	—	—	—	—	1,879	—
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20						
Interest contracts						
Amount of gain or (loss) reclassified from AOCI into income	—	2,119	(611)	2,794	(1,749)	—
Amount of gain or (loss) reclassified from AOCI into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—	—	—
Amount of Gain or (Loss) Reclassified from AOCI into Income - Included Component	—	2,119	(611)	2,794	(1,749)	—
Amount of Gain or (Loss) Reclassified from AOCI into Income - Excluded Component	—	—	—	—	—	—

(1) The Company voluntarily discontinued a fair value hedging relationship and these amounts include the gain or (loss) and the hedging adjustment on a voluntary discontinued hedging relationship. The Company has allocated the basis adjustment to the remaining individual assets in the closed portfolio and will amortize the basis adjustment over a period consistent with the amortization of other discounts or premiums on the hedged assets.

Credit-risk-related Contingent Features

As of December 31, 2025, the fair value of derivatives in a liability position, which includes accrued interest but excludes any adjustment for non-performance risk related to these agreements, was $340 thousand. As of December 31, 2024, the fair value of derivatives in a liability position, which includes accrued interest but excludes any adjustment for non-performance risk related to these agreements, was $165 thousand. As of December 31, 2025, and as of December 31, 2024, the Company has posted the full amount of collateral related to these agreements.

Note 14— Commitments and Contingencies

Credit extension commitments

The Company's financial statements do not reflect various financial instruments which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These financial instruments include commitments to extend credit (e.g., revolving lines of credit) and commercial letters of credit.

Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of our commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

Note 14— Commitments and Contingencies (continued)

A summary of the contractual amounts of the Company's financial instruments outstanding at December 31, 2025, and December 31, 2024, is as follows (in thousands):

	December 31, 2025	December 31, 2024
Commitments to extend credit	$ 970,255	$ 969,317
Commercial letters of credit	23,959	13,333

Commitments to extend credit and commercial letters of credit both include exposure to some credit loss in the event of non-performance of the customer. The Company's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the Consolidated Balance Sheets. Many of these instruments have fixed maturity dates, and many of them will expire without being drawn upon; accordingly, they do not generally present any significant liquidity risk to the Company.

Allowance for credit losses - off-balance-sheet credit exposures

The Company recorded a recapture of credit losses on unfunded commitments of $0.8 million for the year ended December 31, 2025 and a provision for $3.7 million for the year ended December 31, 2024. The ACL on off-balance-sheet credit exposures totaled $3.2 million as of December 31, 2025, and $4.0 million as of December 31, 2024 and is included in accrued interest and other liabilities on the accompanying Consolidated Balance Sheets.

Litigation

The Company is a party to litigation, claims, and proceedings arising in the normal course of business that are ordinary and routine to the nature of the Company's business and operations. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from any currently pending or threatened litigation, claims, or proceedings will not be material to the Company's financial position.

Note 15— Transactions with Related Parties

Loans to directors and principal officers, including their immediate families and affiliated companies in which they have a direct or indirect material interest, are considered to be related parties.

Aggregate loan balances with related parties were as follows (in thousands):

	December 31, 2025
Balance, beginning	$ 157,292
New loans	13,601
Effect of changes in composition of related parties	(8)
Repayments	(7,861)
Balance, ending	$ 163,024

None of the loans are past due, on non-accrual status, or have been restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2025, or December 31, 2024. As of December 31, 2025, the ending balance of $163.0 million includes $12.6 million of undrawn credit line availability.

Deposits from related parties at years ended December 31, 2025, and December 31, 2024, were $132.3 million and $156.8 million.

Note 16— Fair Value Measurements

Determination of Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect our own assumptions that market participants would use in pricing an asset or liability.

In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment securities

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities' relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Equity Investments

Equity investments are recorded at fair value on a recurring basis, with changes in fair value reported in net income. Through the Summit merger, we acquired an investment in an S&P 500 index mutual fund that is traded on an exchange, and we classify it as Level 2 as of December 31, 2025.

Through the Summit merger, we acquired perpetual preferred stock of a bank holding company issued in October 2022 in a private offering. The perpetual preferred stock does not trade on an exchange or in an active over-the-counter market; therefore, we estimate its fair value using the present value of its future cash flows using observed discount rates of similar publicly-traded securities, adjusted for a liquidity premium. We classify the perpetual preferred stock as Level 2.

Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment. Such equity securities are included in Equity Investments on the accompanying Consolidated Balance Sheets.

Derivatives

The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company has contracted with a third-party vendor to provide valuations for interest rate swaps using standard swap valuation techniques. The Company has considered counterparty credit risk

Note 16— Fair Value Measurements (continued)

in the valuation of its interest rate swap assets and has considered its own credit risk in the valuation of its interest rate swap liabilities.

Loans held-for-sale, at fair value

The fair value of loans held-for-sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2). These loans currently consist of one-to-four family residential loans originated for sale in the secondary market.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2025 Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial assets				
Investment Securities				
U.S. Treasuries and government agencies	$ 150,124	$ —	$ —	$ 150,124
Obligations of state and municipalities	—	922,574	—	922,574
Residential mortgage backed - agency	—	55,385	—	55,385
Residential mortgage backed - non-agency	—	218,092	—	218,092
Commercial mortgage backed - agency	—	73,896	—	73,896
Commercial mortgage backed - non-agency	—	111,109	—	111,109
Asset backed	—	53,466	—	53,466
Other	—	31,308	—	31,308
Total investment securities available-for-sale	$ 150,124	$ 1,465,830	$ —	$ 1,615,954
Loans held-for-sale, at fair value	$ —	$ 365	$ —	$ 365
Equity investments	$ —	$ 14,201	$ —	$ 14,201
Derivatives	$ —	$ 2,604	$ —	$ 2,604
Financial liabilities				
Derivatives	$ —	$ 2,671	$ —	$ 2,671

Note 16— Fair Value Measurements (continued)

| | Fair Value Measurements at December 31, 2024 Using: | | | |
| | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs | |
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets				
Investment Securities				
U.S. Treasuries and government agencies	$ 149,127	$ —	$ —	$ 149,127
Obligations of state and municipalities	—	698,724	—	698,724
Residential mortgage backed - agency	—	53,186	—	53,186
Residential mortgage backed - non-agency	—	247,876	—	247,876
Commercial mortgage backed - agency	—	33,071	—	33,071
Commercial mortgage backed - non-agency	—	154,511	—	154,511
Asset backed	—	64,056	—	64,056
Other	—	31,820	—	31,820
Total investment securities available-for-sale	$ 149,127	$ 1,283,244	$ —	$ 1,432,371
Loans held-for-sale, at fair value	$ —	$ 2,331	$ —	$ 2,331
Equity investments	$ —	$ 12,407	$ —	$ 12,407
Derivatives	$ —	$ 3,191	$ —	$ 3,191
Financial liabilities				
Derivatives	$ —	$ 1,988	$ —	$ 1,988

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a non-recurring basis in the financial statements:

Collateral dependent loans

Loans for which the borrower is experiencing financial difficulty and repayment is dependent upon the operation or sale of collateral, are considered collateral-dependent. For collateral-dependent loans, the fair value is measured based on the value of the collateral securing the loans, less estimated costs of disposal. Collateral may be in the form of real estate or business assets, including equipment, inventory, and accounts receivable. The vast majority of the collateral underlying collateral-dependent loans is real estate, the fair value of which is measured through an appraisal. The appraisals of the collateral supporting collateral-dependent loans may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business.

Other real estate owned

Assets acquired through foreclosure or other proceedings are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. The fair value of foreclosed properties is determined on a nonrecurring basis generally utilizing current appraisals performed by an independent, licensed appraiser applying an income or market value approach using observable market data. Updated appraisals of foreclosed properties are generally obtained if the existing appraisal is more than 18 months old or more frequently if there is a known deterioration in value. However, if a current appraisal is not available, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the real estate since the date of its original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar property within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends.

Note 16— Fair Value Measurements (continued)

Upon foreclosure, any fair value adjustment is charged against the allowance for credit losses on loans. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense in the Consolidated Statements of Income.

Assets that were measured at fair value on a non-recurring basis during the period are summarized below (in thousands):

| | Fair Value Measurements at December 31, 2025 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral dependent loans				
Commercial real estate	$ —	$ —	$ 10,377	$ 10,377
Owner-occupied commercial real estate	—	—	—	—
Acquisition, construction & development	—	—	2,640	2,640
Commercial & industrial	—	—	213	213
Single family residential	—	—	223	223
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	2,689	2,689

| | Fair Value Measurements at December 31, 2024 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral dependent loans				
Commercial real estate	$ —	$ —	$ 2,668	$ 2,668
Owner-occupied commercial real estate	—	—	—	—
Acquisition, construction & development	—	—	232	232
Commercial & industrial	—	—	249	249
Single family residential	—	—	872	872
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	2,783	2,783

The following table presents quantitative information about Level 3 Fair Value Measurements for assets measured at fair value on a non-recurring basis at December 31, 2025, and December 31, 2024 (in thousands except for percentages):

Description	Fair Value	Valuation Techniques	Unobservable Inputs	Range
December 31, 2025				
Collateral dependent loans	$ 13,453	Appraisal of collateral	Management adjustments (e.g., liquidity, selling costs, etc.)	5.0% to 20.0% for liquidity, 6.0% to 8.0% for selling costs
Other real estate owned	2,689	Appraisal of collateral	Management adjustments (e.g., liquidity, selling costs, etc.)	5.0% to 20.0% for liquidity, 6.0% to 8.0% for selling costs
December 31, 2024				
Collateral dependent loans	$ 4,021	Appraisal of collateral	Management adjustments (e.g., liquidity, selling costs, etc.)	5.0% to 20.0% for liquidity, 6.0% to 8.0% for selling costs
Other real estate owned	2,783	Appraisal of collateral	Management adjustments (e.g., liquidity, selling costs, etc.)	5.0% to 20.0% for liquidity, 6.0% to 8.0% for selling costs

Note 16— Fair Value Measurements (continued)

Fair value of financial instruments

The carrying amounts and estimated fair values of financial instruments not carried at fair value, at December 31, 2025, and December 31, 2024, were as follows (in thousands):

| | Carrying Amount | Fair Value Measurements at December 31, 2025 Using: | | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial Assets					
Cash and due from banks	$ 53,497	$ 53,497	$ —	$ —	$ 53,497
Interest-bearing deposits with banks	235,630	235,630	—	—	235,630
Loans, net	5,319,853	—	—	5,284,210	5,284,210
Accrued interest	35,442	—	35,442	—	35,442
Financial liabilities					
Non-interest-bearing	$ 1,336,380	$ —	$ 1,336,380	$ —	$ 1,336,380
Interest-bearing	5,067,561	—	5,062,925	—	5,062,925
Short-term borrowings	450,000	—	450,005	—	450,005
Subordinated debentures, net	70,222	—	70,800	—	70,800
Subordinated debentures owed to unconsolidated subsidiary trusts	17,268	—	16,494	—	16,494
Accrued interest	4,447	—	4,447	—	4,447

| | Carrying Amount | Fair Value Measurements at December 31, 2024 Using: | | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial Assets					
Cash and due from banks	$ 35,554	$ 35,554	$ —	$ —	$ 35,554
Interest-bearing deposits with banks	99,760	99,760	—	—	99,760
Loans, net	5,604,196	—	—	5,465,772	5,465,772
Accrued interest	34,454	—	34,454	—	34,454
Financial liabilities					
Non-interest-bearing	$ 1,379,940	$ —	$ 1,379,940	$ —	$ 1,379,940
Interest-bearing	5,135,299	—	5,126,423	—	5,126,423
Short-term borrowings	365,000	—	364,985	—	364,985
Subordinated debentures, net	94,872	—	91,760	—	91,760
Subordinated debentures owed to unconsolidated subsidiary trusts	17,013	—	14,587	—	14,587
Accrued interest	6,157	—	6,157	—	6,157

Note 17— Common Stock Transactions

In 2025, the Company reissued zero shares of treasury stock to satisfy the vesting of RSUs and SARs. No other purchase or sale of the Company's Common Stock occurred in 2025.

In 2024, the Company reissued zero shares of treasury stock to satisfy the vesting of RSUs. No other purchase or sale of the Company's Common Stock occurred in 2024.

During 2023, the Company reissued 2,950 shares of treasury stock to satisfy the vesting of RSUs. No other purchase or sale of the Company's Common Stock occurred in 2023.

Note 17— Common Stock Transactions (continued)

During 2025, 2024, and 2023, the Company declared and paid cash dividends of $2.20, $2.14, and $2.12 per share, respectively.

Note 18— Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ending December 31, 2025, December 31, 2024, and December 31, 2023 (in thousands):

	December 31, 2025			
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income (Loss)
Beginning Balance	$ 911	$ (92,055)	$ (4,576)	$ (95,720)
Net unrealized gains (losses)	659	37,434	—	38,093
Less: net realized (gains) losses reclassified to earnings	(1,634)	(236)	—	(1,870)
Net change in pension plan benefits	—	—	537	537
Ending Balance	$ (64)	$ (54,857)	$ (4,039)	$ (58,960)

	December 31, 2024			
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income (Loss)
Beginning Balance	$ (490)	$ (97,259)	$ (5,745)	$ (103,494)
Net unrealized gains (losses)	3,082	6,372	—	9,454
Less: net realized (gains) losses reclassified to earnings	(1,681)	(1,168)	—	(2,849)
Net change in pension plan benefits	—	—	1,169	1,169
Ending Balance	$ 911	$ (92,055)	$ (4,576)	$ (95,720)

	December 31, 2023			
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income (Loss)
Beginning Balance	$ (1,589)	$ (130,875)	$ (7,031)	$ (139,495)
Net unrealized gains (losses)	(283)	32,718	—	32,435
Less: net realized (gains) losses reclassified to earnings	1,382	898	—	2,280
Net change in pension plan benefits	—	—	1,286	1,286
Ending Balance	$ (490)	$ (97,259)	$ (5,745)	$ (103,494)

Note 18— Accumulated Other Comprehensive Income (Loss) (continued)

The following table presents amounts reclassified out of each component of accumulated other comprehensive income (loss) for the years ending December 31, 2025, December 31, 2024, and December 31, 2023 (in thousands).

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified From Accumulated Other Comprehensive Income (Loss)			Affected Line Item in the Statements of Income
	December 31, 2025	December 31, 2024	December 31, 2023	
Cash flow hedges:				
Interest rate contracts	$ —	$ (611)	$ (1,749)	Interest income
Interest rate contracts	2,119	2,794	—	Interest expense
Tax effect	(485)	(502)	367	Income tax expense (benefit)
Net of Tax	$ 1,634	$ 1,681	$ (1,382)	
Available-for-sale securities:				
Realized gains (losses) on securities	$ 147	$ 1,357	$ (112)	Net gains/(losses) on securities
Realized gains (losses) on basis adjustment for fair value hedges	160	160	(1,025)	Interest income
Tax effect	(71)	(349)	239	Income tax expense (benefit)
Net of Tax	$ 236	$ 1,168	$ (898)	
Defined benefit pension plan:				
Amortization of actuarial gain / (loss)	$ (697)	$ (1,518)	$ (1,628)	Pension and other employee benefits
Tax effect	160	349	342	Income tax expense (benefit)
Net of Tax	$ (537)	$ (1,169)	$ (1,286)	
Total reclassifications, net of tax	$ 1,333	$ 1,680	$ (3,566)	Net income

Note: The Defined benefit pension plan items are included in the computation of net periodic pension cost. See Note 9 — Defined Benefit Pension Plan, for additional information.

Note 19— Parent Company Financial Information

The following tables summarize condensed financial statements for Burke & Herbert Financial Services Corp., which commenced operations as a holding company on October 1, 2022, as of and for the years ended December 31, 2025, and December 31, 2024 (in thousands):

Parent Company Only Condensed Balance Sheet	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 7,674	$ 8,320
Investment in banking subsidiary	924,099	833,630
Other assets	18,454	5,920
Total assets	$ 950,227	$ 847,870
Liabilities		
Subordinated debentures, net	70,222	94,872
Subordinated debentures owed to unconsolidated subsidiary trusts	17,268	17,013
Accrued expenses and other liabilities	$ 8,088	$ 5,828
Total liabilities	95,578	117,713
Total Shareholders' Equity	854,649	730,157
Total Liabilities and Shareholders' Equity	$ 950,227	$ 847,870

Parent Company Only Condensed Statement of Income	December 31, 2025	December 31, 2024
Income		
Dividends from bank subsidiary	$ 77,375	$ 23,869
All other income	406	—
Total Income	77,781	23,869
Expense		
Salaries and employee benefits	6,419	6,949
Interest expense	8,913	7,412
Other operating expenses	4,778	7,863
Total Expense	20,110	22,224
Income before income tax and equity in undistributed income of subsidiaries	57,671	1,645
Income tax benefit	3,936	4,718
Income before equity in undistributed income of subsidiaries	61,607	6,363
Equity in undistributed earnings of subsidiary	55,699	29,345
Net Income	117,306	35,708
Preferred stock dividends	900	675
Net income applicable to common shares	$ 116,406	$ 35,033

Note 19— Parent Company Financial Information (continued)

Parent Company Only Condensed Statement of Cash Flows		December 31, 2025		December 31, 2024
Cash Flows from Operating Activities				
Net income	$	117,306	$	35,708
Adjustments to reconcile net income to net cash provided by operating activities:				
Equity in undistributed income of subsidiaries		(55,699)		(29,345)
Share-based compensation		4,777		2,879
Deferred income taxes		(1,934)		(773)
Net change in other assets		(2,206)		24,446
Net change in other liabilities		319		3,498
Net cash flows provided by operating activities	$	62,563	$	36,413
Cash Flows from Investing Activities		—		—
Net cash (used in) provided by investing activities	$	—	$	—
Cash Flows from Financing Activities				
Proceeds from employee stock purchase program		679		259
Dividends paid		(33,918)		(28,636)
Repayment of subordinated debt		(30,000)		—
Common stock transactions		30		—
Net cash (used in) financing activities	$	(63,209)	$	(28,377)
Increase in cash and cash equivalents	$	(646)	$	8,036
Cash and cash equivalents				
Beginning of the year	$	8,320	$	284
End of the year		7,674		8,320

155

Note 20— Other Operating Expense

Other operating expense from the Consolidated Statements of Income for years ended December 31, 2025, December 31, 2024, and December 31, 2023, is as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Historic tax credit amortization	$ 1,741	$ 2,526	$ 2,526
IT related	1,712	2,835	1,961
Consultant fees	3,808	8,510	3,082
Directors' fees	1,622	1,991	1,918
Audit expense	1,373	1,905	1,124
Legal expense	2,315	2,131	2,245
Virginia franchise tax	3,105	2,487	2,601
Marketing expense	1,908	1,894	459
Donation expense	144	6,157	89
Other	21,395	18,184	5,455
Total	$ 39,123	$ 48,620	$ 21,460

The Company incurred merger-related expenses of $1.0 million and $17.0 million for the year ended December 31, 2025, and December 31, 2024, respectively. These expenses are included in the consultant fees, audit fees, legal expense, donation, and other line items detailed in other operating expenses.

Note 21— Qualified Affordable Housing Project and Historic Tax Investments

The Company invests in qualified affordable housing projects. At December 31, 2025, and December 31, 2024, the balance of the investment for qualified affordable housing projects was $29.5 million and $23.2 million, respectively. These balances are reflected in the other assets line on the Consolidated Balance Sheets. Total unfunded commitments related to the investments in qualified affordable housing projects totaled $41.4 million and $7.6 million at December 31, 2025, and December 31, 2024, respectively. The Company expects to fulfill the majority of these commitments by 2027.

During the year ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company recognized amortization expense of $7.0 million, $5.4 million, and $5.6 million, respectively, which $5.2 million, $2.9 million, and $3.1 million, respectively, qualified for the proportional amortization method and was included in income tax expense on the Consolidated Statements of Income.

During the year ended December 31, 2025, December 31, 2024, and December 31, 2023, $1.7 million, $2.5 million, and $2.5 million, respectively, was included in other non-interest expense on the Consolidated Statements of Income related to historic tax credit investments that do not qualify for the proportional amortization method.

Note 22— Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. ASC 606 is applicable to non-interest revenue streams, such as trust and wealth management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions.

Note 22— Revenue from Contracts with Customers (continued)

The following table presents the components of non-interest income for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 (in thousands):

	December 31, 2025		December 31, 2024		December 31, 2023
Service charges and fees[(1)]					
Deposit related fees	$ 7,815	$	6,575	$	2,410
Wire fees	376		480		350
Other fees	6		144		86
Fiduciary and wealth management[(1)]					
Trust fees	6,122		4,919		3,074
Advisory fees	2,677		2,385		1,866
Other fees	1,656		1,107		414
Net gains (losses) on securities[(2)]	147		1,357		(112)
Income from life insurance[(2)]	8,130		4,686		2,844
Bank debit and other card revenue[(1)]	12,264		9,772		4,922
Other non-interest income[(1)]					
Safety deposit fees	510		441		359
Servicing release premium	297		484		138
Customer loan swap fees	731		556		414
Investor servicing income	492		345		—
Letter of credit fees	465		364		89
Unfunded commitment purchase accounting adjustment[(2)]	156		547		—
Other non-interest[(3)]	4,266		1,102		455
Total non-interest income	$ 46,110	$	35,264	$	17,309

_____

(1)   Income within the scope of ASC 606 - *Revenue Recognition*
(2)   Income excluded from the scope of ASC 606 - *Revenue Recognition*
.

A description of the Company's revenue streams accounted for under ASC 606 follows:

Service charges and fees

Service charges and fees on deposit accounts consist of monthly service fees, check orders, and other deposit account related fees. Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied at a point in time, and the related revenue recognized. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Bank debit and other card revenue

Debit card fees and merchant & other credit fees charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa. Merchant services income mainly consists of fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation is largely satisfied, and the related revenue is recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Note 22— Revenue from Contracts with Customers (continued)

Income from fiduciary & wealth management activities

Fiduciary and wealth management income is primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. The Company does not earn performance-based incentives. Optional services are transactional-based with the Company's performance obligation being satisfied at a point in time (i.e., as incurred), and that allows the Company to recognize the related revenue associated with that transaction. Payment is received shortly after services are rendered.

Other non-interest income

Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. The Company earns a servicing release premium for residential loans sold with servicing released to third-party investors. In some cases, the Company will retain servicing and that will result in investor servicing income being recognized monthly as interest payments are collected from the borrower. Other items captured within this category are recognized at a point in time such as letter of credit fees.

Part of the Summit merger resulted in the Company recognizing a liability for the unfunded commitments that were assumed as part of the transaction. As these commitments mature, the Company reduces this liability that is recorded, within "Accrued Interest and Other Liabilities" on the Consolidated Balance Sheets, and records non-interest income.

Note 23— Share-Based Compensation

The Company has a share-based incentive plan described below that allows it to offer a variety of equity compensation awards, subject to approval. Total compensation expense that has been charged against income for restricted stock unit awards granted was $4.6 million, $2.9 million, and $2.4 million for 2025, 2024, and 2023, respectively. The total income tax benefit was $1.1 million, $605 thousand, and $506 thousand for 2025, 2024, and 2023, respectively.

2019 Stock Incentive Plan

In 2019, the Company's Stock Incentive Plan ("2019 SIP") was approved by the Bank's Board. The 2019 SIP provides for the issuance of share-based awards to directors and employees of the Company. The 2019 SIP authorized 240,000 units to be issued and the Company's practice is using authorized unissued shares to satisfy these awards. Each unit represents a contingent right to receive one common share or an equivalent amount of cash, or a combination of the two, at the discretion of the Company. Currently, we have a sufficient number of authorized unissued shares to satisfy outstanding equity awards.

Under the 2019 SIP, the Company has issued restricted stock unit ("RSU") awards that are both time-based and performance-based. Each RSU award will indicate the number of shares, the conditions (e.g., service, performance, and/or a combination), and the grant date. Compensation expense is recognized over the vesting period of the awards based on the fair value of the award at grant date.

2023 Stock Incentive Plan

In 2023, a new stock incentive plan ("2023 SIP") was approved by the Board and shareholders. Upon the plan's shareholder approval date of March 30, 2023, no further share-based awards have been issued under the 2019 SIP. The 2023 SIP provides for the issuance of share-based awards to directors and employees of the Company. The 2023 SIP authorized the issuance of 250,000 shares, subject to an annual increase in available shares and shares recycled from the 2019 SIP that were cancelled. Based on our shares outstanding as of December 31, 2024, and awards that were recycled from the 2019 SIP, the total shares authorized for issuance under the plan as of December 31, 2025 was 474,578.

Note 23— Share-Based Compensation (continued)

A total of 96,287, 100,665, and 25,705 shares were issued in 2025, 2024, and 2023, respectively.

For time-based RSUs, the fair value was determined by using the closing stock price on the date prior to the grant date. These RSUs vest over three to five years.

The Board, from time to time, approves performance-based RSU awards that may be earned between a three to five year performance period. Whether units are earned at the end of the performance period will be determined based on the achievement of performance and/or market targets (e.g., market capitalization target) over the performance period. If the conditions are achieved, the grant recipient will receive 100% of the units granted as these awards do not provide for a multiplier effect. The performance/market targets are determined by the Board.

The fair value for performance-based RSU awards was determined by using a Monte Carlo simulation analysis to estimate the achievement of the market capitalization target determined by the Board. The Monte Carlo simulation analysis required the following inputs: (1) expected term, (2) expected volatility, (3) risk-free rate, and (4) dividend yield. The expected term was based on the stated performance period. Management used the expected volatility from a peer group. The risk-free interest rate is based on the U.S. Treasury yield curve over the performance period. The dividend yield assumption was based on historical and anticipated dividend payouts.

The following is a summary of all the Company's RSU awards issued under both the 2019 SIP and 2023 SIP:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2025	134,202	$ 57.67
Granted	96,287	58.15
Vested	(47,853)	52.25
Forfeited	(1,787)	50.99
Non-vested at December 31, 2025	180,849	$ 59.43

As of December 31, 2025, there was $6.0 million of total unrecognized compensation costs related to non-vested shares granted under the 2019 SIP and 2023 SIP. The cost is expected to be recognized over a weighted average period of 1.11 years.

2023 Employee Stock Purchase Plan

In 2023, a new employee stock purchase plan ("2023 ESPP") was approved by the Board and shareholders. Upon the 2023 ESPP's shareholder approval date of March 30, 2023, the 2023 ESPP reserved 250,000 shares of common stock for issuance to employees, subject to an annual increase in reserved shares. At December 31, 2025, total shares authorized for issuance were 473,978 and 449,082 shares were available to be issued. Whole shares are sold to participants in the plan at 85% of the lower of the stock price at the beginning or end of each semi-annual offering period. The first semi-annual offering period began on September 1, 2023 and the current semi-annual offering period began on September 1, 2025. Eligible employees may purchase shares in an amount that does not exceed the lesser of the IRS limit of $25,000 or 15% of their annual salary.

The following table presents information for the 2023 ESPP for the year ended December 31, 2025.

	December 31, 2025
Shares purchased	12,839
Weighted average price of shares purchased	$ 53.01
Compensation expense recognized (in 000's)	186.4

Stock Appreciation Rights ("SAR")

Upon completion of the Summit merger and as a part of the Summit merger agreement, the Company assumed SAR awards that had been issued to existing employees that would continue with the same terms and conditions

Note 23— Share-Based Compensation (continued)

adjusted for the exchange ratio of 0.5043. As part of the Summit merger, a significant portion of SAR awards accelerated their vesting and thus did not require any future service component. Management used the Black-Scholes option-pricing model to fair value these accelerated SAR awards and included this value as part of the purchase price consideration discussed in Note 25 - Business Combination.

The Company also used the Black-Scholes option-pricing model to fair value the non-accelerated SAR awards that were not fully vested. The SAR awards that have been assumed by the Company were issued in 2019, 2021, and 2023, and these SAR awards become exercisable ratably over 7 years (14.3% per year) and contractually expire 10 years after the grant date.

Upon completion of the Summit merger, the Company determined the fair value per SAR using the following assumptions:

	2019 SAR	2021 SAR	2023 SAR
# of years to full vesting	7 years	7 years	7 years
Fair value	$ 14.89	$ 16.92	$ 14.56
Risk-free interest rate	4.51 %	4.32 %	4.14 %
Expected dividend yield	3.95 %	3.95 %	3.95 %
Expected common stock volatility	32.56 %	32.56 %	32.56 %
Expected contractual life (in years)	4.77	7.20	8.77

A summary of SAR and option activity during the year ended December 31, 2025, is as follows:

| | | | | Weighted Average | |
Dollars in thousands, except per share information	SARs	Aggregate Fair Value	Remaining Contractual Term (Yrs.)	Exercise Price	
Outstanding, December 31, 2024	223,873	$ 2,862	5.44	$ 46.87	
Granted (or acquired)	—	—	—	—	
Exercised	(34,920)	(841)	—	38.21	
Forfeited	(4,234)	(41)	—	48.32	
Expired	—	—	—	—	
Outstanding, December 31, 2025	184,719	$ 1,980	4.84	$ 48.48	
Exercisable SARs:					
At December 31, 2025	156,427	2,188	4.55	48.32	

The total fair value of SARs exercised was $841.0 thousand during the year ended December 31, 2025. The total fair value of SARs vested was $126.1 thousand during the year ended December 31, 2025. As of December 31, 2025, there was $326.3 thousand of total unrecognized compensation costs related to non-vested SARs acquired through the Summit merger. The cost is expected to be recognized over a weighted average period of 1.84 years.

Note 24— Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential impact of contingently issuable shares. The Company uses the treasury stock method as described by ASC 260 - *Earnings Per Share* for each dilutive instrument when computing diluted earnings per share.

Note 24— Earnings Per Share (continued)

The following shows the weighted average number of shares used in computing earnings per share and the effect of the weighted average number of shares of dilutive potential Common Stock. Dilutive potential Common Stock has no effect on income available to common shareholders.

	December 31, 2025	December 31, 2024	December 31, 2023
Net income applicable to common shares (in thousands)	$ 116,406	$ 35,033	$ 22,692
Weighted average number of shares	15,006,614	12,393,677	7,428,042
Options effect of dilutive shares	67,245	48,154	78,813
Weighted average dilutive shares	15,073,859	12,441,831	7,506,855
Basic earnings per common share	$ 7.76	$ 2.83	$ 3.05
Diluted earnings per common share	7.72	2.82	3.02

Stock awards equivalent to 25,679 shares, 67,882 shares, and 503 shares of Common Stock were not considered in computing diluted earnings per common share for 2025, 2024, and 2023, respectively, because they were antidilutive.

Note 25— Business Combination

Effective on May 3, 2024, Burke & Herbert completed its merger with Summit.

In the Summit merger, holders of Summit common stock outstanding at the effective time of the merger received 0.5043 shares of Burke & Herbert Common Stock for each share of Summit common stock they owned, subject to the payment of cash in lieu of fractional shares. The total aggregate consideration payable in the Summit merger was approximately 7,405,772 shares of Burke & Herbert Common Stock. Additionally, each share of Summit's 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 issued and outstanding was converted into the right to receive a share of Burke & Herbert Series 2021 Preferred Stock.

We accounted for the Summit merger using the acquisition method of accounting in accordance with ASC 805, Business Combinations, and accordingly, the assets and liabilities of Summit were recorded at their respective fair values on the date of completion of the Summit merger. The fair values of assets and liabilities are subject to refinement for up to one year after the acquisition date if any additional information relative to the acquisition date fair values becomes available. We recognized goodwill of $34.1 million in connection with the acquisition, which is not amortized for financial reporting purposes, but is subject to annual impairment testing. The goodwill arising from the transaction is not deductible for tax purposes and consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. The fair values of assets and liabilities are subject to refinement for up to one year after the acquisition date if any additional information relative to the acquisition date fair values becomes available. This one year period expired during the quarter ending June 30, 2025. The following table summarizes adjustments to goodwill subsequent to December 31, 2024 (in thousands):

Changes in Goodwill	Goodwill
Balance at December 31, 2024	$ 32,783
Adjustment to goodwill acquired in conjunction with the acquisition of Summit	1,366
Balance at June 30, 2025	$ 34,149

The adjustment to goodwill resulted in additional review of deferred tax asset and other compensation plan estimates that were established during the Summit merger and disclosed in the tables below.

The core deposit intangible represents the value of long-term deposit relationships acquired in this transaction and will be amortized over an estimated weighted average life of 7 years using an accelerated method which

Note 25— Business Combination (continued)

approximates the estimated run-off of the acquired deposits. The fair value of intangible assets related to core deposits was $68.8 million on the date of acquisition.

The fair value of purchased financial assets with credit deterioration was $380.8 million on the date of the acquisition. The gross contractual amounts receivable relating to the purchased financial assets with credit deterioration was $442.3 million. After the Summit merger, all of the securities, held-to-maturity, were reclassified as available-for-sale.

The following table details the total consideration paid for Summit on May 3, 2024, the fair values of the assets acquired and liabilities assumed and the resulting goodwill at the acquisition date.

($ in thousands, except share information)

Consideration		May 3, 2024
Common stock of Summit Financial Group, Inc.		14,686,738
Exchange ratio		0.5043
Expected Burke & Herbert common stock to be issued		7,406,522
Actual Burke & Herbert common stock issued		7,405,772
Fractional common stock to be paid in cash		750
Actual Burke & Herbert common stock issued		7,405,772
Price per share of Burke & Herbert common stock issued	$	51.67
Purchase price consideration for common stock issued	$	382,656
Fractional common stock to be paid in cash		750
Average 10 day closing price used to pay fractional common stock	$	53.66
Cash paid for fractional shares	$	40
Implied value of stock appreciation rights ("SARs") and restricted stock units		4,336
Fair value of preferred stock issued by Burke & Herbert		10,413
Fully diluted transaction value		397,445
Goodwill	$	**34,149**

Note 25— Business Combination (continued)

($ in thousands)	As Recorded by Summit May 3, 2024		Estimated Fair Value Adjustments		Estimated Fair Value May 3, 2024	
Total purchase price consideration					$	397,445
Recognized amounts of identifiable assets acquired and liabilities assumed						
Cash and equivalents	$	53,357	$	—	$	53,357
Securities, available-for-sale, at fair value		491,608		—		491,608
Securities, held-to-maturity, at amortized cost		93,573		(7,430)		86,143
Equity and other investments		36,085		—		36,085
Loans, gross		3,707,940		(153,306)		3,554,634
Allowance for credit losses		(49,471)		25,991		(23,480)
Loans, net of allowance		3,658,469		(127,315)		3,531,154
Premises and equipment, net		62,255		13,276		75,531
Accrued interest receivable		19,610		—		19,610
Company-owned life insurance		86,363		—		86,363
Goodwill and intangibles		73,144		(4,384)		68,760
Other assets		43,169		11,263		54,432
Total identifiable assets acquired		4,617,633		(114,590)		4,503,043
Deposits		3,704,072		(7,136)		3,696,936
Borrowings		283,398		—		283,398
Subordinated debentures and trust preferred securities		123,533		(16,466)		107,067
Unfunded reserve liability		6,692		(3,190)		3,502
Accrued interest and other liabilities		47,537		1,307		48,844
Total liabilities		4,165,232		(25,485)		4,139,747
Total identifiable net assets	$	452,401	$	(89,105)	$	363,296
Goodwill					$	34,149

Note 26— Goodwill and Other Intangible Assets

The following table presents the change in goodwill for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Beginning of period	$ 32,783	$ —	$ —
Acquired goodwill	—	32,783	—
Goodwill adjustment	1,366	—	—
Impairment	—	—	—
End of period	$ 34,149	$ 32,783	$ —

During the year ended, December 31, 2024, the Company recorded $32.8 million of goodwill associated with the acquisition of Summit. See Note 25 - Business Combination to the consolidated financial statements for additional details regarding this transaction.

The Company performs the annual goodwill impairment test on September 30 every year.

Other intangible assets consist of the core deposit intangible which is amortized on an accelerated basis over its estimated useful life of 7 years. At the date of acquisition, the Company recorded $68.8 million of core deposit intangibles associated with the acquisition of Summit.

The gross carrying amounts and accumulated amortization of other intangible assets for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, were as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Beginning of period	$ 57,300	$ —	$ —
Acquired core deposit intangible	—	68,760	—
Amortization	(15,553)	(11,460)	—
Impairment	—	—	—
Total core deposit intangible	$ 41,747	$ 57,300	$ —

The Company reviews other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Total amortization expense associated with intangible assets was $15.6 million and $11.5 million for the years ended December 31, 2025, and December 31, 2024, respectively.

Estimated amortization expense for future years is as follows (in thousands):

	Estimated Amortization
2026	$ 13,097
2027	10,641
2028	8,186
2029	5,730
2030	3,274
Thereafter	819
Total	$ 41,747

Note 27— Segment Information

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income. The Company operates in one segment – Community Banking and the financial performance of this one segment is used to make resource allocations and performance decisions. The Company's Chief Executive Officer is in charge of allocating the Company's resources and assessing performance, and has been identified as the chief operating decision maker. While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Individual operating results are not reviewed by senior management to make resource allocation or performance decisions. Therefore, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, the Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act. In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the disclosure controls and procedures are met. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of December 31, 2024, were effective in providing reasonable assurance that information required to be disclosed in the Company's reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the criteria set forth in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on the assessment using those criteria, management concluded that the internal control over financial reporting was effective on December 31, 2025.

The Company's internal control over financial reporting as of December 31, 2025, has been audited by Crowe LLP, an independent registered public accounting firm, as stated in their accompanying report appearing on page 96, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Attestation Report of Independent Auditor

The Report of Management's Assessment of Internal Control Over Financial Reporting and the Report of Crowe LLP, Independent Registered Public Accounting Firm are included in Item 8 of this Annual Report on Form 10-K. The attestation report of the Company's independent registered public accounting firm appears on page 96 of the Annual Report on Form 10-K of Burke & Herbert Financial Services Corp. for the year ended December 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2025, none of our directors or officers (as defined by Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Pursuant to General Instructions G(3) of Form 10-K, the information contained under captions "Proposal 1 Election of Directors," "Board of Directors - Meetings and Committees of the Board of Directors," "Executive Officers," "Delinquent Section 16(a) Reports" and "Board of Directors - Code of Ethics" in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders is incorporated into this item by reference.

Since the disclosure of the procedures in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, the Company has not adopted any material changes to the procedures by which shareholders may recommend nominees to the Company's Board of Directors.

Item 11. Executive Compensation

Pursuant to General Instructions G(3) of Form 10-K, the information contained under the caption "Executive Compensation," excluding the information under the subheading "Pay Versus Performance", "Compensation Discussion and Analysis", "CEO Pay Ratio" and "Compensation Committee Report" in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders is incorporated into this item by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

Pursuant to General Instructions G(3) of Form 10-K, the information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders is incorporated by reference.

Equity Compensation Plans

The following table sets forth securities authorized for issuance under the 2019 SIP, the 2023 SIP, and the 2023 ESPP as of December 31, 2025. Figures below are presented on an as-converted basis.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrant and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders [1]	157,517 [1]	$ — [2]	753,273 [3]
Equity compensation plans not approved by shareholders	23,332 [4]	— [2]	— [5]
Total	180,849	$ —	753,273

(1) Consists of 157,517 shares of common stock issuable pursuant to outstanding RSUs awarded under the 2023 SIP.

(2) Since RSU awards do not have an exercise price, they are not included in the weighted average exercise price.

(3) Includes 304,191 shares of common stock remaining available for future equity awards under the 2023 SIP at December 31, 2025, as well as 449,082 shares of common stock remaining available for issuance and delivery under the 2023 ESPP. The 2023 SIP and the 2023 ESPP both authorize up to 250,000 shares of Common Stock for issuance, increasing on an annual basis by an amount equal to the lesser of 1% of the Company's common shares issued and outstanding on the last day of the immediately preceding fiscal years (not to exceed 250,000 for the 2023 ESPP) and such smaller number of Common Stock as may be determined by the Board. The 2023 SIP also includes share recycling to the extent that an award granted under the 2023 SIP or 2019 SIP terminates, expires, is canceled, or is forfeited for any reason, the shares associated with that award will become available for grant under the 2023 Plan. The maximum number of shares of common stock available for issuance under both the 2023 SIP and the 2023 ESPP was increased by 149,691 shares on January 1, 2025. As of December 31, 2025, 600 shares have been recycled from the 2019 SIP. As of December 31, 2025, there was an open purchase period under the 2023 ESPP, which will conclude on February 28, 2026.

(4) Includes RSUs awarded under the 2019 SIP prior to the adoption of the 2023 SIP. The 2019 SIP was originally adopted by the Board of Directors of the Bank and was then subsequently adopted by the Board of the Company, as amended, on October 27, 2022, upon its commencement of operations as a bank holding company. The 2019 SIP is an omnibus equity incentive plan which allows for the grant of Common Stock, stock options, SARs, restricted stock, RSUs, dividend equivalent rights, and cash-based awards to employees, directors, and consultants of the Company and its affiliates. The only outstanding equity awards granted under the 2019 SIP are RSUs, which vest upon the completion of a service period, specific performance goal, and/or a combination thereof. The table does not include information for the Summit Financial Group, Inc. Long-Term Incentive Plan (the "Summit LTIP") assumed by the Company upon completion of the Summit merger. As of December 31, 2025, zero shares of common stock are issuable pursuant to outstanding RSUs issued under the Summit LTIP, and 35,093 shares of common stock are issuable, based upon our December 31, 2025, closing price of $62.31, with respect to 156,427 SAR awards exercisable at December 31, 2025, under the Summit LTIP. No further grants may be made under the Summit LTIP.

(5) No further awards may be granted under either the 2019 SIP or the Summit LTIP.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instructions G(3) of Form 10-K, the information contained under the captions "Board of Directors - Director Independence" and "Company Transactions With Related Parties" in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders is incorporated into this item by reference.

Item 14. Principal Accountant Fees and Services

Pursuant to General Instructions G(3) of Form 10-K, the information contained under the caption "Proposal 2 Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders is incorporated into this item by reference.

Part IV

Item 15. Exhibit and Financial Statement Schedules

(a)   FINANCIAL STATEMENTS: The following financial statements are included in Item 8 in Notes to Consolidated Financial Statements of this Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2025, and 2024

Consolidated Statements of Income for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024, and 2023

Notes to the Consolidated Financial Statements

(b)   EXHIBITS: The following exhibits are included as part of this Form 10-K:

Exhibit No.	Description
2.1*	Agreement and Plan of Merger between Burke & Herbert Financial Services Corp. and LINKBANCORP, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K, filed December 18, 2025)
3.1*	Articles of Incorporation of Burke & Herbert Financial Services Corp., as amended (incorporated by reference to Exhibit 3.1 to the Form 10-Q, filed August 13, 2024)
3.2*	Amended & Restated Bylaws of Burke & Herbert Financial Services Corp. (incorporated by reference to Exhibit 3.1 to the Form 8-K, filed December 18, 2025)
4.1*	Specimen certificate for the Common Stock of Burke & Herbert Financial Services Corp. (incorporated by reference to Exhibit 4.1 to the Form 10/A Registration Statement, filed April 3, 2023)
4.2*	Description of Burke & Herbert Financial Services Corp. Securities (incorporated by reference to Exhibit 4.1 to the Form S-3 Registration Statement, Filed November 15, 2024)
4.3*	Summit Financial Group, Inc., Form of 5.00% Fixed-to-Floating Rate Subordinated Notes due 2030 (included as Exhibit A to the Form of Subordinated Note Purchase Agreement dated as of September 22, 2020, by and between Summit Financial Group, Inc. and each of the Purchasers) (incorporated by reference to Exhibit 10.1 to Summit Financial Group, Inc.'s Form 8-K filed on September 23, 2020 (File No. 000-16587))
4.4*	Summit Financial Group, Inc., Forms of 3.25% Fixed-to-Floating Rate Subordinated Note due 2031 (included as Exhibit A-1 and Exhibit A-2 to the Indenture, dated as of November 16, 2021, by and between Summit Financial Group, Inc. and UMB Bank, N.A., as Trustee) (incorporated by reference to Exhibit 4.1 to Summit Financial Group, Inc.'s Form 8-K filed on November 17, 2021 (File No. 000-16587))
4.5*	Indenture, dated as of November 16, 2021, by and between Summit Financial Group, Inc. and UMB Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Summit Financial Group, Inc.'s Form 8-K filed on November 17, 2021 (File No. 000-16587))
10.1*†	2019 Stock Incentive Plan as Amended October 27, 2022 (incorporated by reference to Exhibit 10.2 to the Form 10 Registration Statement, filed February 28, 2023)
10.2*†	2021 Amended & Restated Nonqualified Deferred Compensation Plan for Employees & Directors (incorporated by reference to Exhibit 10.3 to the Form 10 Registration Statement, filed February 28, 2023)
10.3*†	Second Amended and Restated Employment Agreement, dated as of October 28, 2025, by and among Burke & Herbert Bank & Trust Company, Burke & Herbert Financial Services Corp. and David P. Boyle (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 29, 2025)
10.4*†	Second Amended and Restated Employment Agreement, dated as of October 28, 2025, by and among Burke & Herbert Bank & Trust Company, Burke & Herbert Financial Services Corp. and Roy E. Halyama (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 29, 2025)

10.5*†	Burke & Herbert Bank & Trust Supplemental Executive Retirement Plan, effective January 23, 2014 (incorporated by reference to Exhibit 10.9 to the Form 10 Registration Statement, filed February 28, 2023)
10.6*†	Burke & Herbert Financial Services Corp. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Form S-8, filed on May 26, 2023)
10.7*†	Burke & Herbert Financial Services Corp. 2023 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Form S-8, filed on May 26, 2023)
10.8*†	Employment Agreement, dated as of August 24, 2023, by and between Burke & Herbert Bank & Trust Company and H. Charles Maddy, III (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 3, 2024)
10.9*†	Burke & Herbert Bank 2024-2025 Merger Incentive Plan (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on May 3, 2024)
10.10*†	Burke & Herbert Bank 2024-2025 Merger Incentive Plan Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on May 3, 2024)
10.11*†	Separation Agreement and Release of Claims, dated as of January 2, 2025, by and between Burke & Herbert Bank & Trust Company and Jeffrey Welch (incorporated by reference to Exhibit 10.14 to the Form 10-K filed March 17, 2025)
10.12*†	Summit Financial Group, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Summit Financial Group, Inc.'s Form S-8 filed on September 25, 2014 (File No. 333-198939))
10.13*†	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock Settled Stock Appreciation Rights Agreement 2017 Award (incorporated by reference to Exhibit 10.3 to Summit Financial Group, Inc.'s Form 8-K filed February 15, 2017(File No. 000-16587))
10.14*†	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock Settled Stock Appreciation Rights Agreement 2019 Award (incorporated by reference to Exhibit 10.3 to Summit Financial Group, Inc.'s Form 8-K filed February 7, 2019 (File No. 000-16587))
10.15*†	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock Settled Stock Appreciation Rights Agreement 2021 Award (incorporated by reference to Exhibit 10.2 to Summit Financial Group, Inc.'s Form 8-K filed July 21, 2021 (File No. 000-16587))
10.16*†	Form of Summit Financial Group, Inc. 2014 Long-Term Incentive Plan Stock Settled Stock Appreciation Rights Agreement 2023 Award (incorporated by reference to Exhibit 10.20 to the Form 10-K filed on March 22, 2024)
10.17*†	Offer Letter with Patrick "Kip" Huffman dated March 11, 2025 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 21, 2025)
10.18*†	Form of Summit Community Bank Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to Summit Financial Group, Inc.'s Form 8-K filed July 21, 2021 (File No. 000-16587)
10.19*†	Form of First Amendment to the Summit Community Bank Supplemental Executive Retirement Plan and Consent to Termination of Summit Community Bank Supplemental Executive Retirement Trust (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 23, 2025)
19.1*	Burke & Herbert Financial Services Corp. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Form 10-K filed on March 22, 2024)
21.1*	Subsidiaries of Burke & Herbert Financial Services Corp. (incorporated by reference to Exhibit 21.1 to the Form 10-K filed on March 22, 2024)
23.1#	Consent of Crowe LLP
31.1#	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of Registrant
31.2#	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of Registrant
32.1#	Section 1350 Certification of the Principal Executive Officer of Registrant
32.2#	Section 1350 Certification of the Principal Financial Officer of Registrant
97.1*	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Form 10-K filed on March 22, 2024)

101	The following materials from the registrant's Annual Report on Form 10-K Report for the year ended December 31, 2025, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.
104	The cover page of the registrant's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (contained in Exhibit 101).

_____

*   Previously filed

†   Management Contract or compensatory plan or arrangement

Filed herewith

(c)   FINANCIAL STATEMENT SCHEDULES. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or pertain to items as to which the required disclosures have been made elsewhere in the financial statements and notes thereto, and therefore have been omitted.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

Burke & Herbert Financial Services Corp.

By: /s/ David P. Boyle

Name: David P. Boyle

Title: Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2026.

By: /s/ David P. Boyle

Name: David P. Boyle

Title: Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

By: /s/ Roy E. Halyama

Name: Roy E. Halyama

Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By: /s/ Patrick K. Huffman

Name: Patrick K. Huffman

Title: Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

By: /s/ H. Charles Maddy, III

Name: H. Charles Maddy, III

Title: President and Director

By: /s/ Mark G. Anderson

Name: Mark G. Anderson

Title: Director

By: /s/ Julian F. Barnwell, Jr.

Name: Julian F. Barnwell, Jr.

Title: Director

By: /s/ Oscar M. Bean

Name: Oscar M. Bean

Title: Director

By: /s/ Katherine D. Bonnafé

Name: Katherine D. Bonnafé

Title: Director

By: /s/ James M. Burke

Name: James M. Burke

Title: Director

By: /s/ James P. Geary, II

Name: James P. Geary, II

Title: Director

By: /s/ Georgette R. George

Name: Georgette R. George

Title: Director

By: /s/ Gary L. Hinkle

Name: Gary L. Hinkle

Title: Director

By: /s/ S. Laing Hinson

Name: S. Laing Hinson

Title: Director

By: /s/ Shawn P. McLaughlin

Name: Shawn P. McLaughlin

Title: Director

By: /s/ Charles S. Piccirillo

Name: Charles S. Piccirillo

Title: Director

By: /s/ Jose D. Riojas

Name: Jose D. Riojas

Title: Director

By: /s/ Jill S. Upson

Name: Jill S. Upson

Title: Director



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